EXHIBIT 13.3

TransCanada PipeLines Limited
2015 Annual information form
March 7, 2016

BLANK PAGE FOR MARGINS - REMOVE!

Presentation of information
Unless the context indicates otherwise, a reference in this Annual information form (AIF) to TransCanada PipeLines Limited (TCPL) or the Company, we, us and our includes TCPL's parent, TransCanada Corporation (TransCanada) and the subsidiaries of TCPL through which its various business operations are conducted, and a reference to TransCanada includes TransCanada Corporation and the subsidiaries of TransCanada Corporation, including TCPL. Where TCPL is referred to with respect to actions that occurred prior to its 2003 plan of arrangement (the Arrangement) with TransCanada, which is described below under the heading TransCanada PipeLines Limited – Corporate structure, these actions were taken by TCPL or its subsidiaries. The term subsidiary, when referred to in this AIF, with reference to TCPL means direct and indirect wholly owned subsidiaries of, and legal entities controlled by, TransCanada or TCPL, as applicable.
Unless otherwise noted, the information contained in this AIF is given at or for the year ended December 31, 2015 (Year End). Amounts are expressed in Canadian dollars unless otherwise indicated. Information in relation to metric conversion can be found at Schedule A to this AIF. The Glossary found at the end of this AIF contains certain terms defined throughout this AIF and abbreviations and acronyms that may not otherwise be defined in this document.
Certain portions of TCPL's Management's discussion and analysis dated February 10, 2016 (MD&A) are incorporated by reference into this AIF as stated below. The MD&A can be found on SEDAR (www.sedar.com) under TCPL's profile.
Financial information is presented in accordance with United States GAAP. We use certain financial measures that do not have a standardized meaning under GAAP and therefore they may not be comparable to similar measures presented by other entities. Refer to the About this document – Non-GAAP measures section of the MD&A for more information about the non-GAAP measures we use and a reconciliation to their GAAP equivalents, which section of the MD&A is incorporated by reference herein.
Forward-looking information
This AIF, including the MD&A disclosure incorporated by reference herein, contains certain information that is forward-looking and is subject to important risks and uncertainties. We disclose forward-looking information to help current and potential investors understand management’s assessment of our future plans and financial outlook, and our future prospects overall.
Statements that are forward-looking are based on certain assumptions and on what we know and expect today and generally include words like anticipate, expect, believe, may, will, should, estimate or other similar words.
Forward-looking statements in this document may include information about the following, among other things:

•	anticipated business prospects

•	our financial and operational performance, including the performance of our subsidiaries

•	expectations or projections about strategies and goals for growth and expansion

•	expected cash flows and future financing options available to us

•	expected costs for planned projects, including projects under construction and in development

•	expected schedules for planned projects (including anticipated construction and completion dates)

•	expected regulatory processes and outcomes

•	expected common share purchases under our normal course issuer bid

•	expected impact of regulatory outcomes

•	expected outcomes with respect to legal proceedings, including arbitration and insurance claims

•	expected capital expenditures and contractual obligations

•	expected operating and financial results

•	the expected impact of future accounting changes, commitments and contingent liabilities

•	expected industry, market and economic conditions.
Forward-looking statements do not guarantee future performance. Actual events and results could be significantly different because of assumptions, risks or uncertainties related to our business or events that happen after the date of this document.
Our forward-looking information is based on key assumptions, and subject to the following risks and uncertainties:

2	TCPL Annual information form 2015

Assumptions

•	inflation rates, commodity prices and capacity prices

•	timing of financing and hedging

•	regulatory decisions and outcomes

•	foreign exchange rates

•	interest rates

•	tax rates

•	planned and unplanned outages and the use of our pipeline and energy assets

•	integrity and reliability of our assets

•	access to capital markets

•	anticipated construction costs, schedules and completion dates

•	acquisitions and divestitures.
Risks and uncertainties

•	our ability to successfully implement our strategic initiatives

•	whether our strategic initiatives will yield the expected benefits

•	the operating performance of our pipeline and energy assets

•	amount of capacity sold and rates achieved in our pipelines businesses

•	the availability and price of energy commodities

•	the amount of capacity payments and revenues we receive from our energy business

•	regulatory decisions and outcomes

•	outcomes of legal proceedings, including arbitration and insurance claims

•	performance and credit risk of our counterparties

•	changes in the political environment

•	changes in environmental and other laws and regulations

•	competitive factors in the pipeline and energy sectors

•	construction and completion of capital projects

•	costs for labour, equipment and material

•	access to capital markets

•	interest, tax and foreign exchange rates

•	weather

•	cybersecurity

•	technological developments

•	economic conditions in North America as well as globally.
You can read more about these factors and others in reports we have filed with Canadian securities regulators and the SEC.
As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking statements due to new information or future events, unless we are required to by law.

TCPL Annual information form 2015	3

TransCanada PipeLines Limited
CORPORATE STRUCTURE
TCPL's head office and registered office are located at 450 - 1st Street S.W., Calgary, Alberta, T2P 5H1. TCPL is a Canadian public company. Significant dates and events are set forth below.

Date	Event

March 21, 1951	Incorporated by Special Act of Parliament as Trans‑Canada Pipe Lines Limited.
April 19, 1972	Continued under the Canada Corporations Act by Letters Patent, which included the alteration of its capital and change of name to TransCanada PipeLines Limited.
June 1, 1979	Continued under the Canada Business Corporations Act (CBCA).
July 2, 1998
Certificate of Arrangement issued in connection with the Plan of Arrangement with NOVA Corporation under which the companies merged and then split off the commodity chemicals business carried on by NOVA Corporation into a separate public company.

January 1, 1999	Certificate of Amalgamation issued reflecting TCPL's vertical short form amalgamation with a wholly owned subsidiary, Alberta Natural Gas Company Ltd.
January 1, 2000	Certificate of Amalgamation issued reflecting TCPL's vertical short form amalgamation with a wholly owned subsidiary, NOVA Gas International Ltd.
May 4, 2001	Restated TransCanada PipeLines Limited Articles of Incorporation filed.
June 20, 2002	Restated TransCanada PipeLines Limited By-Laws filed.
May 15, 2003
Certificate of Arrangement issued in connection with the plan of arrangement with TransCanada. TransCanada was incorporated pursuant to the provisions of the CBCA on February 25, 2003. The arrangement was approved by TCPL common shareholders on April 25, 2003 and following court approval, Articles of Arrangement were filed making the arrangement effective May 15, 2003. The common shareholders of TCPL exchanged each of their common shares of TCPL for one common share of TransCanada. The debt securities and preferred shares of TCPL remained obligations and securities of TCPL. TCPL continues to carry on business as the principal operating subsidiary of the TransCanada group of entities.

4	TCPL Annual information form 2015

INTERCORPORATE RELATIONSHIPS
The following diagram presents the name and jurisdiction of incorporation, continuance or formation of TCPL’s principal subsidiaries as at Year End. Each of the subsidiaries shown has total assets that exceeded 10 per cent of the total consolidated assets of TCPL or revenues that exceeded 10 per cent of the total consolidated revenues of TCPL as at Year End. TCPL beneficially owns, controls or directs, directly or indirectly, 100 per cent of the voting shares in each of these subsidiaries.

TransCanada Corporation
Canada
TransCanada PipeLines Limited
Canada
701671 Alberta Ltd.
Alberta
TransCanada PipeLine USA Ltd.
Nevada
NOVA Gas Transmission Ltd.
Alberta
TransCanada Energy Ltd.
Canada
TransCanada Oil Pipelines Inc.
Delaware
TransCanada American Investments Ltd.
Delaware
TransCanada Keystone Pipeline, LLC
Delaware

The above diagram does not include all of the subsidiaries of TCPL. The assets and revenues of excluded subsidiaries in the aggregate did not exceed 20 per cent of the total consolidated assets of TCPL as at Year End or total consolidated revenues of TCPL for the year then ended.
General development of the business
We operate our business in three segments: Natural Gas Pipelines, Liquids Pipelines and Energy. Natural Gas Pipelines and Liquids Pipelines are principally comprised of our respective natural gas and liquids pipelines in Canada, the U.S. and Mexico as well as our regulated natural gas storage operations in the U.S. Energy includes our power operations and the non-regulated natural gas storage business in Canada.
Summarized below are significant developments that have occurred in our Natural Gas Pipelines, Liquids Pipelines and Energy businesses, respectively, and certain acquisitions, dispositions, events or conditions which have had an influence on that development, during the last three financial years and year to date in 2016. Further information about changes in our business that we expect to occur during the current financial year can be found in the Natural Gas Pipelines – Outlook, Liquids Pipelines – Outlook and Energy – Outlook sections of the MD&A, which sections of the MD&A are incorporated by reference herein.

TCPL Annual information form 2015	5

DEVELOPMENTS IN THE NATURAL GAS PIPELINES BUSINESS

Date	Description of development

Canadian Regulated Pipelines

NGTL SYSTEM

January 2013
The NEB issued its recommendation to the Governor-in-Council that the proposed Chinchaga Expansion component of the Komie North project be approved, but denied the proposed Komie North Extension component.

April 2013	The Leismer-Kettle River Crossover project was placed into service. The cost of the expansion was $150 million.
March 2014
We received an NEB Safety Order (the Order) in response to the recent pipeline releases on the NGTL System. The Order required us to reduce the maximum operating pressure on three per cent of NGTL’s pipeline segments. We filed a request for a review and variance of the Order that would minimize gas disruptions while still maintaining a high level of safety, which the NEB granted in April 2014 subject to certain conditions. We accelerated components of our integrity management program to address the NEB Order.

March 2014	The NEB approved approximately $400 million in NGTL facility expansions.
Fourth Quarter 2014
We continued to experience significant growth on the NGTL System as a result of growing natural gas supply in northwestern Alberta and northeastern British Columbia (B.C.) from unconventional gas plays and substantive growth in intra-basin delivery markets. This demand growth was driven primarily by oil sands development, gas-fired electric power generation and expectations of B.C. west coast LNG projects.

First Quarter 2015
The NGTL System had approximately $6.7 billion of new supply and demand facilities under development and we continued to advance several of these capital expansion projects by filing the regulatory applications with the NEB. We also received additional requests for firm receipt service.

Fourth Quarter 2015 / First Quarter 2016
In 2015, we placed approximately $350 million of facilities in service. For 2016, the NGTL System continues to develop a further approximately $7.3 billion of new supply and demand facilities. We have approximately $2.3 billion of facilities that have received regulatory approval with approximately $450 million currently under construction. We have filed for approval for a further approximately $2.0 billion of facilities which are currently under regulatory review. Applications for approval to construct and operate an additional $3.0 billion of facilities have yet to be filed. Included in our capital program is the recently announced 2018 expansion of a further $600 million of facilities required on the NGTL System. The 2018 expansion includes multiple projects totaling approximately 88 km (55 miles) of 20-to 48-inch diameter pipeline, one new compressor, approximately 35 new and expanded meter stations and other associated facilities. Applications to construct and operate the various components of the 2018 expansion program will be filed with the NEB between second quarter and fourth quarter 2016. Subject to regulatory approvals, construction is expected to start in 2017, with all facilities expected to be in service in 2018.

North Montney Mainline

August 2013
We signed agreements for firm gas transportation services to underpin the development of a major pipeline extension and expansion of the NGTL System to receive and transport natural gas from the North Montney area of B.C. We also entered into arrangements with other parties for transportation services that will utilize the North Montney Mainline project facilities.

June 2015
The NEB approved the $1.7 billion North Montney Mainline project subject to certain terms and conditions. Under one of these conditions, construction on the North Montney Mainline project can only begin after a positive final investment decision (FID) has been made on the proposed Pacific NorthWest (PNW) LNG project. The North Montney Mainline will provide substantial new capacity on the NGTL System to meet the transportation requirements associated with rapidly increasing development of natural gas resources in the Montney supply basin in northeastern B.C. The project will connect Montney and other WCSB supply to both existing and new natural gas markets, including LNG markets. The North Montney Mainline project will consist of two large diameter 42-inch pipeline sections, Aitken Creek and Kahta, totaling approximately 301 km (187 miles) in length, and associated metering facilities, valve sites and compression facilities. The project will also include an interconnection with our proposed Prince Rupert Gas Transmission Project (PRGT) to provide natural gas supply to the proposed PNW LNG liquefaction and export facility near Prince Rupert, B.C. We expect to have the Aitken Creek and Kahta sections in service in 2017.

Merrick Mainline

June 2014
We announced the signing of agreements for approximately 1.9 Bcf/d of firm natural gas transportation services to underpin the development of a major extension of our NGTL System, with the expectation for the Merrick Mainline to be in service in first quarter 2020. The Merrick Mainline pipeline will transport natural gas sourced through the NGTL System to the inlet of the proposed Pacific Trail Pipeline terminating at the Kitimat LNG Terminal near Kitimat, B.C.

First Quarter 2016
The proposed Merrick Mainline pipeline project has been delayed. In late 2015, the Kitimat LNG partners advised us that they are re-phasing the pace of Kitimat LNG facility development. Since the Merrick Mainline is dependent upon the construction of the downstream infrastructure, the in-service date of the Merrick Mainline will be no earlier than 2021. The Merrick Mainline is a $1.9 billion project that will consist of approximately 260 kilometres (161 miles) of 48-inch diameter pipe.

6	TCPL Annual information form 2015

Date	Description of development

NGTL Revenue Requirement Settlements

August 2013
We reached settlement of the NGTL System annual revenue requirement for the years 2013 and 2014 with shippers and other interested parties (the NGTL 2013 – 2014 Settlement). The settlement fixed the ROE at 10.10 per cent on 40 per cent deemed common equity, established an increase in the composite depreciation rate to 3.05 per cent and 3.12 per cent for 2013 and 2014, respectively, and fixed the OM&A costs for 2013 at $190 million and 2014 at $198 million with any variance to our account. We also requested and received approval for changes to existing interim rates to reflect the settlement, effective September 1, 2013, pending a decision on the settlement application.

November 2013	The NEB approved the NGTL 2013 - 2014 Settlement and final 2013 rates, as filed, in November 2013.
October 2014
We reached a revenue requirement settlement with our shippers for 2015 on the NGTL System. The terms of the one year settlement included no changes to the ROE of 10.10 per cent on 40 per cent deemed equity, a continuation of the 2014 depreciation rates and a mechanism for sharing variances above and below a fixed OM&A expense amount. The settlement was filed with the NEB in October 2014.

February 2015
We received NEB approval for our revenue requirement settlement with our shippers for 2015 on the NGTL System. The terms of the one year settlement include continuation of the 2014 ROE of 10.10 per cent on 40 per cent deemed equity, continuation of the 2014 depreciation rates and a mechanism for sharing variances above and below a fixed OM&A expense amount that is based on an escalation of 2014 actual costs.

December 2015
We reached a two-year revenue requirement agreement with customers and other interested parties on the annual costs, including return on equity and depreciation required to operate the NGTL System for 2016 and 2017. The agreement fixes the equity return at 10.1 per cent on 40 per cent deemed common equity, establishes depreciation at a forecast composite rate of 3.16 per cent and fixes OM&A costs at $222.5 million annually. An incentive mechanism for variances will enable NGTL to capture savings from improved performance and provide for the flow-through of all other costs, including pipeline integrity expenses and emissions costs. NGTL filed on December 1, 2015 with the NEB for approval of the agreement.

CANADIAN MAINLINE

January 2014	Shippers on the Canadian Mainline elected to renew approximately 2.5 Bcf/d of their contracts through November 2016.

Mainline Settlement & Tolls and Tariff Applications and LDC Settlement

March 2013
We received the NEB decision on our Canadian Restructuring Proposal application to change the business structure and the terms and conditions of service for the Canadian Mainline. The NEB decision established a Toll Stabilization Account (TSA) to capture the surplus or the shortfall between our revenues and our cost of service for each year over the five year term of the decision. The NEB decision also identified certain circumstances that would require a new tolls application prior to the end of the five year term. One of those circumstances is if the TSA balance becomes positive, which occurred in 2013. Subsequently, we filed a review and variance application with the NEB in May 2013, which was dismissed in June 2013 and the NEB set out a process to consider the tariff revisions.

July 2013
The NEB released its reasons for the dismissal of our review and variance application. Additional changes to the Canadian Mainline’s tariff were considered by the NEB as a separate application which was heard in an oral hearing. We began implementation of the NEB decision related to the Canadian Restructuring Proposal. The implementation of the NEB decision was a key priority in 2013 and with the ability to price discretionary services at market prices we were able to essentially meet our overall cost of service requirements for 2013.

September 2013
The Canadian Mainline and the three largest Canadian local distribution companies (LDCs) entered into a settlement (LDC Settlement) which was filed with the NEB for approval in December 2013. The LDC Settlement proposed to establish new fixed tolls for 2015 to 2020 and maintain tolls for 2014 at the current rates. The LDC Settlement calculated tolls for 2015 on a base ROE of 10.10 per cent on 40 per cent deemed common equity. It also included an incentive mechanism that required a $20 million (after tax) annual contribution by us from 2015 to 2020, which could have resulted in a range of ROE outcomes from 8.70 per cent to 11.50 per cent. The LDC Settlement would have enabled the addition of facilities in the Eastern Triangle to serve immediate market demand for supply diversity and market access. The LDC Settlement was intended to provide a market driven, stable, long-term accommodation of future demand in this region in combination with the anticipated lower demand for transportation on the Prairies Line and the Northern Ontario Line while providing a reasonable opportunity to recover our costs. The LDC Settlement also retained pricing flexibility for discretionary services and implemented certain tariff changes and new services as required by the terms of the settlement.

March 2014
The NEB responded to the LDC Settlement application we filed in December 2013. The NEB did not approve the application as a settlement but allowed us the option to continue with the application as a contested tolls application, amend the application or terminate the processing of the application. We amended the application with additional information.

November 2014
Following a hearing, the NEB approved the Canadian Mainline's 2015 - 2030 Tolls and Tariff Application (the NEB 2014 Decision) which superseded the NEB 2013 Decision. The application reflected components of the LDC Settlement. In 2014, the Canadian Mainline operated under the NEB's decision for the years 2013-2017, which included an approved ROE of 11.5 per cent on deemed common equity of 40 per cent and an incentive mechanism based on total net revenues.

TCPL Annual information form 2015	7

Date	Description of development

First Quarter 2015
In 2015, the Canadian Mainline began operating under the NEB 2014 Decision. The NEB 2014 Decision included an approved ROE of 10.1 per cent with a possible range of achieved ROE outcomes between 8.7 per cent to 11.5 per cent. This decision also included an incentive mechanism that has both upside and downside risk and a $20 million annual after-tax contribution from us. Toll stabilization is achieved through the continued use of deferral accounts to capture the surplus or shortfall between our revenues and cost of service for each year over the six-year fixed toll term.

August 2015	TransCanada announced it had reached an agreement with the eastern LDCs that resolves the LDCs’ issues with Energy East and the Eastern Mainline Project.

Eastern Mainline Project

May 2014	We filed a project description with the NEB for the Eastern Mainline Project.
October 2014
An application was filed with the NEB for the Energy East project and to transfer a portion of the Canadian Mainline from natural gas service to crude oil service. An application was also filed for the Eastern Mainline Project, consisting of new gas facilities in southeastern Ontario required as a result of the proposed transfer of Mainline assets to crude oil service for the Energy east project.

August 2015	TransCanada announced it has reached an agreement with eastern LDCs that resolved their issues with Energy East and the Eastern Mainline Project.
December 2015
Application amendments were filed that reflect the agreement we announced in August 2015 with eastern LDCs resolving their issues with Energy East and the Eastern Mainline Project. The agreement provides gas consumers in eastern Canada with sufficient natural gas transmission capacity and provides for reduced natural gas transmission costs. The Eastern Mainline Project capital cost is now estimated to be $2.0 billion with the increase in the cost estimate due to the revised project scope resulting from the LDC agreement and updated cost estimates. The Eastern Mainline Project is conditioned on the approval and construction of the Energy East pipeline.

January 2016
The Canadian federal government announced interim measures for its review of the Energy East pipeline project. The government announced it will undertake additional consultations with aboriginal groups, help facilitate expanded public input into the NEB, and assess upstream GHG emissions associated with the project. The government will seek a six month extension to the NEB’s legislative review and a three month extension to the legislative time limit for the government’s decision. We are reviewing these changes and will assess the impacts to the Eastern Mainline Project.

Other Canadian Mainline Expansions

November 2014
In addition to the Eastern Mainline Project, we executed new short haul arrangements in the Eastern Triangle portion of the Canadian Mainline that require new facilities, or modifications to existing facilities. These projects are subject to regulatory approval and, once constructed, will provide capacity needed to meet customer requirements in eastern Canada.

First Quarter 2016
In addition to the Eastern Mainline Project, new facilities investments totaling approximately $700 million over the 2016 to 2017 period in the Eastern Triangle portion of the Canadian Mainline are required to meet contractual commitments from shippers.

ANR Pipeline

October 2013
We concluded a successful binding open season. We executed firm transportation contracts for 350 MMcf/d at maximum tariff rates for 10 years on the ANR Lebanon Lateral Reversal project, entailing modifications to existing facilities. The project substantially increases our ability to receive gas on ANR's Southeast Main Line (SEML) from the Utica/Marcellus shale areas.

March 2014
We secured nearly 2.0 Bcf/d of additional firm natural gas transportation commitments for existing and expanded capacity on ANR Pipeline’s SEML. The capacity sales and expansion projects include reversing the Lebanon Lateral in western Ohio, additional compression at Sulphur Springs, Indiana, expanding the Rockies Express pipeline interconnect near Shelbyville, Indiana and 600 MMcf/d of capacity as part of a reversal project on the SEML. Capital costs associated with the ANR System expansions required to bring the additional capacity to market are currently estimated to be US$150 million. The capacity was subscribed at maximum rates for an average term of 23 years with approximately 1.25 Bcf/d of new contracts beginning service in late 2014. These secured contracts on the SEML will move Utica and Marcellus shale gas to points north and south on the system. ANR is also assessing further demand from our customers to transport natural gas from the Utica/Marcellus formation, which is expected to result in incremental opportunities to enhance and expand the system.

January 2016
ANR Pipeline filed a Section 4 Rate Case that requests an increase to ANR's maximum transportation rates. Shifts in ANR’s traditional supply sources and markets, necessary operational changes, needed infrastructure updates, and evolving regulatory requirements are driving required investment in facility maintenance, reliability and system integrity as well as an increase in operating costs that have resulted in the current tariff rates not providing a reasonable return on our investment. We will also pursue a collaborative process to find a mutually beneficial outcome with our customers through settlement negotiations. ANR's last rate case filing was more than 20 years ago.

8	TCPL Annual information form 2015

Date	Description of development

U.S. Pipelines

Sale of GTN Pipeline, Bison Pipeline and Portland Natural Gas Transmission System (PNGTS) to TC PipeLines, LP (TCLP)

July 2013
We sold an additional 45 per cent interest in each of Gas Transmission Northwest LLC (GTN) and Bison Pipeline LLC (Bison) to TCLP for an aggregate purchase price of US$1.05 billion. We continued to hold a 30 per cent direct ownership interest in both pipelines.

October 2014	We closed the sale of our remaining 30 per cent interest in Bison to TCLP for cash proceeds of US$215 million.
April 2015
We closed the sale of our remaining 30 per cent interest in GTN to TCLP for an aggregate purchase price of US$457 million. Proceeds were comprised of US$246 million in cash, the assumption of US$98 million in proportional GTN debt and US$95 million of new Class B units of TCLP.

January 2016	We closed the sale of 49.9 per cent of our total 61.7 per cent interest in PNGTS to TCLP for US$223 million including the assumption of US$35 million of proportional PNGTS debt.

TC Offshore

December 2015
We entered into an agreement to sell TC Offshore to a third party and expect the sale to close in early 2016. As a result, at December 31, 2015, the related assets and liabilities were classified as held for sale and were recorded at their fair values less costs to sell. This resulted in a pre-tax loss provisions of $125 million recorded in 2015.

Great Lakes

November 2013
Great Lakes received FERC approval for a rate settlement with its shippers resulting in maximum recourse rates increasing by approximately 21 per cent resulting in a modest increase in revenues derived from its recourse rate contracts. The settlement included a 17 month moratorium through March 2015 and required us to have new rates in effect by January 1, 2018.

February 2016
We reduced forecasted cash flows from the reporting unit for the next ten years as compared to those utilized in previous impairment tests. There is a risk that continued reductions in future cash flow forecasts and adverse changes in other key assumptions could result in a future impairment of a portion of the goodwill balance relating to Great Lakes. Our share of the goodwill related to Great Lakes, net of non-controlling interests, was US$386 million at December 31, 2015 (2014 – US$243 million).

Northern Border

January 2013
Northern Border secured a final settlement agreement with its shippers that the FERC approved in December 2012, effective January 2013. The settlement rates for long haul transportation were approximately 11 per cent lower than 2012 rates and depreciation was lowered from 2.4 to 2.2 per cent. The settlement also included a three year moratorium on filing cases or challenging the settlement rates but Northern Border must initiate another rate proceeding within five years.

Mexican Pipelines

Topolobampo and Mazatlan Pipeline Projects

First Quarter 2016
Permitting, engineering, and construction activities are advancing as planned for these two northwest Mexico pipelines. The Topolobampo project is a 530 km (329 miles), 30-inch pipeline with a capacity of 670 MMcf/d and a cost of US$1 billion that will deliver gas to Topolobampo, Sinaloa from interconnects with third party pipelines in El Oro, Sinaloa and El Encino, Chihuahua in Mexico. The Mazatlan project is a 413 km (257 miles), 24-inch pipeline running from El Oro to Mazatlan within the state of Sinaloa with a capacity of 200 MMcf/d and an estimated cost of US$400 million. Both projects are supported by 25-year contracts with the CFE and are in their final construction stages with expected in-service dates in late 2016.

Tuxpan-Tula Pipeline

November 2015
We were awarded the contract to build, own and operate the US$500 million, 36 inch, 250 km (155 miles) Tuxpan-Tula pipeline with a contracted capacity of 886 MMcf/d for 25 years with the CFE. The pipeline will originate in Tuxpan in the state of Veracruz and extend through the states of Puebla and Hidalgo, supplying natural gas to each of those jurisdictions as well as the central region of Mexico. The pipeline will serve new power generating facilities as well as existing power plants that plan to switch from fuel oil to natural gas as their base fuel. Physical construction is expected to begin in 2016 with a planned in-service date in fourth quarter 2017.

TCPL Annual information form 2015	9

Date	Description of development

Tamazunchale Pipeline Extension Project

November 2014
Construction of the US$600 million extension was completed. Delays from the original service commencement date in March 2014 were attributed primarily to archeological findings along the pipeline route. Under the terms of the transportation service agreement, these delays were recognized as a force majeure with provisions allowing for collection of revenue from the original service commencement date.

Guadalajara

First Quarter 2013	The compressor station went into service.

International Gas Pipelines

Gas-Pacifico/INNERGY Sale

November 2014	We closed the sale of our 30 per cent equity interests in Gas Pacifico/INNERGY at a price of $9 million. This sale marked our exit from the Southern Cone region of South America.

LNG Pipeline Projects

Prince Rupert Gas Transmission

January 2013
We were selected to design, build, own and operate the proposed PRGT pipeline. We were focused on Aboriginal, community, landowner and government engagement as the PRGT advanced through the regulatory process with the Environmental Assessment Office (EAO). We continued to refine our study corridor based on consultation and detailed studies.

November 2014
We received an Environmental Assessment Certificate (EAC) from the B.C. EAO. We have submitted our pipeline permit applications to the B.C. Oil and Gas Commission (OGC) for construction of the pipeline. We made significant changes to the project route since first announced, increasing it by 150 km (93 miles) to 900 km (559 miles), taking into account Aboriginal and stakeholder input. We continued to work closely with Aboriginal groups and stakeholders along the proposed route to create and deliver appropriate benefits to all impacted groups. We concluded a benefits agreement with the Nisga’a First Nation to allow 85 km (52 miles) of the proposed natural gas pipeline to run through Nisga'a Lands.

June 2015
PNW LNG announced a positive FID for its proposed liquefaction and export facility, subject to two conditions. The first condition, approval by the Legislative Assembly of B.C. of a Project Development Agreement between PNW LNG and the Province of B.C., was satisfied in July 2015. The second condition is a positive regulatory decision on PNW LNG’s environmental assessment by the Government of Canada, which has not yet been received.

Third Quarter 2015
We received all remaining permits from the B.C. OGC which completes the eleven permits required to build and operate PRGT. Environmental permits for the project were received in November 2014 from the B.C. EAO. With these permits, PRGT has all of the primary regulatory permits required for the project. We remain on target to begin construction following confirmation of a FID by PNW LNG. The in-service date for PRGT is estimated to be 2020 but will be aligned with PNW LNG’s liquefaction facility timeline.

February 2016
We are continuing our engagement with Aboriginal groups and have now signed project agreements with ten First Nation groups along the pipeline route. Project agreements outline financial and other benefits and commitments that will be provided to each First Nation for as long as the project is in service. PRGT is a 900 km (559 miles) natural gas pipeline that will deliver gas from the Montney producing region at an expected interconnect on the NGTL System near Fort St. John, B.C. to PNW LNG's proposed LNG facility near Prince Rupert, B.C. Should the project not proceed, our project costs (including carrying charges) are fully recoverable.

Coastal GasLink

January 2014
We filed the EAC application with the B.C. EAO. We focused on community, landowner, government and Aboriginal engagement as the project advanced through the regulatory process. The pipeline would be placed in service near the end of the decade, subject to a FID to be made by LNG Canada after obtaining final regulatory approvals. The 670 km (416 miles) pipeline is expected to have an initial capacity of 1.7 Bcf/d and will transport natural gas from the Montney gas producing region near Dawson Creek, B.C. to LNG Canada's proposed LNG export facility near Kitimat, B.C.

October 2014	The EAO issued an EAC for Coastal GasLink. In 2014, we also submitted applications to the B.C. OGC for the permits required under the Oil and Gas Activities Act to build and operate Coastal GasLink.

10	TCPL Annual information form 2015

Date	Description of development

First Quarter 2016
We are continuing our engagement with Aboriginal groups along our pipeline route and have now announced long-term project agreements with eleven First Nations. These project agreements outline financial and other benefits and commitments that will be provided to each First Nation for as long as the pipeline remains in service. We also continue to engage with stakeholders along the pipeline route and are progressing detailed engineering and construction planning work to refine the capital cost estimate. In response to feedback received, we have applied for a minor route amendment to the B.C. EAO in order to provide an option in the area of concern. It is anticipated that approval for this route amendment will be received in first quarter 2016. We have received eight of ten pipeline and facilities permits from the B.C. OGC and anticipate receiving the remaining two permits in first quarter 2016. With these permits, Coastal GasLink will hold all of the required primary regulatory permits for the project. The LNG Canada participants have indicated they expect to make a FID later in 2016. We remain optimistic that their project will proceed and our development activities for the Coastal GasLink project remain fully coordinated with their project schedule. Our pipeline in-service date will be scheduled to coincide with the operational requirements of the LNG Canada facility to be built in Kitimat, B.C. Should the project not proceed, our project costs (including carrying charges) are fully recoverable.

Alaska LNG Project

April 2014
The State of Alaska passed new legislation to provide a framework for us, the three major North Slope producers (the ANS Producers), and the Alaska Gasline Development Corp. (AGDC) to advance the development of an LNG export project.

June 2014
We executed an agreement with the State of Alaska to abandon the previous Alaska to Alberta project governance and framework and executed a new precedent agreement where we will act as the transporter of the State’s portion of natural gas under a long-term shipping contract in the Alaska LNG Project. We also entered into a Joint Venture Agreement with the three major ANS Producers and AGDC to commence the pre-front end engineering and design (pre-FEED) phase of Alaska LNG Project. The pre-FEED work was anticipated to take two years to complete with our share of the cost to be approximately US$100 million. The precedent agreement also provided us with full recovery of development costs in the event the project did not proceed.

November 2015
We sold our interest in the Alaska LNG project to the State of Alaska. The proceeds of US$65 million from this sale provide a full recovery of costs incurred to advance the project since January 1, 2014 including a carrying charge. With this sale, our involvement in developing a pipeline system for commercializing Alaska North Slope natural gas ceases.

Further information about developments in the Natural Gas Pipelines business, including changes that we expect will occur in the current financial year, can be found in the MD&A in the About our business – Our strategy, Natural Gas Pipelines – Results, Natural Gas Pipelines – Outlook, Natural Gas Pipelines – Understanding the Natural Gas Pipelines business and Natural Gas Pipelines – Significant events sections, which sections of the MD&A are incorporated by reference herein.
DEVELOPMENTS IN THE LIQUIDS PIPELINES BUSINESS

Date	Description of development

Keystone Pipeline System

January 2014
We finished constructing the 780 km (485 miles) 36-inch pipeline of the Gulf Coast extension of the Keystone Pipeline System from Cushing, Oklahoma to the U.S. Gulf Coast, and crude oil transportation service on the project began. Average pipeline capacity was 520,000 Bbl/d for the first year of operation. The completion of the Gulf Coast extension in January 2014 expanded the Keystone Pipeline System to a 4,247 km (2,639 miles) pipeline system that transports crude oil from Hardisty, Alberta, to markets in the U.S. Midwest and the U.S. Gulf Coast.

Fourth Quarter 2015	We secured additional long term contracts bringing our total contract position up to 545,000 Bbl/d.

CITGO Sour Lake Pipeline

Second Quarter 2015
We entered into an agreement with CITGO Petroleum (CITGO) to construct a US$65 million pipeline connection between the Keystone Pipeline System to provide access to CITGO’s Sour Lake, Texas terminal, which supplies their 425,000 Bbl/d Lake Charles, Louisiana refinery. The connection is targeted to be operational in fourth quarter 2016.

Cushing Marketlink

September 2014	Construction was completed.

Houston Lateral and Terminal

Third Quarter 2015
Construction continued on the 77 km (48 miles) Houston Lateral pipeline and tank terminal which will extend the Keystone Pipeline System to Houston, Texas refineries. The terminal is expected to have initial storage capacity for 700,000 barrels of crude oil. The pipeline and terminal are expected to be completed in second quarter 2016.

TCPL Annual information form 2015	11

Date	Description of development

January 2016
We entered into an agreement with Magellan Midstream Partners L.P. (Magellan) to connect our Houston Terminal to Magellan's Houston and Texas City, Texas delivery system. We will own 50 per cent of this US$50 million pipeline project which will enhance connections for our Keystone Pipeline System to the Houston market. The pipeline is expected to be operational during the first half of 2017, subject to the receipt of all necessary rights-of-way, permits and regulatory approvals.

Keystone XL

January 2013
The Nebraska Department of Environmental Quality (NDEQ) issued its final evaluation report on our proposed reroute of Keystone XL to the Governor of Nebraska. In January 2013, the Governor of Nebraska approved our proposed reroute. The NDEQ issued its final evaluation report noting that construction and operation of Keystone XL is expected to have minimal environmental impacts in Nebraska.

March 2013
The DOS released its Draft Supplemental Environmental Impact Statement for Keystone XL. The impact statement reaffirmed construction of the 830,000 Bbl/d Keystone XL project would not result in any significant impact to the environment.

January 2014
The DOS released its Final Supplemental Environmental Impact Statement (FSEIS) for the Keystone XL project. The results included in the report were consistent with previous environmental reviews of Keystone XL. The FSEIS concluded Keystone XL is “unlikely to significantly impact the rate of extraction in the oil sands” and that all other alternatives to Keystone XL are less efficient methods of transporting crude oil, and would result in significantly more GHG emissions, oil spills and risks to public safety. The report initiated the National Interest Determination period of up to 90 days which involves consultation with other governmental agencies and provides an opportunity for public comment.

February 2014	A Nebraska district court ruled that the state Public Service Commission, rather than Governor Dave Heineman, had the authority to approve an alternative route through Nebraska for Keystone XL.
April 2014	The DOS announced that the national interest determination period had been extended indefinitely to allow them to consider the potential impact of the Nebraska portion of the pipeline route.
September 2014
Nebraska’s Attorney General filed an appeal which was heard by the Nebraska State Supreme Court. We filed a certification petition for Keystone XL with the South Dakota Public Utilities Commission (PUC). This certification confirmed that the conditions under which Keystone XL’s original June 2010 PUC construction permit was granted continued to be satisfied.

January 2015
The Nebraska State Supreme Court vacated the lower court’s ruling that the law was unconstitutional. As a result, the Governor’s January 2013 approval of the alternate route through Nebraska for Keystone XL remains valid. Landowners have filed lawsuits in two Nebraska counties seeking to enjoin Keystone XL from condemning easements on state constitutional grounds.

November 2015
The decision on the Keystone XL Presidential permit application was delayed throughout 2015 by the DOS and was ultimately denied in November 2015. At December 31, 2015, as a result of the denial of the Presidential permit, we evaluated our investment in Keystone XL and related projects, including Keystone Hardisty Terminal, for impairment. As a result of our analysis, we determined that the carrying amount of these assets was no longer recoverable, and recognized a total non-cash impairment charge of $3.7 billion ($2.9 billion aftertax). The impairment charge was based on the excess of the carrying value of $4.3 billion over the fair value of $621 million, which includes $93 million fair value for Keystone Hardisty Terminal. The Keystone Hardisty Terminal remains on hold with an estimated in-service date to be driven by market need. The calculation of this impairment is discussed further in the Other information – Critical accounting estimates section of the MD&A. Also in November 2015, we withdrew our application to the Nebraska Public Service Commission for approval of the route for Keystone XL in the state. The application was initially filed in October 2015. The withdrawal was made without prejudice to potentially refile if we elect to pursue the project.

January 2016
On January 5, 2016, the South Dakota PUC accepted Keystone’s certification that it continues to comply with the conditions in its existing 2010 permit authority in the state. On January 6, 2016, we filed a Notice of Intent to initiate a claim under Chapter 11 of NAFTA in response to the U.S. Administration’s decision to deny a Presidential permit for the Keystone XL Pipeline on the basis that the denial was arbitrary and unjustified. Through the NAFTA claim, we are seeking to recover more than US$15 billion in costs and damages that we estimated to have suffered as a result of the U.S. Administration’s breach of its NAFTA obligations. This litigation is in a preliminary stage and the likelihood of success and resulting impact on our financial position or results of operation is unknown at this time. On the same day, we filed a lawsuit in the U.S. Federal Court in Houston, Texas, asserting that the U.S. President’s decision to deny construction of Keystone XL exceeded his power under the U.S. Constitution. The federal court lawsuit does not seek damages, but rather a declaration that the permit denial is without legal merit and that no further Presidential action is required before construction of the pipeline can proceed. We remain supportive of Keystone XL and continue to review our options, including filing a new application for a cross-border permit.

12	TCPL Annual information form 2015

Date	Description of development

Energy East Pipeline

April 2013
We announced that we were holding an open season to obtain firm commitments for a pipeline to transport crude oil from western receipt points to eastern Canadian markets. The open season followed a successful expression of interest phase and discussions with prospective shippers.

August 2013
We announced that we were moving forward with the 1.1 million Bbl/d Energy East Pipeline as it received approximately 900,000 Bbl/d of firm, long-term contracts in its open season to transport crude oil from western Canada to eastern refineries and export terminals. The project was estimated to cost approximately $12 billion, excluding the transfer value of Canadian Mainline natural gas assets. We began Aboriginal and stakeholder engagement and associated field work as part of our initial design and planning.

March 2014
We filed the project description for the Energy East Pipeline with the NEB. This was the first formal step in the regulatory process to receive the necessary approvals to build and operate the pipeline.

October 2014
We filed the necessary regulatory applications for approvals to construct and operate the Energy East Pipeline and terminal facilities with the NEB. Subject to regulatory approvals, the pipeline was anticipated to commence deliveries by the end of 2018.

April 2015
We announced that the proposed marine terminal and associated tank terminal in Cacouna, Québec will not be built as a result of the recommended reclassification of the beluga whale, indigenous to the site, as an endangered species.

November 2015
Following consultation with stakeholders and shippers, we announced the intention to amend the Energy East application to remove a port in Québec and proceed with a single marine terminal in Saint John, New Brunswick.

December 2015
We filed an amendment to the existing project application with the NEB that adjusted the proposed route, scope and capital cost of the project reflecting refinement and scope change including the removal of the port in Québec. The project will continue to serve the three eastern Canadian refineries along the route in Montréal and Québec City, Québec and Saint John, New Brunswick.

January 2016
Changes to the project schedule and scope, as reflected in the amendment, contributed to a revised project capital cost of $15.7 billion, excluding the transfer of Canadian Mainline natural gas assets. Of the total long-term shipping commitments for the project of 995,000 Bbl/d, with an average term of 19 years, 725,000 bbl/d designate the Québec refineries, or Saint John, New Brunswick as delivery points. A total of 270,000 Bbl/d remains under contract for delivery to the Québec market, including a Québec based marine terminal and without a Saint John, New Brunswick delivery point. Discussions are ongoing with those shippers to remove the Québec marine terminal from the terms of.their shipping contracts. Subject to regulatory approvals, the pipeline is anticipated to commence deliveries by the end of 2020. However, on January 27, 2016, the Canadian federal government announced interim measures for pipeline reviews, including in respect of the Energy East project. The government announced it will undertake additional consultations with aboriginal groups, help facilitate expanded public input into the NEB and assess Energy East's impact on upstream GHG emissions. The government will seek a six month extension to the NEB’s legislative review and a three month extension to the legislative time limit for the government’s decision which will extend the total review time to 27 months. We are currently reviewing these changes to assess their impact to the project.

Northern Courier Pipeline

April 2013	We filed a permit application with the Alberta Energy Regulator (AER) after completing the required Aboriginal and stakeholder engagement and associated field work.
October 2013
Suncor Energy Inc. (Suncor) announced that Fort Hills Energy Limited Partnership was proceeding with the Fort Hills oil sands mining project and that it expected to begin producing crude oil in 2017. The Northern Courier Pipeline will transport crude oil from the Fort Hills mine site to Suncor’s tank facilities located north of Fort McMurray.

July 2014	The AER issued a permit approving our application to construct and operate the Northern Courier Pipeline. Construction has started on the pipeline.
First Quarter 2016
Construction continues on the pipeline system to transport bitumen and diluent between the Fort Hills mine site and Suncor terminal located north of Fort McMurray, Alberta. The project is fully underpinned by long term contracts with the Fort Hills partnership. We expect the pipeline system to be ready for service in 2017.

Heartland Pipeline and TC Terminals

May 2013
We announced we had reached binding long-term shipping agreements to build, own and operate the Heartland Pipeline and TC Terminals projects, and filed a permit application for the terminal facility. In October 2013, we filed a permit application for the pipeline with the AER after completing the required Aboriginal and stakeholder engagement and associated field work.

February 2014	The application for the terminal facility was approved by the AER.

TCPL Annual information form 2015	13

Date	Description of development

October 2014
Construction commenced on the terminal and has since been delayed and the in-service date for the projects will be determined and aligned with industry conditions and our customer's requirements. The Heartland Pipeline is a crude oil pipeline connecting the Edmonton/Heartland, Alberta market region to facilities in Hardisty, Alberta. TC Terminals is a terminal facility in the Heartland industrial area north of Edmonton, Alberta located at the start of the Heartland Pipeline.

Grand Rapids Pipeline

May 2013
We filed a permit application with the AER for the Grand Rapids Pipeline, a dual 36-inch/20-inch crude oil and diluent pipeline system connecting producing areas northwest of Fort McMurray, Alberta to terminals in the Edmonton/Heartland, Alberta region after completing the required Aboriginal and stakeholder engagement and associated field work. Our partner has also entered into a long-term transportation service contract in support of the Grand Rapids Pipeline. Along with our partner, we will each own 50 per cent of the project and we will operate the system.

October 2014
The AER issued a permit approving our application to construct and operate the Grand Rapids Pipeline. Construction is progressing on phase one, which includes a 20-inch pipeline from northern Alberta to Edmonton, Alberta and a 36-inch pipeline between Edmonton and Fort Saskatchewan, Alberta. We anticipate phase one to begin crude oil transportation service in 2017. The construction of phase two, the larger 36-inch pipeline, is currently delayed and the in-service date will be subject to sufficient market demand. We will operate the Grand Rapids Pipeline once complete.

August 2015
We announced a joint venture between Grand Rapids and Keyera Corp. for provision of diluent transportation service on the 20-inch pipeline between Edmonton and Fort Saskatchewan, Alberta, which is anticipated to be in service in the second half of 2017. The joint venture will be incorporated into phase one of Grand Rapids and it will provide enhanced diluent supply alternatives to our shippers.

Upland Pipeline

November 2014	We completed a successful binding open season for the Upland Pipeline. The commercial contracts we have executed for $600 million Upland Pipeline are conditioned on Energy East proceeding.
April 2015
We filed an application to obtain a U.S. Presidential permit for the Upland Pipeline. The pipeline will provide crude oil transportation from and between multiple points in North Dakota and interconnect with the Energy East Pipeline System at Moosomin, Saskatchewan. Subject to regulatory approvals, we anticipate the Upland Pipeline to be in service in 2020. The commercial contracts we have executed for Upland Pipeline are conditioned on the Energy East project proceeding.

January 2016	We are reviewing the Canadian federal government's interim measures for pipeline reviews and to assess their impact to Upland Pipeline.

Liquids Marketing

2015
We established a liquids marketing business to expand into other areas of the liquids business value chain. The liquids marketing business will generate revenue by capitalizing on asset utilization opportunities by entering into short-term or long-term pipeline or storage terminal capacity contracts. Volatility in commodity prices and changing market conditions could impact the value of those capacity contracts. Availability of alternative pipeline systems that can deliver into the same areas can also impact contract value. The liquids marketing business complies with our risk management polices which are described in the Other information - Risks and risk management section of the MD&A.

Further information about developments in the Liquids Pipelines business, including changes that we can expect will occur in the current financial year, can be found in the MD&A in the About our business – Our strategy, Liquids Pipelines – Results, Liquids Pipelines – Outlook, Liquids Pipelines – Understanding the Liquids Pipelines business and Liquids Pipelines – Significant events sections, which sections of the MD&A are incorporated by reference herein.

14	TCPL Annual information form 2015

DEVELOPMENTS IN THE ENERGY BUSINESS

Date	Description of development

Canadian Power

Alberta Greenhouse Gas Emissions

June 2015
The Alberta government announced a renewal and change to the SGER in Alberta. Since 2007, under the SGER, established industrial facilities with GHG emissions above a certain threshold are required to reduce their emissions by 12 per cent below an average intensity baseline and a carbon levy of $15 per tonne is placed on emissions above this target. The changed regulations include an increase in the emissions reductions target to 15 per cent in 2016 and 20 per cent in 2017, along with an increase in the carbon levy to $20 per tonne in 2016 and $30 per tonne in 2017. Starting in 2018, coal-fired generators will pay $30 per tonne of CO2 on emissions above what Alberta’s cleanest natural gas-fired plant would emit to produce an equivalent amount of electricity. While our Sundance and Sheerness PPAs are subject to this regulation, our inventory of carbon offset credits will mitigate some of these increased costs. The remaining compliance costs are expected to be somewhat recovered through increased market pricing but the full extent is not known at this time.

Napanee

January 2015
We began construction activities on a 900 MW natural gas-fired power plant at Ontario Power Generation’s Lennox site in eastern Ontario in the town of Greater Napanee. We expect to invest approximately $1.0 billion in the Napanee facility during construction and commercial operations are expected to begin in late-2017 or early-2018. Production from the facility is fully contracted with the IESO.

Bécancour

June 2013
Hydro-Québec Distribution (Hydro-Québec) notified us that it would exercise its option to extend the agreement to suspend all electricity generation from the Bécancour power plant through 2014. Hydro-Québec had notified us that it would exercise its option to extend the agreement to suspend all electricity generation from the Bécancour power plant through 2013. Under the original agreement, Hydro-Québec had the option to extend the suspension on an annual basis until such time as regional electricity demand levels recover.

December 2013
We entered into an amendment to the original suspension agreement with Hydro-Québec to further extend suspension of generation through to the end of 2017. Under the amendment, Hydro-Québec continued to have the option (subject to certain conditions) to further extend the suspension past 2017. The amendment also includes revised provisions intended to reduce Hydro-Québec’s payments to us for Bécancour's natural gas transportation costs during the suspension period, although we retain our ability to recover our full capacity costs under the Electricity Supply Contract with Hydro-Québec while the facility is suspended.

May 2014
We received final approval from the Régie de l’énergie for the December 2013 amendment to the original suspension agreement with Hydro-Québec. In addition, Hydro-Québec exercised its option in the amended suspension agreement to extend suspension of all electricity generation to the end of 2017, and requested further suspension of generation to the end of 2018.

August 2015
We executed an agreement with Hydro-Québec to amend Bécancour's electricity supply contract. The amendment allows Hydro-Québec to dispatch up to 570 MW of firm peak winter capacity from the Bécancour facility for a term of 20 years commencing in December 2016. Annual payments received for this new service will be incremental to existing capacity payments earned under the agreement. In October 2015, the Régie de l’énergie approved the amended contract. We continue to receive capacity payments while generation is suspended.

Bruce Power

April 2013
Bruce Power announced that it had reached an agreement with the Ontario Power Authority to extend the Bruce B floor price through to the end of the decade, which is expected to coincide with the 2019 and 2020 end of life dates for the Bruce B units.

April 2013
Bruce Power returned Bruce A Unit 4 to service after completing an expanded life extension outage investment program, which began in August 2012. It is anticipated that this investment will allow Bruce A Unit 4 to operate until at least 2021.

March 2014	Cameco Corporation sold its 31.6 per cent limited partnership interest in Bruce B to BPC Generation Infrastructure Trust. We maintain an option to increase our Bruce B ownership percentage.

TCPL Annual information form 2015	15

Date	Description of development

Fourth Quarter 2014
New Canadian federal legislation is expected to come into force in 2015 respecting the determination of liability and compensation for a nuclear incident in Canada resulting in personal injuries and damages. This proposed legislation will replace existing legislation which currently provides that the licensed operator of a nuclear facility has absolute and exclusive liability and limits the liability to a maximum of $75 million. The proposed new law is fundamentally consistent with the existing regime although the maximum liability will increase to $650 million and increase in increments over three years to a maximum of $1 billion. The operator will also be required to maintain financial assurances such as insurance in the amount of the maximum liability. Our indirect subsidiary owns 50 per cent of the common shares of Bruce Power Inc., the licensed operator of Bruce Power, and as such Bruce Power Inc. is subject to this liability in the event of an incident as well as the legislation’s other requirements.

December 2015
Bruce Power entered into an agreement with the IESO to extend the operating life of the facility to the end of 2064. This new agreement represents an extension and material amendment to the earlier agreement that led to the refurbishment of Units 1 and 2 at the site. The amended agreement is effective January 1, 2016 and allows Bruce Power to immediately invest in life extension activities for Units 3 through 8. Our estimated share of investment in the Asset Management program to be completed over the life of the agreement is approximately $2.5 billion (2014 dollars). Our estimated share of investment in the Major Component Replacement work that is expected to begin in 2020 is approximately $4 billion (2014 dollars). Under certain conditions, Bruce Power and the IESO can elect to not proceed with the remaining Major Component Replacement investments should the cost exceed certain thresholds or prove to not provide sufficient economic benefits. The agreement has been structured to account for changing cost inputs over time, including ongoing operating costs and additional capital investments. Beginning in 2016, Bruce Power receives a uniform price of $65.73 per MWh for all units. This price will be adjusted over the term of the agreement to incorporate incremental capital investment and cost changes. In connection with this opportunity, we exercised our option to acquire an additional 14.89 per cent ownership interest in Bruce B for $236 million from the Ontario Municipal Employees Retirement System. Subsequent to this acquisition, Bruce A and Bruce B were merged to form a single partnership structure. In 2015, we recognized a $36 million charge, representing our proportionate share, on the retirement of Bruce Power debt in conjunction with this merger. We now hold a 48.5 per cent interest in this newly merged partnership structure.

Cancarb Limited and Cancarb Waste Heat Facility

January 2014	We announced we had reached an agreement for the sale of Cancarb Limited, our thermal carbon black facility, and its related power generation facility.
April 2014	The sale of Cancarb Limited and its related power generation facility closed for gross proceeds of $190 million. We recognized a gain of $99 million, net of tax, in second quarter 2014.

Ontario Solar

June 2013
We completed the acquisition of the first facility for $55 million as per our December 2011 agreement, pursuant to which we agreed to buy Ontario solar generation facilities with combined capacity of 86 MW from Canadian Solar Solutions Inc. (Canadian Solar) for approximately $500 million. Under the terms of the agreement, Canadian Solar will develop and build each of the nine solar facilities using photovoltaic panels. We buy each facility once construction and acceptance testing are complete and commercial operation begins. All power produced by the solar facilities is currently or will be sold under 20-year FIT contracts with the IESO.

September 2013	We completed the acquisition of two additional solar facilities for $99 million.
December 2013	We completed the acquisition of an additional solar facility for $62 million.
September 2014	We completed the acquisition of three additional solar facilities for $181 million.
December 2014	We acquired an additional solar facility for $60 million. Our total investment in the eight solar facilities is $457 million.

Alberta PPAs

March 2016
We announced plans to terminate our Alberta PPAs which affects the Sheerness, Sundance A and Sundance B PPAs. As a result of our decision to terminate the PPAs, we expect to record a non-cash charge of approximately $235 million pre-tax ($175 million after-tax) which represents the remaining net book value associated with our original investment in the PPAs.

U.S. Power

Ravenswood

September 2014	The 972 MW Unit 30 at the Ravenswood Generating Station experienced an unplanned outage.
May 2015
The Ravenswood Generating Station returned to service after the September 2014 unplanned outage which resulted from a problem with the generator associated with the high pressure turbine. Insurance recoveries for this event are expected to be received in 2016. As a result of the expected insurance recoveries, net of deductibles, the Unit 30 unplanned outage is not expected to have a significant impact on our earnings although the recording of earnings will not coincide with lost revenues due to timing of the insurance proceeds.

16	TCPL Annual information form 2015

Date	Description of development

Ironwood

February 2016
We acquired the 778 MW Ironwood natural gas fired, combined cycle power plant located in Lebanon,
Pennsylvania from Talen Energy Corporation for US$657 million before post closing adjustments. The Ironwood power plant delivers energy into the PJM power market and will provide us with a solid platform from which to continue to grow our wholesale, commercial and industrial customer base in this market area.

New York Power Business

January 2014
Capacity prices in the New York market are established through a series of forward auctions and utilize a demand curve administered price for purposes of setting the monthly spot price. The demand curve, among other inputs, uses assumptions with respect to the expected cost of the most likely peaking generation technology applicable to new entrants to the market. In January 2014, the FERC accepted a new rate for the demand curve that was filed by the New York Independent System Operator as part of its triennial Demand Curve Reset (DCR) process. The filing changed the generation technology used in the DCR versus that used during the last reset process for New York City Zone J where Ravenswood operates. Average New York Zone J spot capacity prices were approximately 27 per cent higher in 2014 than in 2013. The increase in spot prices and the impact of hedging activities resulted in higher realized capacity prices in New York in 2014.
Average New York Zone J spot capacity prices were approximately 18 per cent lower in 2015 than in 2014. The decrease in spot prices and the impact of hedging activities, resulted in lower realized capacity prices in New York in 2015. The lower spot capacity prices were primarily due to increased available operational supply in New York City's Zone J market. In 2014 we disclosed that the FERC announced a decision affecting future capacity auctions in New England Power Pool (NEPOOL) which we thought may potentially improve capacity price conditions in 2018 and beyond. Since the announcement, capacity prices have improved in 2018 and beyond for our assets that are located in NEPOOL.

Natural Gas Storage

April 2014
We sold out interest in the Alaska LNG project to the State of Alaska. The proceeds from the sale provide a full recovery of costs incurred to advance the project since January 1, 2014 including a carrying charge. With this sale, our involvements in developing pipeline system for commercializing the Alaska North Slope natural gas ceases.

Further information about developments in the Energy business, including changes that we expect will occur in the current financial year, can be found in the MD&A in the About our business – Our strategy, Energy – Results, Energy – Outlook, Energy – Understanding the Energy business and Energy – Significant events sections, which sections of the MD&A are incorporated by reference herein.

TCPL Annual information form 2015	17

Business of TCPL
We are a leading North American energy infrastructure company focused on Natural Gas Pipelines, Liquids Pipelines and Energy. At Year End and for the year then ended, Natural Gas Pipelines accounted for approximately 48 per cent of revenues and 46 per cent of our total assets, Liquids Pipelines accounted for approximately 17 per cent of revenues and 24 per cent of our total assets, and Energy accounted for approximately 36 per cent of revenues and 23 per cent of our total assets. The following table shows our revenues from operations by segment, classified geographically, for the years ended December 31, 2015 and 2014.

Revenues from operations (millions of dollars)	2015	2014
Natural Gas Pipelines
Canada – Domestic	$2,848	$2,672
Canada – Export[1]	$829	$881
United States	$1,447	$1,163
Mexico	$259	$197
	$5,383	$4,913
Liquids Pipelines
Canada – Domestic	—	—
Canada – Export[1]	$458	$432
United States	$1,421	$1,115
	$1,879	$1,547
Energy[2]
Canada – Domestic	$1,029	$1,349
Canada – Export[1]	$5	$1
United States	$3,004	$2,375
	$4,038	$3,725
Total revenues[3]	$11,300	$10,185

[1]	Exports include pipeline revenues attributable to Canadian Pipeline and power deliveries to U.S. markets.

[2]	Revenues include sales of natural gas.

[3]	Revenues are attributed to countries based on country of origin of product or service.
The following is a description of each of TCPL's three main areas of operations.
NATURAL GAS PIPELINES BUSINESS
Our natural gas pipeline network transports natural gas to local distribution companies, power generation facilities and other businesses across Canada, the U.S. and Mexico. Information about TransCanada's competitive position relating to the Natural Gas Pipelines business can be found in the MD&A in the Natural Gas Pipelines – Understanding the Natural Gas Pipelines business section, which section of the MD&A is incorporated by reference herein.
We are the operator of all of the following natural gas pipelines and regulated natural gas storage assets except for Iroquois.

	Length	Description	Effective ownership

Canadian pipelines

NGTL System	24,544 km (15,251 miles)	Receives, transports and delivers natural gas within Alberta and B.C., and connects with the Canadian Mainline, Foothills system and third-party pipelines	100%

Canadian Mainline	14,114 km (8,770 miles)	Transports natural gas from the Alberta/Saskatchewan border and the Ontario/U.S. border to serve eastern Canada and interconnects to the U.S.	100%

Foothills	1,241 km (771 miles)	Transports natural gas from central Alberta to the U.S. border for export to the U.S. Midwest, Pacific northwest, California and Nevada	100%

18	TCPL Annual information form 2015

	Length	Description	Effective ownership

Trans Québec & Maritimes (TQM)	572 km (355 miles)	Connects with Canadian Mainline near the Ontario/Québec border to transport natural gas to the Montréal to Québec City corridor, and connects with the Portland pipeline system that serves the northeast U.S.	50%

U.S. pipelines

ANR Pipeline	15,109 km (9,388 miles)	Transports natural gas from supply basins to markets throughout the mid-west and south to the Gulf of Mexico.	100%

ANR Storage	250 Bcf	Provides regulated underground natural gas storage service from facilities located in Michigan

Bison	488 km (303 miles)	Transports natural gas from the Powder River Basin in Wyoming to Northern Border in North Dakota. We effectively own 28 per cent of the system through our interest in TC PipeLines, LP	28%

GTN	2,216 km (1,377 miles)	Transports natural gas from the WCSB and the Rocky Mountains to Washington, Oregon and California. Connects with Tuscarora and Foothills. We effectively own 28 per cent of the system through our interest in TC PipeLines, LP	28%

Great Lakes	3,404 km (2,115 miles)	Connects with the Canadian Mainline near Emerson, Manitoba and St Clair, Ontario, plus interconnects with ANR at Crystal Falls and Farwell in Michigan, to transport natural gas to eastern Canada and the U.S. upper Midwest. We effectively own 66.6 per cent of the system through the combination of our 53.6 per cent direct ownership interest and our 28 per cent interest in TC PipeLines, LP	66.6%

Iroquois	669 km (416 miles)	Connects with Canadian Mainline near Waddington, New York to deliver natural gas to customers in the U.S. northeast	44.5%

North Baja	138 km (86 miles)	Transports natural gas between Arizona and California, and connects with a third-party pipeline on the California/Mexico border. We effectively own 28 per cent of the system through our interest in TC PipeLines, LP	28%

Northern Border	2,264 km (1,407 miles)	Transports WCSB and Rockies natural gas with connections to Foothills and Bison to U.S. Midwest markets. We effectively own 14 per cent of the system through our interest in TC PipeLines, LP	14%

PNGTS	475 km (295 miles)	Connects with TQM near East Hereford, Québec to deliver natural gas to customers in the U.S. northeast. We effectively own 25.8 per cent of the system through the combination of 11.8 per cent direct ownership and our 28 per cent interest in TC PipeLines, LP. Prior to January 1, 2016 we had direct ownership of 61.7 per cent.	25.8%

Tuscarora	491 km (305 miles)	Transports natural gas from GTN to Malin, Oregon to markets in northeastern California and northwestern Nevada. We effectively own 28 per cent of the system through our interest in TC PipeLines, LP	28%

TC Offshore[1]	958 km (595 miles)	Gathers and transports natural gas within the Gulf of Mexico with subsea pipeline and seven offshore platforms to connect in Louisiana with our ANR Pipeline system.	100%

Mexican pipelines

Guadalajara	315 km (196 miles)	Transports natural gas from Manzanillo, Colima to Guadalajara, Jalisco	100%

Tamazunchale	365 km (227 miles)	Transports natural gas from Naranjos, Veracruz in east central Mexico to Tamazunchale, San Luis Potosi and on to El Sauz, Queretaro	100%

Under construction

Mazatlan Pipeline	413 km* (257 miles)	To deliver natural gas from El Oro to Mazatlan, Sinaloa in Mexico. Will connect to the Topolobampo Pipeline at El Oro	100%

Topolobampo Pipeline	530 km* (329 miles)	To deliver natural gas to Topolobampo, Sinaloa, from interconnects with third-party pipelines in El Oro, Sinaloa and El Encino, Chihuahua in Mexico	100%

TCPL Annual information form 2015	19

	Length	Description	Effective ownership

Tuxpan-Tula Pipeline	250 km* (155 miles)	The pipeline will originate in Tuxpan in the state of Veracruz and extend through the states of Puebla and Hidalgo, supplying natural gas to CFE combined-cycle power generating facilities in each of those jurisdictions as well as to the central and western regions of Mexico.	100%

NGTL 2016/17 Facilities	540 km* (336 miles)	An expansion program comprised of 21 integrated projects of pipes, compression and metering to meet new incremental firm service requests received in 2014 on the NGTL System and expected to be completed between 2016 and 2018.	100%

In development

Coastal GasLink	670 km* (416 miles)	To deliver natural gas from the Montney gas producing region at an expected interconnect on NGTL near Dawson Creek, B.C. to LNG Canada's proposed LNG facility near Kitimat, B.C.	100%

Prince Rupert Gas Transmission	900 km* (559 miles)	To deliver natural gas from the North Montney gas producing region at an expected interconnect on NGTL near Fort St. John, B.C. to the proposed Pacific Northwest LNG facility near Prince Rupert, B.C.	100%

North Montney Mainline	301 km* (187 miles)	An extension of the NGTL System to receive natural gas from the North Montney gas producing region and connect to NGTL's existing Groundbirch Mainline and the proposed Prince Rupert Gas Transmission project	100%

Merrick Mainline	260 km* (161 miles)	To deliver natural gas from NGTL's existing Groundbirch Mainline near Dawson Creek, B.C. to its end point near the community of Summit Lake, B.C.	100%

Eastern Mainline Project	279 km* (173 miles)	Pipeline and compression facilities expected to be added in the Eastern Triangle of the Canadian Mainline to meet the requirements of the existing shippers as well as new firm service requirements following the conversion of components of the Mainline to facilitate the Energy East project.	100%

NGTL 2018 Facilities	88 km* (55 miles)	An expansion program comprised of multiple projects of 20- to 48-inch diameter pipelines, one new compressor unit and multiple meter stations to meet new incremental firm service requests received in 2015 on the NGTL System and expected to be completed in 2018.	100%

* Final pipe lengths are subject to changes during construction and/or final design considerations.

[1]	As at December 31, 2015, TC Offshore was classified as Assets held for sale. See the Natural Gas Pipelines – Significant events section of the MD&A for further information.
Further information about our pipeline holdings, developments and opportunities and significant regulatory developments which relate to Natural Gas Pipelines can be found in the MD&A in the Natural Gas Pipelines – Results, Natural Gas Pipelines – Understanding the Natural Gas Pipelines business and Natural Gas Pipelines – Significant events sections, which sections of the MD&A are incorporated by reference herein.

20	TCPL Annual information form 2015

LIQUIDS PIPELINES BUSINESS
Our existing liquids pipeline infrastructure connects Alberta and U.S. crude oil supplies to U.S. refining markets in Illinois, Oklahoma and Texas, as well as connecting U.S. crude oil supplies from the Cushing, Oklahoma hub to refining markets in the U.S. Gulf Coast. Our proposed future pipeline infrastructure would also connect Canadian and U.S. crude oil supplies to refining markets in eastern Canada and overseas export markets and expand capacity for Canadian and U.S. crude oil access to U.S. markets.
We are the operator of all of the following pipelines and properties.

	Length	Description	Ownership

Liquids pipelines

Keystone Pipeline System	4,247 km (2,639 miles)	Transports crude oil from Hardisty, Alberta, to U.S. markets at Wood River and Patoka Illinois, Cushing, Oklahoma, and Port Arthur, Texas	100%

Cushing Marketlink and Terminal		Terminal and pipeline facilities to transport crude oil from the market hub at Cushing, Oklahoma to the Port Arthur, Texas refining market on facilities that form part of the Keystone Pipeline System	100%

Under construction

Houston Lateral and Houston Terminal	77 km (48 miles)	To extend the Keystone Pipeline System to the Houston, Texas refining market	100%

Grand Rapids Pipeline	460 km (287 miles)	To transport crude oil and diluent between the producing area northwest of Fort McMurray, Alberta and the Edmonton/Heartland, Alberta market region	50%

Northern Courier Pipeline	90 km (56 miles)	To transport bitumen and diluent between the Fort Hills mine site and Suncor Energy's terminal located north of Fort McMurray, Alberta	100%

In development

Bakken Marketlink		To transport crude oil from the Williston Basin producing region in North Dakota and Montana to Cushing, Oklahoma on facilities that form part of Keystone XL	100%

Keystone Hardisty Terminal		Crude oil terminal located at Hardisty, Alberta, providing western Canadian producers with crude oil batch accumulation tankage and access to the Keystone Pipeline System	100%

Keystone XL	1,897 km (1,179 miles)	To transport crude oil from Hardisty, Alberta to Steele City, Nebraska to expand capacity of the Keystone Pipeline System	100%

Heartland Pipeline and TC Terminals	200 km (125 miles)	Terminal and pipeline facilities to transport crude oil from the Edmonton/Heartland, Alberta region to facilities in Hardisty, Alberta	100%

Energy East Pipeline	4,600 km (2,850 miles)	To transport crude oil from western Canada to eastern Canadian refineries and export markets	100%

Upland Pipeline	460 km (285 miles)	To transport crude oil from, and between, multiple points in North Dakota and interconnect with the Energy East Pipeline at Moosomin, Saskatchewan	100%
Further information about our pipeline holdings, developments and opportunities and significant regulatory developments which relate to Liquids Pipelines can be found in the MD&A in the Liquids Pipelines – Results, Liquids Pipelines – Understanding the Liquids Pipelines business and Liquids Pipelines – Significant events sections, which sections of the MD&A are incorporated by reference herein.
REGULATION OF THE NATURAL GAS AND LIQUIDS PIPELINES BUSINESSES
Canada
Natural Gas Pipelines
The Canadian Mainline, NGTL System and Foothills System (collectively, the Systems) are regulated by the NEB under the National Energy Board Act (Canada). The NEB regulates the construction and operation of facilities, and the terms and conditions of services, including rates, for these Canadian regulated natural gas transmission systems.

TCPL Annual information form 2015	21

The NEB generally sets tolls that provide TransCanada the opportunity to recover costs of transporting natural gas, including the return of capital (depreciation) and return on the average investment base for each of the Systems. Generally, Canadian natural gas pipelines request the NEB to approve the pipeline’s cost of service and tolls once a year, and recover or refund the variance between actual and expected revenues and costs in future years. The Canadian Mainline, however, operates under a fixed toll arrangement for its longer term firm transportation service and has the flexibility to price its shorter term and discretionary services in order to maximize its revenue. Further information relating to the decision from the NEB regarding the Canadian Restructuring Proposal as well as the LDC Settlement can be found in the General Developments of the business – Developments in the Natural Gas Pipelines business – Mainline Settlement, Tolls and Tariff Applications and LDC Settlement section above. In addition, the NGTL System recently reached a two year revenue requirement settlement that remains subject to NEB approval.
New facilities on or associated with the Systems are approved by the NEB before construction begins and the NEB regulates the operations of each of the Systems. Net earnings of the Systems may be affected by changes in investment base, the allowed ROE, and any incentive earnings.
West Coast LNG – Natural Gas Pipeline Projects
The Coastal GasLink and PRGT natural gas pipeline projects are being proposed and developed primarily under the regulatory regime administered by the OGC and the EAO. The OGC is responsible for overseeing oil and gas operations in B.C., including exploration, development, pipeline transportation and reclamation. The EAO is an agency that manages the review of proposed major projects in B.C., as required by the B.C. Environmental Assessment Act.
Liquids Pipelines
The NEB regulates the terms and conditions of service, including rates, facilities and the physical operation of the Canadian portion of the Keystone Pipeline System. The rates for transportation service on the Keystone Pipeline system are calculated in accordance with a methodology agreed to in transportation service agreements between Keystone and its shippers, and approved by the NEB.
Liquids Pipelines Projects
The Northern Courier Pipeline and Grand Rapids Pipeline projects are currently under construction and are being developed primarily under the regulatory regime administered by the AER. The AER administers approvals required to construct and operate the pipelines and associated facilities in accordance with Directive 56, approvals to obtain land access under the Public Land Act, and environmental approvals under the Environmental and Protection Enhancement Act.
Energy East Pipeline is being proposed and developed under the regulatory regime administered by the NEB.
United States
Natural Gas Pipelines
TransCanada's wholly owned and partially owned U.S. pipelines are considered natural gas companies operating under the provisions of the Natural Gas Act of 1938 and the Natural Gas Policy Act of 1978, and are subject to the jurisdiction of the FERC. The Natural Gas Act of 1938 grants the FERC authority over the construction and operation of pipelines and related facilities. The FERC also has authority to regulate rates for natural gas transportation and interstate commerce. The ANR System’s natural gas storage facilities in Michigan are also regulated by FERC.
Liquids Pipelines
The FERC regulates the terms and conditions of service, including transportation rates, of interstate liquids pipelines, including the U.S. portion of the Keystone Pipeline System and Cushing Marketlink. The siting and construction of pipeline facilities are regulated by the specific state commissions where the pipeline crosses. Pipeline safety is regulated by the U.S. Department of Transportation Pipeline and Hazardous Materials Safety Administration. Liquids pipelines that cross the international border between Canada and the United States, such as the proposed Upland pipeline, will require a Presidential Permit from the DOS.
Mexico
Natural Gas Pipelines
TransCanada’s pipelines in Mexico are regulated by the Comisión Reguladora de Energía or Energy Regulatory Commission who approve construction of new pipeline facilities and ongoing operations of the infrastructure. Our Mexican pipelines have approved tariffs, services and related rates, however, the contracts underpinning the construction and operation of the facilities are long-term negotiated fixed rate contracts. These rates are only subject to change under specific circumstances such as certain types of force majeure events or changes in law.

22	TCPL Annual information form 2015

ENERGY BUSINESS
Our Energy business includes a portfolio of power generation assets in Canada and the U.S., and unregulated natural gas storage assets in Alberta.
We own, control or are developing generation capacity powered by natural gas, nuclear, coal, hydro, wind and solar assets. Our power business in Canada is mainly located in Alberta, Ontario and Québec. Our power business in the U.S. is located in New York, New England, and Arizona. The assets are largely supported by long-term contracts and some represent low-cost baseload generation, while others are essential to providing capacity to the area in which it is located.
We conduct wholesale and retail electricity marketing and trading throughout North America from our offices in Alberta, Ontario and Massachusetts to actively manage our commodity exposure and provide higher returns.
We own or control unregulated natural gas storage capacity in Alberta and regulated natural gas storage in Michigan (part of the Natural Gas Pipelines segment).
We are the operator of all of our Energy assets, except for the Sheerness, Sundance A and Sundance B PPAs, Cartier Wind, Bruce and Portlands Energy.

Generating capacity (MW)		Type of fuel	Description	Location	Ownership

Canadian Power 8,571 MW of power generation capacity (including facilities under construction)
Western Power 2,609 MW of power supply in Alberta and the western U.S.
Bear Creek	80	natural gas	Cogeneration plant	Grande Prairie, Alberta	100%
Carseland	80	natural gas	Cogeneration plant	Carseland, Alberta	100%
Coolidge	575	natural gas	Simple-cycle peaking facility	Coolidge, Arizona	100%
Mackay River	165	natural gas	Cogeneration plant	Fort McMurray, Alberta	100%
Redwater	40	natural gas	Cogeneration plant	Redwater, Alberta	100%
Sheerness PPA	756	coal	Output contracted under PPA	Hanna, Alberta	100%
Sundance A PPA	560	coal	Output contracted under PPA	Wabamun, Alberta	100%
Sundance B PPA (Owned by ASTC Power Partnership1)	353[2]	coal	Output contracted under PPA	Wabamun, Alberta	50%
Eastern Power 2,939 MW of power generation capacity (including facilities under construction)
Bécancour	550	natural gas	Cogeneration plant	Trois-Rivières, Québec	100%
Cartier Wind	365[2]	wind	Five wind power projects	Gaspésie, Québec	62%
Grandview	90	natural gas	Cogeneration plant	Saint John, New Brunswick	100%
Halton Hills	683	natural gas	Combined-cycle plant	Halton Hills, Ontario	100%
Portlands Energy	275[2]	natural gas	Combined-cycle plant	Toronto, Ontario	50%
Ontario Solar	76	solar	Eight solar facilities	Southern Ontario and New Liskeard, Ontario	100%
Bruce Power 3,023 MW of power generation capacity
Bruce Power	3,023[2]	nuclear	Eight operating reactors	Tiverton, Ontario	48.5%

TCPL Annual information form 2015	23

Generating capacity (MW)		Type of fuel	Description	Location	Ownership

U.S. Power 4,533 MW of power generation capacity
Kibby Wind	132	wind	Wind farm	Kibby and Skinner Townships, Maine	100%
Ocean State Power	560	natural gas	Combined-cycle plant	Burrillville, Rhode Island	100%
Ravenswood	2,480	natural gas and oil	Multiple-unit generating facility using dual fuel-capable steam turbine, combined-cycle and combustion turbine technology	Queens, New York	100%
TC Hydro	583	hydro	13 hydroelectric facilities, including stations and associated dams and reservoirs	New Hampshire, Vermont and Massachusetts (on the Connecticut and Deerfield rivers)	100%
Ironwood[3]	778	natural gas	Combined-cycle plant	Lebanon, Pennsylvania	100%
Unregulated natural gas storage 118 Bcf of non-regulated natural gas storage capacity
CrossAlta	68 Bcf		Underground facility connected to the NGTL System	Crossfield, Alberta	100%
Edson	50 Bcf		Underground facility connected to the NGTL System	Edson, Alberta	100%
Under construction
Napanee	900	natural gas	Combined-cycle plant	Greater Napanee, Ontario	100%

[1]	We have a 50 per cent interest in ASTC Power Partnership, which has a PPA for production from the Sundance B power generating facilities.

[2]	Our share of power generation capacity.

[3]	Acquired February 1, 2016.
We own or have the rights to power supply in Alberta and Arizona through three long-term PPAs, four natural gas-fired cogeneration facilities, and through Coolidge, a simple-cycle, natural gas peaking facility in Arizona.
Power purchased under long-term contracts is as follows:

	Type of contract	With	Expires

Sheerness PPA	Power purchased under a 20-year PPA	ATCO Power and TransAlta Utilities Corporation	2020
Sundance A PPA	Power purchased under a 20-year PPA	TransAlta Utilities Corporation	2017
Sundance B PPA	Power purchased under a 20-year PPA (own 50 per cent through the ASTC Power Partnership)	TransAlta Utilities Corporation	2020
Power sold under long-term contracts is as follows:

	Type of contract	With	Expires

Coolidge	Power sold under a 20-year PPA	Salt River Project Agricultural Improvements & Power District	2031
We own or are developing power generation capacity in eastern Canada. All of the power produced by these assets is sold under long-term contracts.

24	TCPL Annual information form 2015

Assets currently operating under long-term contracts are as follows:

	Type of contract	With	Expires

Bécancour[1,2]	20-year PPA and tolling agreement Steam sold to an industrial customer	Hydro-Québec	2036
Cartier Wind	20-year PPA	Hydro-Québec	2026-2032
Grandview	20-year tolling agreement to buy 100 per cent of heat and electricity output	Irving Oil	2024
Halton Hills	20-year Clean Energy Supply contract	IESO	2030
Portlands Energy	20-year Clean Energy Supply contract	IESO	2029
Ontario Solar[3]	20-year FIT contracts	IESO	2032-2034

[1]	Power generation has been suspended since 2008. We continue to receive capacity payments while generation is suspended.

[2]
In August 2015, we executed an agreement with Hydro-Québec to amend Bécancour's electricity supply contract. The amendment allows HQ to dispatch up to 570 MW of firm peak winter capacity from the Bécancour facility for a term of 20 years commencing in December 2016. Annual tolling payments received for this new service will be incremental to existing capacity payments earned under the agreement and will expire in 2036. The existing capacity payments terminate in 2026.

[3]	We acquired four facilities in 2013 and an additional four facilities in 2014.
Assets currently under construction are as follows:

	Type of contract	With	Expires

Napanee[1]	20-year Clean Energy Supply contract	IESO	20 years from in-service date

[1]	Expected in-service date is between late 2017 and early 2018.

Further information about our Energy holdings and significant developments and opportunities in relation to Energy can be found in the MD&A in the Energy – Results, Energy – Understanding the Energy business and Energy – Significant events sections, which sections of the MD&A are incorporated by reference herein.

TCPL Annual information form 2015	25

General
EMPLOYEES
At Year End, TCPL had 5,512 full time active employees, substantially all of whom were employed in Canada and the U.S., as set forth in the following table.

Calgary (includes U.S. employees working in Canada)	2,800
Western Canada (excluding Calgary)	474
Eastern Canada	302
Houston (includes Canadian employees working in the U.S.)	491
U.S. Midwest	439
U.S. Northeast	424
U.S. Southeast/Gulf Coast (excluding Houston)	326
U.S. West Coast	74
Mexico and South America	182
Total	5,512
CORPORATE RESTRUCTURING AND BUSINESS TRANSFORMATION
In mid 2015, we commenced a business restructuring and transformation initiative. While there is no change to our corporate strategy, we have undertaken this initiative to reduce overall costs and maximize the effectiveness and efficiency of our existing operations. For more information about our corporate restructuring and business transformation, refer to the Corporate – Significant events section of the MD&A, which section of the MD&A is incorporated by reference herein.
HEALTH, SAFETY AND ENVIRONMENTAL PROTECTION AND SOCIAL POLICIES
The Health, Safety and Environment committee of TCPL’s Board of Directors (the Board) oversees operational risk, people and process safety, security of personnel and environmental risks, and monitors compliance with our HSE corporate policy through regular reporting from management. We have an integrated HSE management system that establishes a framework for managing HSE issues that is used to capture, organize, document, monitor and improve our related policies, programs and procedures.
Our management system for HSE is modeled after international standards, conforms to external industry standards and voluntary programs, and complies with applicable legislative requirements and other internal management systems. It follows a continuous improvement cycle organized into four key areas:

•	Planning: risk and regulatory assessment, objectives and targets, and structure and responsibility

•	Implementing: development and implementation of programs, plans, procedures and practices aimed at operational risk management

•	Reporting: document and records management, communication and reporting, and

•	Action: ongoing audit and review of HSE performance.
The committee reviews HSE performance including risk management at least three times a year. It receives detailed reports on:

•	overall HSE corporate governance and performance

•	operational performance and preventive maintenance metrics

•	asset integrity programs

•	security and emergency preparedness, incident response and evaluation

•	people and process safety performance metrics, and

•	developments in and compliance with applicable legislation and regulations.
The committee also receives updates on any specific areas of operational and construction risk management review being conducted by management and the results and corrective action plans emanating from internal and third party audits.
Information about the financial and operational effects of environmental protection requirements on the capital expenditures, profit or loss and competitive position of TCPL can be found in the MD&A in the Other information – Risks and risk management – Health safety and environment section, which section of the MD&A is incorporated by reference herein.

26	TCPL Annual information form 2015

Environmental policies
TCPL’s facilities are subject to federal, state, provincial, and local environmental statutes and regulations governing environmental protection, including, but not limited to, air emissions and GHG emissions, water quality, wastewater discharges and waste management. Such laws and regulations generally require facilities to obtain or comply with a wide variety of environmental registrations, licences, permits and other approvals and requirements. Failure to comply with these laws and regulations may result in the assessment of administrative, civil or criminal penalties, the imposition of remedial requirements and/or the issuance of orders respecting future operations. We have implemented audit and inspection programs designed to ensure our facilities remain in compliance with environmental requirements.
Safety and asset integrity
As one of TCPL's priorities, safety is an integral part of the way our employees work. Each year we develop goals predicated on achieving year over year sustainable improvement in our safety performance, and meeting or exceeding industry benchmarks.
The safety and integrity of our existing and newly developed infrastructure is a top priority. All new assets are designed, constructed and commissioned with full consideration given to safety and integrity, and are brought in service only after all necessary requirements have been satisfied.
TCPL annually conducts emergency response exercises to practice effective coordination between the Company, local emergency responders, regulatory agencies and government officials in the event of an emergency. TCPL uses the Incident Command System which supports a unified approach to emergency response with these community members. TCPL also provides annual training to all field staff in the form of table top exercises, online and vendor lead training.
Social Policies
TCPL has a number of policies, guiding principles and practices in place to help manage Indigenous and stakeholder relations. We have adopted a Code of business ethics (Code) which applies to all employees, officers and directors as well as contract workers of TCPL and its wholly-owned subsidiaries and operated entities in countries where we conduct business. All employees (including executive officers) and directors must certify their compliance with the Code every year. The Code is based on the Company’s four core values of integrity, collaboration, responsibility and innovation, which guide the interaction between and among the Company’s employees and contractors, and serve as a standard for us in our dealings with all stakeholders.
Our approach to Indigenous and stakeholder engagement is based on building relationships, mutual respect and trust while recognizing the unique values, needs and interests of each community. Our stakeholder relations framework provides the structure to guide our teams’ behavior and actions, so they understand their responsibility and extend respect, courtesy and the opportunity to respond to every stakeholder.
TCPL also has an Avoiding bribery and corruption program which includes an Avoiding bribery and corruption policy, annual online training provided to all personnel, face to face training provided to personnel in higher risk areas of our business, a supplier and contractor due diligence review process, and auditing of certain types of transactions.
We strive for continuous improvement in how we navigate the interconnections and complexity of environmental, social and economic issues related to our business. These issues are of great importance to our stakeholders, and have an impact on our ability to build and operate energy infrastructure.
Risk factors
A discussion of our risk factors can be found in the MD&A in the Natural Gas Pipelines – Business risks, Liquids Pipelines – Business risks, Energy – Business risks and Other information – Risks and risk management sections, which sections of the MD&A are incorporated by reference into this AIF.

TCPL Annual information form 2015	27

Dividends
All of TCPL's common shares are held by TransCanada and as a result, any dividends declared by TCPL on its common shares are paid to TransCanada.  Our Board has not adopted a formal dividend policy. The Board reviews the financial performance of TCPL quarterly and makes a determination of the appropriate level of dividends to be declared in the following quarter. Currently, TransCanada's payment of dividends is primarily funded from dividends it receives as the sole common shareholder of TCPL. Provisions of various trust indentures and credit arrangements to which TCPL is a party restrict TCPL's ability to declare and pay dividends to TransCanada under certain circumstances and, if such restrictions apply, they may, in turn, have an impact on TransCanada's ability to declare and pay dividends. Pursuant to the terms of the trust notes issued by TransCanada Trust (a financing trust subsidiary wholly owned by TCPL) and related agreements, in certain circumstances including where holders of the trust notes receive deferral preferred shares of TCPL in lieu of cash interest payments and where exchange preferred shares are issued to holders of the trust notes as a result of certain bankruptcy related events, TCPL would be prohibited from declaring or paying dividends on or redeeming their outstanding preferred shares (or, if none are outstanding, their respective common shares) until all such exchange or deferral preferred shares are redeemed by TCPL. Further information about such trust notes can be found in the Financial condition – Junior subordinated notes issued section of the MD&A. In the opinion of TCPL management, such provisions do not currently restrict or alter TCPL's ability to declare or pay dividends.
The dividends declared per share on TCPL's respective common and preferred shares during the past three completed financial years are set out in the following table:

	2015	2014	2013
Dividends declared on common shares[1]	$1.89	$1.75	$1.74

[1]
TCPL dividends on its common shares are declared in an amount equal to the aggregate cash dividend paid by TransCanada to its public shareholders. The amounts presented reflect the aggregate amount divided by the total outstanding common shares of TCPL.

Description of capital structure
SHARE CAPITAL
TCPL’s authorized share capital consists of an unlimited number of common shares, of which 779,605,870 were issued and outstanding at Year End, and an unlimited number of first preferred shares and second preferred shares, issuable in series. The following is a description of the material characteristics of each of these classes of shares.
Common shares
As the holder of all of TCPL's common shares, TransCanada holds all the voting rights in and dividend rights on those common shares.
Preferred shares
Subject to certain limitations, the Board may, from time to time, issue first preferred shares in one or more series and determine for any such series, its designation, number of shares and respective rights, privileges, restrictions and conditions. The first preferred shares as a class have, among others, the provisions described below.
The first preferred shares of each series rank on a parity with the first preferred shares of every other series, and are entitled to preference over the common shares and any other shares ranking junior to the first preferred shares with respect to the payment of dividends, the repayment of capital and the distribution of assets of TCPL in the event of a liquidation, dissolution or winding up of TCPL.
Except as provided by the CBCA or as referred to below, the holders of the first preferred shares will not have any voting rights nor will they be entitled to receive notice of or to attend shareholders’ meetings unless and until TCPL fails to pay, in the aggregate, six quarterly dividends on the preferred shares.
The provisions attaching to the first preferred shares as a class may be modified, amended or varied only with the approval of the holders of the first preferred shares as a class. Any such approval to be given by the holders of the first preferred shares may be given by the affirmative vote of the holders of not less than sixty-six and two-thirds per cent of the first preferred shares represented and voted at a meeting or adjourned meeting of such holders.

28	TCPL Annual information form 2015

Exchange preferred shares
In connection with the issuance by TransCanada Trust of Trust Notes - Series 2015-A (Trust Notes), TransCanada created a new series of preferred shares, first preferred shares, series 2015-A exchange. The Board may issue first preferred shares, series 2015-A exchange, consisting of such number of shares sufficient to satisfy the rights of former holders of Trust Notes to receive exchange preferred shares following a bankruptcy or insolvency event of TransCanada or TransCanada Corporation. The holders of exchange preferred shares will be entitled to receive quarterly fixed rate cumulative preferential cash dividends, as and when declared by the Board, at an annualized rate equal to the rate of interest payable by the Trust on the Trust Notes at the time of issuance of the exchange preferred shares. The exchange preferred shares are not redeemable by TransCanada in whole or in part on or prior to May 20, 2025. The exchange preferred shares are redeemable by TransCanada in whole or in part at any time after May 20, 2025, by the payment of an amount in cash for each share to be redeemed equal to $1,000.00 plus all accrued and unpaid dividends thereon.
In the event of liquidation, dissolution or winding up of TransCanada, the holders of exchange preferred shares shall be entitled to receive $1,000.00 per preferred share plus all accrued and unpaid dividends thereon in preference over the common shares or any other shares ranking junior to the exchange preferred shares. Except as provided by the CBCA, the respective holders of the exchange preferred shares are not entitled to receive notice of, attend at, or vote at any meeting of shareholders unless and until TransCanada shall have failed to pay six quarterly dividends on such series of preferred shares, whether or not consecutive, in which case the holders of the exchange preferred shares shall have the right to receive notice of and to attend each meeting of shareholders at which directors are to be elected and which take place more than 60 days after the date on which the failure first occurs, and to one vote with respect to resolutions to elect directors for each exchange preferred share, until all arrears of dividends have been paid.
So long as the exchange preferred shares are outstanding, TransCanada shall not declare dividends on or redeem any common shares or shares ranking junior to the exchange preferred shares, unless all dividends payable on the exchange preferred shares or any other shares raking prior to or on parity with the exchange preferred shares have been paid.
Debt
The following table sets out the issuances by TCPL of U.S. dollar denominated senior unsecured notes and Canadian dollar denominated medium term unsecured note debentures with terms to maturity in excess of one year, during the 12 months ended December 31, 2015.

Date Issued	Issue price per $1,000 principal amount of notes	Aggregate issue price	Maturity date
January 12, 2015	US$996.84	US$498,420,000	January 12, 2018
January 12, 2015	US$1,000.00	US$250,000,000	January 12, 2018
March 31, 2015[1]	US$1,000.00	US$750,000,000	March 31, 2045
May 20, 2015	US$1,000.00	US$750,000,000	May 20, 2075
July 17, 2015	$998.73	$749,047,500	July 17, 2025
October 6, 2015	$985.82	$394,328,000	November 15, 2041
November 9, 2015	US$999.59	US$999,590,000	November 9, 2017
January 27, 2016	US$997.17	US$398,868,000	January 15, 2019
January 27, 2016	US$995.81	US$846,438,500	January 15, 2026

[1]	TCPL's Formosa Bonds.
There are no provisions associated with this debt that entitle debt holders to voting rights. From time to time, TCPL issues commercial paper for terms not exceeding nine months.

TCPL Annual information form 2015	29

Credit ratings
The following table sets out the current credit ratings assigned to those outstanding classes of securities of TransCanada Corporation and TCPL which have been rated by DBRS Limited (DBRS), Moody's Investors Service, Inc. (Moody’s) and Standard & Poors (S&P):

	DBRS	Moody's	S&P
Senior unsecured debt Debentures Medium-term notes	A (low) A (low)	A3 A3	A- A-

Junior subordinated notes	BBB	Baa1	BBB
TransCanada Trust-Subordinated Notes	Not rated	Baa2	BBB
Preferred shares	Pfd-2 (low)	Baa2	P-2
Commercial paper	R-1 (low)	P-2	A-2
Trend/rating outlook	Stable	Stable	Stable
Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.
Each of TransCanada Corporation and TCPL paid fees to each of DBRS, Moody’s and S&P for the credit ratings rendered their outstanding classes of securities noted above. Other than annual monitoring fees for TransCanada Corporation and TCPL and their rated securities, no additional payments were made to DBRS, Moody’s and S&P in respect of any other services provided to us during the past two years.
The information concerning our credit ratings relates to our financing costs, liquidity and operations. The availability of our funding options may be affected by certain factors, including the global capital market environment and outlook as well as our financial performance. Our access to capital markets at competitive rates is dependent on our credit rating and rating outlook, as determined by credit rating agencies such as DBRS, Moody's and S&P, and if our ratings were downgraded our financing costs and future debt issuances could be unfavorably impacted. A description of the rating agencies' credit ratings listed in the table above is set out below.
DBRS
DBRS has different rating scales for short- and long-term debt and preferred shares. High or low grades are used to indicate the relative standing within all rating categories other than AAA and D and other than in respect of DBRS’ ratings of commercial paper and short-term debt, which utilize high, middle and low subcategories for its R-1 and R-2 rating categories. In respect of long-term debt and preferred share ratings, the absence of either a high or low designation indicates the rating is in the middle of the category. The R-1 (low) rating assigned to TCPL's short-term debt is in the third highest of 10 rating categories and indicates good credit quality. The capacity for payment of short-term financial obligations as they fall due is substantial. The overall strength is not as favourable as higher rating categories. Short-term debt rated R-1 (low) may be vulnerable to future events, but qualifying negative factors are considered manageable. The A (low) rating assigned to TCPL's senior unsecured debt is in the third highest of 10 categories for long-term debt. Long-term debt rated A is good credit quality. The capacity for the payment of financial obligations is substantial, but of lesser credit quality than that of AA rated securities. Long-term debt rated A may be vulnerable to future events but qualifying negative factors are considered manageable. The BBB rating assigned to junior subordinated notes is in the fourth highest of the 10 categories for long-term debt. Long- term debt rated BBB is of adequate credit quality. The capacity for the payment of financial obligations is considered acceptable, but long-term debt rated BBB may be vulnerable to future events. The Pfd-2 (low) rating assigned to TransCanada's preferred shares is in the second highest of six rating categories for preferred shares. Preferred shares rated Pfd-2 are of satisfactory credit quality. Protection of dividends and principal is still substantial; however, earnings, the balance sheet and coverage ratios are not as strong as Pfd-1 rated companies. In general, Pfd-2 ratings correspond with companies whose long-term debt is rated in the A category.
MOODY’S
Moody's has different rating scales for short- and long-term obligations. Numerical modifiers 1, 2 and 3 are appended to each rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and a modifier 3 indicates a ranking in the lower end of that generic rating category. The A3 rating assigned to TCPL's senior unsecured debt is in the third highest of nine rating categories for long-term obligations. Obligations rated A are judged to be upper medium-grade and are subject to low credit risk. The P-2 rating assigned to TCPL's U.S. commercial paper program is the second highest of four rating categories for short-term debt issuers. Issuers rated P-2 have a strong ability to repay short-term debt obligations. The Baa1 and Baa2 ratings assigned to TCPL's junior subordinated notes and to both TransCanada's preferred shares and the trust notes, respectively, are in the fourth highest of nine rating categories for long-term

30	TCPL Annual information form 2015

obligations, with the junior subordinated debt ranking higher within the Baa rating category with a modifier of 1 as opposed to the modifier of 2 on the preferred shares. Obligations rated Baa are judged to be medium-grade and are subject to moderate credit risk and, as such, may possess certain speculative characteristics.
S&P
S&P has different rating scales for short- and long-term obligations. Ratings from AA through CCC may be modified by the addition of a plus (+) or minus (-) sign to show the relative standing within a particular rating category. The A- rating assigned to TCPL's senior unsecured debt is in the third highest of 10 rating categories for long-term obligations. An A rating indicates the obligor's capacity to meet its financial commitment is strong; however, the obligation is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. TCPL's U.S. commercial paper program is rated A-2 which is the second highest of eight rating categories for short-term debt issuers. Short-term debt issuers rated A-2 have satisfactory capacity to meet their financial commitments, however they are somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligors in the highest rating category. The BBB rating assigned to TCPL’s junior subordinated notes and to the trust notes is in the fourth highest of 10 rating categories for long-term debt obligations and the P-2 rating assigned to TransCanada’s preferred shares is the second highest of eight rating categories for Canadian preferred shares. The BBB and P-2 ratings assigned to TCPL's junior subordinated notes, the trust notes and TransCanada's preferred shares exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.
Market for securities
TransCanada holds all of the common shares of TCPL and these are not listed on a public market. TCPL's Formosa Bonds, referred to in the above Debt section, are listed on the Taipei Exchange. Since the date of issuance no Formosa Bonds have been traded on the Taipei Exchange.
During 2014 to date, 22,364,481 common shares of TCPL were issued to TransCanada as set out in the following table:

Date	Number of TCPL common shares	Price per TCPL common share	Aggregate issuance price
January 20, 2014	9,053,497	$48.60	$440,000,000
April 28, 2014	13,310,984	$50.71	$675,000,000
TCPL has not sold or issued any securities that are not listed or quoted on a market place during the year ended December 31, 2015, other than the (i) US$500 million principal amount of 1.875% senior notes due 2018 on January 12, 2015, (ii) US$250 million principal amount of floating rate notes due 2018 on January 12, 2015, (iii) US$750 million principal amount of 4.60% senior notes due 2045 on March 31, 2015, (iv) US$750 million principal amount of 5.875% subordinated notes due 2075 on May 20, 2015, (v) $750 million principal amount of 3.30% medium term note debentures due 2025 on July 17, 2015, (vi) $400 million principal amount of 4.55% medium term note debentures due 2041 on October 6, 2015, and (vii) US$1,000,000,000 principal amount of 1.625% senior notes due 2017 on November 9, 2015.
Directors and officers
As of March 7, 2016, the directors and officers of TransCanada as a group beneficially owned, or exercised control or direction over, directly or indirectly, an aggregate of 305,352 common shares of TransCanada. This constitutes less than one per cent of TransCanada's common shares. The Company collects this information from our directors and officers but otherwise we have no direct knowledge of individual holdings of TransCanada's securities.
DIRECTORS
The following table sets forth the names of the directors who serve on the Board, as of March 7, 2016 (unless otherwise indicated), together with their jurisdictions of residence, all positions and offices held by them with TCPL, their principal occupations or employment during the past five years and the year from which each director has continually served as a director of TransCanada and, prior to the Arrangement, with TCPL. Positions and offices held with TCPL are also held by such person at TransCanada. Each director holds office until the next annual meeting or until his or her successor is earlier elected or appointed.

TCPL Annual information form 2015	31

Name and place of residence	Principal occupation during the five preceding years	Director since

Kevin E. Benson Calgary, Alberta Canada	Corporate director. Director, Calgary Airport Authority from January 2010 to December 2013.	2005
Derek H. Burney[1], O.C. Ottawa, Ontario Canada	Senior strategic advisor, Norton Rose Fulbright (law firm). Chair, Garda World International's (risk management and security services) Advisory Board since April 2008. Advisory Board member, Paradigm Capital Inc. (investment dealer) since May 2011. Chair, Canwest Global Communications Corp. (media and communications) from August 2006 (director since April 2005) to October 2010.	2005
The Hon. Paule Gauthier, P.C., O.C., O.Q., Q.C. Québec, Québec Canada	Senior Partner, Stein Monast L.L.P. (law firm). Director, Metro Inc. (food retail) since January 2001. Director, Royal Bank of Canada (chartered bank) from October 1991 to March 2014 and Chair, RBC Dexia Investors Trust until October 2011.	2002
Russell K. Girling[2] Calgary, Alberta Canada	President and Chief Executive Officer, TransCanada since July 2010. Chief Operating Officer from July 2009 to June 2010 and President, Pipelines from June 2006 to June 2010. Director, Agrium Inc. (agricultural) since May 2006.	2010
S. Barry Jackson[3] Calgary, Alberta Canada	Corporate director. Chair of the Board, TransCanada since April 2005. Director, WestJet Airlines Ltd. (airline) since February 2009 and Laricina Energy Ltd. (oil and gas, exploration and production) since December 2005. Director, Nexen Inc. (Nexen) (oil and gas, exploration and production) from 2001 to June 2013, Chair of the board, Nexen from 2012 to June 2013.	2002
John E. Lowe Houston, Texas U.S.A.
Chairman of the Board of Directors, Apache Corporation (Apache) (oil and gas) since May 2015. Senior Adviser at Tudor Pickering, Holt & Co. LLC (energy investment and merchant banking) since September 2012. Director, Phillips 66 Company (energy infrastructure) since May 2012. Director, Apache from July 2013 to May 2015. Director, Agrium Inc. (agriculture) from May 2010 to August 2015. Director, DCP Midstream LLC and DCP Midstream GP, LLC (energy infrastructure) from October 2008 to April 2012. Director, Chevron Phillips Chemical Co. LLC (global petrochemicals) from October 2008 to January 2011.
		2015
Paula Rosput Reynolds Seattle, Washington U.S.A.	President and Chief Executive Officer, PreferWest, LLC (business advisory group) since October 2009. Director, BP p.l.c. (oil and gas) since May 2015. Director, BAE Systems plc. (aerospace, defence, information security) since April 2011. Director, Delta Air Lines, Inc. (airline) from August 2004 to June 2015. Director, Anadarko Petroleum Corporation (oil and gas, exploration and production) from August 2007 to May 2014.	2011
John Richels Nichols Hills, Oklahoma U.S.A.	Corporate Director. Vice Chair, Devon Energy Corporation (Devon) (oil and gas, exploration and production, energy infrastructure) since December 2014 and Director since June 2007. Chairman of EnLink Midstream, LLC and EnLink Midstream Partner, LP (energy infrastructure) since March 2014. Director, BOK Financial Corporation (financial services) since January 2013. Chairman, American Exploration and Production Council since May 2012. Former Vice-Chairman of the board of governors, Association of Petroleum Producers.	2013
Mary Pat Salomone[4] Naples, Florida U.S.A.	Corporate director. Director, Intertape Polymer Group (manufacturing) since November 2015. Senior Vice-President and Chief Operating Officer, The Babcock & Wilcox Company (B&W) (energy infrastructure) from January 2010 to June 2013. Director, United States Enrichment Corporation (basic materials, nuclear) from December 2011 to October 2012.	2013
D. Michael G. Stewart Calgary, Alberta Canada	Corporate director. Director, Pengrowth Energy Corporation (oil and gas, exploration and production) since December 2010. Director, and Audit and Governance committee Chair, Canadian Energy Services & Technology Corp. (chemical, oilfield services) since January 2010. Director, Northpoint Resources Ltd. (oil and gas, exploration and production) from July 2013 to February 2015. Director, C&C Energia Ltd. (oil and gas) from May 2010 to December 2012.	2006
Siim A. Vanaselja Westmount, Québec Canada	Corporate Director. Director, Great-West Lifeco Inc. since May 2014. Director and Audit committee Chair, Maple Leaf Sports and Entertainment Ltd. (sports, property management) since August 2012. Executive Vice-President and Chief Financial Officer, BCE Inc. and Bell Canada (telecommunications and media) from January 2001 to June 2015.	2014
Richard E. Waugh Calgary, Alberta Canada	Corporate director. Former Deputy Chairman of the Bank of Nova Scotia (Scotiabank) (chartered bank) until January 2014. President and Chief Executive Officer, Scotiabank from March 2003 to November 2013. Director, Catalyst Inc. (non-profit) from February 2007 to November 2013 and Chair, Catalyst Canada Inc. Advisory Board from February 2007 to October 2013.	2012

32	TCPL Annual information form 2015

[1]
Canwest Global Communications Corp. (Canwest) voluntarily entered into the Companies’ Creditors Arrangement Act (CCAA) and obtained an order from the Ontario Superior Court of Justice (Commercial Division) to start proceedings on October 6, 2009. Although no cease trade orders were issued, Canwest shares were de-listed by the TSX after the filing and started trading on the TSX Venture Exchange. Canwest emerged from CCAA protection and Postmedia Network acquired its newspaper business on July 13, 2010 while Shaw Communications Inc. acquired its broadcast media business on October 27, 2010. Mr. Burney ceased to be a director of Canwest on October 27, 2010.

[2]	As President and CEO of TransCanada, Mr. Girling is not a member of any Board Committees, but is invited to attend committee meetings as required.

[3]
Laricina Energy (Laricina) voluntarily entered into the CCAA and obtained an order from the Court of Queen's Bench of Alberta, Judicial Centre of Calgary for creditor protection and stay of proceedings effective March 26, 2015.  A final court order was granted on January 28, 2016, allowing the company to exit from protection under the CCAA and concluding the stay of proceedings against Laricina and its subsidiaries.

[4]
Ms. Salomone was a director of Crucible Materials Corp. (Crucible) from May 2008 to May 1, 2009. On May 6, 2009, Crucible and one of its affiliates filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware (the Bankruptcy Court). On August 26, 2010, the Bankruptcy Court entered an order confirming Crucible’s Second Amended Chapter 11 Plan of Liquidation.

BOARD COMMITTEES
TCPL has four committees of the Board, which are the same committees and are comprised of the same membership as TransCanada: the Audit committee, the Governance committee, the Health, Safety & Environment committee and the Human Resources committee. The voting members of each of these committees, as of March 7, 2016, are identified below.

Director	Audit committee	Governance committee	Health, Safety & Environment committee	Human Resources committee
Kevin E. Benson	✓	✓
Derek H. Burney	✓	Chair
Paule Gauthier			✓	✓
S. Barry Jackson (Chair)		✓		✓
John E. Lowe	✓		✓
Paula Rosput Reynolds			✓	Chair
John Richels			✓	✓
Mary Pat Salomone	✓		✓
D. Michael G. Stewart	✓		Chair
Siim A. Vanaselja	Chair	✓
Richard E. Waugh		✓		✓
Information about the Audit committee can be found in this AIF under the heading Audit committee.

TCPL Annual information form 2015	33

OFFICERS
All of the executive officers and corporate officers of TCPL reside in Calgary, Alberta, Canada. Unless otherwise indicated, references to positions and offices held with TCPL are also held by such person at TransCanada. As of the date hereof, the officers of TCPL, their present positions within TCPL and their principal occupations during the five preceding years are as follows:
Executive officers

Name	Present position held	Principal occupation during the five preceding years
Russell K. Girling	President and Chief Executive Officer	President and Chief Executive Officer.
Kristine L. Delkus	Executive Vice-President, Stakeholder Relations and General Counsel
Prior to October 2015, Executive Vice-President, General Counsel and Chief Compliance Officer. Prior to March 2014, Senior Vice-President, Pipelines Law and Regulatory Affairs. Prior to June 2012, Deputy General Counsel, Pipelines and Regulatory Affairs since September 2006 (TCPL).

Wendy L. Hanrahan	Executive Vice-President, Corporate Services	Prior to May 2011, Vice-President, Human Resources since January 2005.
Karl R. Johannson	Executive Vice-President and President, Natural Gas Pipelines	Prior to November 2012, Senior Vice-President, Canadian and Eastern U.S. Pipelines since January 2011.
Donald R. Marchand	Executive Vice-President, Corporate Development and Chief Financial Officer	Prior to October 2015, Executive Vice-President and Chief Financial Officer since July 2010.
Paul E. Miller	Executive Vice-President and President, Liquids Pipelines	Prior to March 2014, Senior Vice-President, Oil Pipelines.
Alexander J. Pourbaix	Chief Operating Officer	Prior to October 2015, Executive Vice-President and President, Development. Prior to March 2014, President, Energy and Oil Pipelines since July 2010.
William C. Taylor	Executive Vice-President and President, Energy	Prior to March 2014, Senior Vice-President, U.S. and Canadian Power. Prior to May 2013, Senior Vice-President, Eastern Power.
Corporate officers

Name	Present position held	Principal occupation during the five preceding years
Sean M. Brett	Vice-President, Risk Management	Prior to August 2015, Vice-President and Treasurer since July 2010.
Ronald L. Cook	Vice-President, Taxation	Vice-President, Taxation (TCC) since May 2003 and Vice-President, Taxation (TCPL) since April 2002.
Joel E. Hunter	Vice-President, Finance and Treasurer	Prior to August 2015, Vice-President, Finance since July 2010.
Christine R. Johnston	Vice-President, Law and Corporate Secretary	Prior to June 2014, Vice-President and Corporate Secretary. Prior to March 2012, Vice-President, Finance Law since January 2010.
G. Glenn Menuz	Vice-President and Controller	Vice-President and Controller since June 2006.
CONFLICTS OF INTEREST
Directors and officers of TransCanada and its subsidiaries are required to disclose any existing or potential conflicts in accordance with TransCanada policies governing directors and officers and in accordance with the CBCA. Further information regarding our policies related to conflicts of interest can be found at Schedule B to this AIF under the headings Board characteristics – Independence - Serving on other boards and Governance philosophy – Conflicts of interest.
Corporate governance
Information about TCPL’s corporate governance, including the Company’s Board committees and their charters, can be found at Schedule B to this AIF, which is excerpted from TransCanada’s Management information circular dated February 23, 2016 (TransCanada’s Circular).

34	TCPL Annual information form 2015

Audit committee
The Audit committee is responsible for assisting the Board in overseeing the integrity of our financial statements and our compliance with legal and regulatory requirements. It is also responsible for overseeing and monitoring the internal accounting and reporting process and the process, performance and independence of our internal and external auditors. The charter of the Audit committee can be found in Schedule C of this AIF.
RELEVANT EDUCATION AND EXPERIENCE OF MEMBERS
The members of the Audit committee as of February 10, 2016 are Siim A. Vanaselja (Chair), Kevin E. Benson, Derek H. Burney, John E. Lowe, Mary Pat Salomone, and D. Michael G. Stewart.
The Board believes that the composition of the Audit committee reflects a high level of financial literacy and expertise. Each member of the Audit committee has been determined by the Board to be independent and financially literate within the meaning of the definitions under Canadian and U.S. securities laws and the NYSE rules. In addition, the Board has determined that Mr. Vanaselja, Mr. Benson and Mr. Lowe are Audit Committee Financial Experts as that term is defined under U.S. securities laws. The Board has made these determinations based on the education and breadth and depth of experience of each member of the Audit committee. The following is a description of the education and experience, apart from their respective roles as directors of TransCanada, of each member of the Audit committee that is relevant to the performance of his responsibilities as a member of the Audit committee.
Siim A. Vanaselja
Mr. Vanaselja is a member of the Chartered Professional Accountants of Ontario and holds an Honours Bachelor of Business degree from the Schulich School of Business. He was the Executive Vice-President and Chief Financial Officer of BCE Inc. and Bell Canada until June 2015, having previously served as Executive Vice-President and Chief Financial Officer of Bell Canada International from 1996 to 2001. Prior to that, he was a partner at the accounting firm KPMG Canada in Toronto. Mr. Vanaselja serves as director for Great-West Lifeco Inc. and Maple Leaf Sports and Entertainment Ltd. He has served as a member of the Conference Board of Canada’s National Council of Financial Executives, the Corporate Executive Board’s Working Council for Chief Financial Officers and Moody’s Council of Chief Financial Officers.
Kevin E. Benson
Mr. Benson is a Chartered Accountant (South Africa) and was a member of the South African Society of Chartered Accountants. He serves as a director of the Winter Sport Institute, and was the President and Chief Executive Officer of Laidlaw International, Inc. until October 2007. In prior years, he has held several executive positions including as President and Chief Executive Officer of The Insurance Corporation of British Columbia and has served on other public company boards and on the audit committees of certain of those boards.
Derek H. Burney
Mr. Burney earned a Bachelor of Arts (Honours) and Master of Arts from Queen’s University. He is currently a senior advisor at Norton Rose Fulbright. He previously served as President and Chief Executive Officer of CAE Inc. and as Chair and Chief Executive Officer of Bell Canada International Inc. Mr. Burney was the lead director at Shell Canada Limited until May 2007 and was the Chair of Canwest Global Communications Corp. until October 2010. He has served on one other organization’s audit committee and has participated in Financial Reporting Standards Training offered by KPMG.
John E. Lowe
Mr. Lowe holds a Bachelor of Science degree in Finance and Accounting from Pittsburg State University and is a Certified Public Accountant (inactive). He has been the non-executive Chairman of Apache Corporation’s board of directors since May 2015. He also currently serves on the board of directors for Phillips 66 Company and has been the Senior Executive Adviser at Tudor, Pickering, Holt & Co. LLC since September 2012. Mr. Lowe has previously served on the audit committees for Agrium Inc. and DCP Midstream LLC. He has also held various executive and management positions with ConocoPhillps for more than 25 years.

TCPL Annual information form 2015	35

Mary Pat Salomone
Ms. Salomone has a Bachelor of Engineering in Civil Engineering from Youngstown State University and a Master of Business Administration from Baldwin Wallace College. She completed the Advanced Management Program at Duke University’s Fuqua School of Buiness in 2011. Ms. Salomone was the Senior Vice-President and Chief Operating Officer of B&W until June 2013. She previously held a number of senior roles with B&W Nuclear, including serving as the Manager of Business Development from 2009 to 2010 and Manager of Strategic Acquisitions from 2008 to 2009. She also served as President and Chief Executive Officer of Marine Mechanical Corporation from 2001 through 2007, which B&W acquired in 2007.
D. Michael G. Stewart
Mr. Stewart earned a Bachelor of Science in Geological Sciences with First Class Honours from Queen’s University. He currently serves on the board of directors of Pengrowth Energy Corporation (compensation committee Chair) and Canadian Energy Services and Technology Corp. (audit committee Chair). He has also previously served on the board of directors of several other public companies and organizations and was on the audit committee of certain of those boards. Mr. Stewart held a number of senior executive positions with Westcoast Energy Inc. including Executive Vice-President, Business Development. He has also been active in the Canadian energy industry for over 40 years.
PRE-APPROVAL POLICIES AND PROCEDURES
TCPL's Audit committee has adopted a pre-approval policy with respect to permitted non-audit services. Under the policy, the Audit committee has granted pre-approval for specified non-audit services. For engagements of up to $250,000, approval of the Audit committee Chair is required, and the Audit committee is to be informed of the engagement at the next scheduled Audit committee meeting. For all engagements of $250,000 or more, pre-approval of the Audit committee is required. In all cases, regardless of the dollar amount involved, where there is a potential for conflict of interest involving the external auditor to arise on an engagement, the Audit committee must pre-approve the assignment.
To date, all non-audit services have been pre-approved by the Audit committee in accordance with the pre-approval policy described above.
EXTERNAL AUDITOR SERVICE FEES
The table below shows the services KPMG provided during the last two fiscal years and the fees we paid them:

($ millions)	2015	2014

Audit fees	$7.8	$6.4
• audit of the annual consolidated financial statements
• services related to statutory and regulatory filings or engagements
• review of interim consolidated financial statements and information contained in various prospectuses and other securities offering documents
Audit-related fees	$0.2	$0.2
• services related to the audit of the financial statements of certain TransCanada post-retirement and post-employment plans
Tax fees	$0.5	$0.5
• Canadian and international tax planning and tax compliance matters, including the review of income tax returns and other tax filings
All other fees	—	—
Total fees	$8.5	$7.1
Loans to directors and executives
As of the date of this AIF, none of our directors or executives had any loans from TCPL or any of our subsidiaries. This is also true for:

•	former executives or directors of TCPL or any of our subsidiaries

•	this year’s nominated directors, and

•	any associate of a director, executive officer or nominated director.
None of the above owe money to another entity that is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by TCPL or any of our subsidiaries.

36	TCPL Annual information form 2015

Securities owned by directors
The table below shows the total value of each director’s common shares of TransCanada as of March 7, 2016 in addition to the total value of deferred share units (DSUs) of TransCanada or shares of our affiliates outstanding at the end of 2015, including the DSUs credited as dividend equivalents until January 29, 2016.
None of the nominated directors (or all of our directors and executives as a group) own more than one per cent of TransCanada shares, or any class of shares of its subsidiaries and affiliates.

Director	TransCanada common shares	TransCanada deferred share units
K. Benson	13,000	61,866
D. Burney	12,318	56,230
P. Gauthier	2,032	63,924
R. Girling[1,2]	148,636	—
S.B. Jackson	39,000	132,848
John E. Lowe	15,000	2,271
P. Rosput Reynolds	6,000	16,651
J. Richels[3]	10,000	13,866
M.P. Salomone	2,000	8,512
D.M.G. Stewart[4]	16,008	27,882
S.A. Vanaselja	12,000	7,898
R.E. Waugh[5]	29,730	18,557
Refer to the Compensation of directors section below for further information regarding the compensation of TransCanada's directors.

[1]
Mr. Girling is an employee of TCPL and participates in the Company's executive share unit program. He does not participate in the DSU program. Securities owned, controlled or directed include common shares that Mr. Girling has a right to acquire through exercise of stock options that are vested under the stock option plan, which is described in Schedule D to this AIF under the heading Compensation - Executive compensation. Directors as such do not participate in the stock option plan. Mr. Girling, as an employee of TCPL, has the right to acquire 1,798,026 TransCanada common shares under vested stock options, which amount is included in this chart.

[2]	Mr. Girling’s holdings include 4,000 shares held by his wife.

[3]	Mr. Richels’ holdings represent 10,000 shares held in a family partnership controlled by Mr. Richels and his wife.

[4]	Mr. Stewart's holdings include 2,052 shares held by his wife.

[5]	Mr. Waugh's holdings include 4,220 shares held by his wife.
Compensation of directors
Information relating to the compensation of directors, including information regarding compensation paid by TCPL to directors in 2015, the Company's minimum share ownership guidelines and TransCanada’s share unit plan for non-employee directors, is provided in Schedule D to this AIF under the heading Compensation – Director compensation, which is excerpted from TransCanada’s Circular.
Executive compensation
Information relating to TCPL's compensation governance is provided in Schedule D to this AIF under the heading Compensation – Compensation governance, which is excerpted from TransCanada’s Circular. Information relating to TCPL's executive compensation is provided in Schedule D to this AIF under the heading Compensation – Executive compensation, which is excerpted from TransCanada’s Circular.
Board and committee meetings of TransCanada and TCPL run concurrently. TCPL is the principal operating subsidiary of TransCanada. Executive officers of TCPL also serve as executive officers of TransCanada. An aggregate remuneration is paid for serving as an executive of TCPL and for service as an executive officer of TransCanada. Since TransCanada does not hold any material assets directly other than the common shares of TCPL and receivables from certain of TransCanada’s subsidiaries, all executive employee costs are assumed by TCPL according to a management services agreement between the two companies.

TCPL Annual information form 2015	37

Legal proceedings and regulatory actions
Legal proceedings, arbitrations and regulatory actions are part of doing business. While we cannot predict the final outcomes of proceedings and actions with certainty, management does not expect any current proceeding or action to have a material impact on our consolidated financial position, results of operations or liquidity. We are not aware of any potential legal proceeding or action that would have a material impact on our consolidated financial position, results of operations or liquidity.
On January 6, 2016, TransCanada filed a Notice of Intent to initiate a claim under Chapter 11 of NAFTA in response to the denial of the U.S. Presidential permit for the Keystone XL Pipeline. Through the NAFTA claim, the Company is seeking to recover more than US$15 billion in costs and damages that it estimates it has suffered as a result of the U.S. Administration’s breach of its NAFTA obligations. This litigation is in a preliminary stage and the likelihood of success and resulting impact on the Company’s financial position or results of operations is unknown at this time.

Further information about the Keystone XL Pipeline claims can be found in this AIF under the heading Developments in the Liquids Pipelines business and in the MD&A under the heading Liquids Pipelines – Understanding the Liquids Pipelines business and Liquids Pipelines – Significant events.
Transfer agent and registrar
TCPL's transfer agent and registrar is Computershare Trust Company of Canada with its Canadian transfer facilities in the cities of Vancouver, Calgary, Toronto, Halifax and Montréal.
Material contracts
TCPL did not enter into any material contracts outside the ordinary course of business during the year ended December 31, 2015, nor has it entered into any material contracts outside the ordinary course of business prior to the year ended December 31, 2015 which are still in effect as at the date of this AIF.
Interest of experts
KPMG LLP are the auditors of TCPL and have confirmed that they are independent with respect to TCPL within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to all relevant U.S. professional and regulatory standards.
Additional information

1.	Additional information in relation to TCPL may be found under TCPL's profile on SEDAR (www.sedar.com).

2.	Additional financial information is provided in TCPL's audited consolidated financial statements and MD&A for its most recently completed financial year.

38	TCPL Annual information form 2015

Glossary

Units of measure

Bbl/d	Barrel(s) per day
Bcf	Billion cubic feet
Bcf/d	Billion cubic feet per day
km	Kilometre
MMcf/d	Million cubic feet per day
MW	Megawatt(s)
MWh	Megawatt hours

General terms and terms related to our operations

bitumen	A thick, heavy oil that must be diluted to flow (also see: diluent). One of the components of the oil sands, along with sand, water and clay
cogeneration facilities	Facilities that produce both electricity and useful heat at the same time
diluent	A thinning agent made up of organic compounds. Used to dilute bitumen so it can be transported through pipelines
Eastern Triangle	Canadian Mainline region between North Bay, Toronto and Montréal
FIT	Feed-in tariff
force majeure	Unforeseeable circumstances that prevent a party to a contract from fulfilling it
GHG	Greenhouse gas
HSE	Health, safety and environment
investment base	Includes rate base as well as assets under construction
LNG	Liquefied natural gas
NEB 2014 Decision	In response to the RH-01 2014 Decision on the Canadian Mainline's 2015-2030 Tolls Application
OM&A	Operating, maintenance and administration
PJM Interconnection area (PJM)	A regional transmission organization that coordinates the movement of wholesale electricity in all or parts of 13 states and the District of Columbia
PPA	Power purchase arrangement
rate base	Our annual average investment used
WCSB	Western Canada Sedimentary Basin

Accounting terms

DRP	Dividend reinvestment plan
GAAP	U.S. generally accepted accounting principles
ROE	Rate of return on common equity

Government and regulatory bodies terms

CFE	Comisión Federal de Electricidad (Mexico)
DOS	Department of State (U.S.)
FERC	Federal Energy Regulatory Commission (U.S.)
IESO	Independent Electricity System Operator
NAFTA	North American Free Trade Agreement
NEB	National Energy Board (Canada)
SEC	U.S. Securities and Exchange Commission
SGER	Specified Gas Emitters Regulations

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Schedule A
Metric conversion table
The conversion factors set out below are approximate factors. To convert from Metric to Imperial multiply by the factor indicated. To convert from Imperial to Metric divide by the factor indicated.

Metric	Imperial	Factor
Kilometres (km)	Miles	0.62
Millimetres	Inches	0.04
Gigajoules	Million British thermal units	0.95
Cubic metres*	Cubic feet	35.3
Kilopascals	Pounds per square inch	0.15
Degrees Celsius	Degrees Fahrenheit	to convert to Fahrenheit multiply by 1.8, then add 32 degrees; to convert to Celsius subtract 32 degrees, then divide by 1.8

*	The conversion is based on natural gas at a base pressure of 101.325 kilopascals and at a base temperature of 15 degrees Celsius.

40	TCPL Annual information form 2015

Schedule B
Governance

We believe that strong governance improves corporate performance and benefits all stakeholders. This section discusses our approach to governance and describes our Board and how it works.
		WHERE TO FIND IT

	>	About our governance practices	41
		Board characteristics	41
		Governance philosophy	44
About our governance practices Our Board and management are committed to the highest standards of ethical conduct and corporate governance. TransCanada is a public company listed on the TSX and the NYSE, and we recognize and respect rules and regulations in both Canada and the U.S. Our corporate governance practices comply with the Canadian governance guidelines, which include the governance rules of the TSX and Canadian Securities Administrators (CSA):		Role and responsibilities of the Board	46
		Orientation and education	53
		Board effectiveness and director assessment	55
		Engagement	59
		Communicating with the Board	59
		Shareholder proposals	60
		Board committees	61

•	National Instrument 52-110, Audit Committees,

•	National Policy 58-201, Corporate Governance Guidelines, and

•	National Instrument 58-101, Disclosure of Corporate Governance Practice (NI 58-101).
We also comply with the governance listing standards of the NYSE and the governance rules of the U.S. Securities and Exchange Commission (SEC) that apply, in each case, to foreign private issuers.
Our governance practices comply with the NYSE standards for U.S. companies in all significant respects, except as summarized on our website (www.transcanada.com). As a non-U.S. company, we are not required to comply with most of the governance listing standards of the NYSE. As a foreign private issuer, however, we must disclose how our governance practices differ from those followed by U.S. companies that are subject to the NYSE standards.
We benchmark our policies and procedures against major North American companies to assess our standards and we adopt best practices as appropriate. Some of our best practices are derived from the NYSE rules and comply with applicable rules adopted by the SEC to meet the requirements of the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act.
BOARD CHARACTERISTICS
Our Board and its members exemplify strong principles of corporate governance:
• an independent, non-executive Chair
• an effective board size
• all directors except our CEO are independent
• knowledgeable and experienced directors who ensure that we promote ethical behaviour throughout TransCanada
• qualified directors who can make a meaningful contribution to the Board and the development of our strategy and business and oversight of our risk management processes.
• significant share ownership requirements to align the directors’ interests with those of our shareholders, and
• annual assessments of Board, Chair, committee and director effectiveness.
Size and composition
TransCanada’s articles state that the Board must have between eight and 15 directors. The Board has determined that 12 directors will be elected this year. The Board believes this size is appropriate based on the scope of our business, the skills and experience of the nominated directors and the four standing committees, and to achieve effective decision making. It believes that all of the nominated directors are well qualified to serve on the Board.

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We believe our Board must consist of qualified and knowledgeable directors, and include directors with direct experience in the oil and gas, pipelines and power sectors.
Board diversity
We have been committed to a diverse Board since 1999, when our Corporate governance guidelines were revised to include a variety of diversity criteria, which bring a range of perspectives to the Board that are not limited to gender diversity.
While the Governance committee has not set a specific target for the number of women directors on our Board, the committee believes that a diverse board with a variety of perspectives enhances our decision-making and helps keep the Board informed and effective. We do not believe targets are an appropriate method of increasing diversity on the Board. Instead, we believe that a process-based method of reviewing directors on a variety of diversity factors (including gender) is more appropriate, particularly given the business environment in which TransCanada operates.
In order to achieve a diverse Board, the committee focuses on the process surrounding director nomination. Each year, the committee reviews the general and specific criteria applicable to candidates to be considered for nomination to the Board. These guidelines outline the criteria that the committee considers when evaluating potential director nominees. We have not adopted a written policy with respect to the identification and nomination of women directors because we believe that encompassing our diversity criteria in our written Corporate governance guidelines is more appropriate than a separate written policy.
Our Corporate governance guidelines provide that when choosing director nominees, the committee takes into account the diversity of backgrounds, skills and experience, and personal characteristics such as age, gender, and geographic residence among the directors along with the key common qualities required for effective Board participation. The committee regularly considers the current number of women on the Board when selecting director candidates by considering gender, in addition to other characteristics, as one of the factors.
The committee aims to maintain the composition of the Board in a way that provides the best mix of skills and experience to guide our strategy and oversee ongoing business operations. TransCanada does not have term limits for directors, but does have a retirement policy to encourage board renewal, as discussed in Director tenure, on page 48.
The committee ensures that the list of potential director candidates discussed includes a reasonable number of qualified women candidates, but ultimate decisions are made based on the qualifications of the candidates and the expertise needs of the Board.
We believe that this process is effective as 25 per cent of the Board is currently composed of women directors. After the annual and special meeting, if the nominated directors are all elected, 25 per cent of the Board will be compromised of women directors.

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Independence
An independent board is a fundamental principle of governance. We believe that the majority of our directors must be independent in accordance with legal requirements, and consistent with the independence criteria of the regulations of the SEC and rules of the NYSE.
The Governance committee and the Board review the independence of each Board member and nominated director against these criteria once a year. It also reviews family relationships and associations with companies that have relationships with TransCanada when it reviews director independence.
The Board has determined that all of the nominated directors are independent, except for Mr. Girling because of his role as President and CEO. Other than Mr. Girling, none of the directors have a direct or indirect material relationship with TransCanada that could reasonably be expected to interfere with the exercise of their independent judgment.
Independent Chair
The Chair is appointed by the Board, and serves in a non-executive capacity. We have had separate Chair and CEO positions since our incorporation in 2003 and at our predecessor company since 1994. Mr. Jackson has served as the independent non-executive Chair since April 30, 2005.
Independent advice
The Board and each of its four standing committees can retain independent advisors to assist in carrying out their duties and responsibilities.
Serving on other boards
To ensure we do not have overboarding or interlocking relationships that would conflict with a director’s independence or interfere with fulfilling their Board duties and responsibilities, we have the following policy:

•	directors may not serve on more than six boards in total, and

•	Audit committee members may not serve on more than three audit committees in total.
Currently, none of our directors serves on more than five boards in total, and none of our Audit committee members serves on more than two audit committees in total.
We discuss the time commitment and duties and responsibilities with every candidate so they have a full understanding of the role and our expectations of directors. The Governance committee monitors director relationships to ensure their business associations do not hinder their role as a TransCanada director or Board performance overall.
The Board believes that it is important for it to be composed of qualified and knowledgeable directors. As a result, due to the specialized nature of the energy infrastructure business, some of the nominated directors are associated with or sit on the boards of companies that ship natural gas or liquids through our pipeline systems. Transmission services on most of TransCanada’s pipeline systems in Canada and the U.S. are subject to regulation and accordingly we generally cannot deny transportation services to a creditworthy shipper. As discussed in Conflicts of interest, the Governance committee monitors relationships among directors to ensure that business associations do not affect the Board’s performance.
If a director declares that they have a material interest in a material contract or transaction that is being considered by the Board, the director leaves the meeting so the matter can be discussed and voted on.
See the director profiles starting on page 18 for the other public company boards each nominated director serves on.
Independent of management
Our Corporate governance guidelines stipulate that the Board must meet at the end of each Board meeting, in-camera, without management present. In 2015, the independent directors met separately before and at the end of every regularly scheduled Board meeting.
Our Board has adopted the policy of holding in-camera sessions at each meeting of its committees without management. Members of management meet with the independent directors upon request.

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GOVERNANCE PHILOSOPHY
We believe that effective corporate governance improves corporate performance and benefits all shareholders and that honesty and integrity are vital to ensuring good corporate governance.
The Board has formally adopted the Corporate governance guidelines recommended by the Governance committee. These guidelines address the structure and composition of the Board and its committees, and clarify the responsibilities of the Board and management.
Ethical business conduct
Our Code of business ethics (the Code) incorporates principles of good conduct and ethical and responsible behaviour to guide our decisions and actions and the way we conduct business.
The Code applies to all employees, officers and directors as well as contract workers of TransCanada and its wholly-owned subsidiaries and operated entities in countries where we conduct business. All employees (including executive officers) and directors must certify their compliance with the Code every year.
Any unusual behaviour or suspected violations of the Code must be reported immediately. Employees can report a concern to their supervisor, Corporate compliance, Internal audit, their Compliance coordinator, or to our Ethics help-line. The help-line allows anyone – employees, contractors, consultants, other stakeholders and the general public – to report a concern, confidentially and anonymously, about any perceived accounting irregularities, legal or ethical violations or other suspected breaches of the Code. The telephone number is published on our website and employee intranet, in other employee communications and in our Annual report. Our policy strictly prohibits reprisals or retaliation against anyone who files an ethics concern or complaint in good faith.
Internal audit handles most investigations, including any concerns about directors and senior management. Human resources professionals handle any concerns relating to human resource matters such as harassment.
The Audit committee monitors compliance with the Code and reports any significant violations to the Board. The committee follows formal procedures for receiving and reviewing complaints, determining a course of action and retaining the information on file. It also oversees the operation of the Ethics help-line as part of its responsibilities.
Any waiver of the Code for our executives and directors must be approved by the Board, or the appropriate committee. There were no material departures from the Code in 2015.
The Code is posted on our website (www.transcanada.com).

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Conflicts of interest
The Code covers potential conflicts of interest.
Serving on other boards
The Board considers whether directors serving on the boards of other entities including public and private companies, Crown corporations and other state-owned entities, and non-profit organizations pose any potential conflict. The Board reviews these relationships annually to determine that they do not interfere with any of our director’s ability to act in our best interests. If a director declares a material interest in any material contract or material transaction being considered at the meeting, the director is not present during the discussion and does not vote on the matter.
Our Code requires employees to receive consent before accepting a directorship with an entity that is not an affiliate. The CEO and executive vice-presidents (our executive leadership team) must receive the consent of the Governance committee. All other employees must receive the consent of the Corporate Secretary or her delegate.
Affiliates
The Board oversees relationships between TransCanada and any affiliates to avoid any potential conflicts of interest. This includes our relationship with TC PipeLines, LP, a master limited partnership listed on the NYSE.
Auditor independence
Pursuant to the Audit committee charter, the Audit committee reviews and approves our hiring policies for partners, employees and former partners and employees of our current and former external auditors to ensure auditor independence is maintained. The committee also monitors adherence to our policy. The committee also has a pre-approval policy with respect to permitted non-audit services, to help ensure auditor independence is maintained.
Our Annual information form (AIF) includes more information about the Audit committee, including the committee charter. The 2015 AIF is available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).
Majority voting
Our majority voting policy applies to electing a new Board when the number of nominated directors is the same as the number of director positions available. If, prior to a meeting, a nominated director receives more “withheld” proxy votes than five per cent of the total votes cast by proxy, we will hold a vote by ballot for all directors. If a director does not receive a majority of “for” votes cast by ballot, the director must resign from the Board. The Board will accept the resignation if there are no exceptional circumstances. We expect the Board to announce its decision to either accept or reject the director’s resignation in a press release within 90 days after the annual meeting, and include its reasons for rejecting the resignation, if applicable.
This policy does not apply if there is a proxy contest over the election of directors.
Share ownership
We have share ownership requirements for our directors and executives to align their interests with those of our shareholders. Ownership levels are significant, and directors and executives must meet the requirements within five years of assuming their position. As of February 23, 2016, all of our directors who have served for at least five years meet the share ownership requirements, as do most of our directors who have served for fewer than five years. Ms. Salomone, who joined the Board on February 12, 2013, has until February 12, 2018 to meet the requirements. If elected, Dr. Samarasekera will have until April 29, 2021 to meet the requirements.
See Aligning the interests of directors and shareholders on page 64 and Aligning the interests of executives and shareholders on page 83 for more information.

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ROLE AND RESPONSIBILITIES OF THE BOARD
The Board’s primary responsibilities are to foster TransCanada’s long-term success, oversee our business and affairs and management, and to act honestly, in good faith and in the best interests of TransCanada.
The Board’s main objective is to promote our best interests, to maximize long-term shareholder value and to enhance shareholder returns.
The Board has key duties and responsibilities, delegates some duties to its four standing committees, and discharges others to management for managing the day-to-day affairs of the business.
The Chair is responsible for ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities. The Chair’s role includes coordinating the affairs of the Board, working with management (primarily the CEO), and ensuring effective relations with Board members, shareholders, other stakeholders and the public.
Charters and position descriptions
The Board and each committee have adopted a charter that outlines its principal responsibilities.
The charters are reviewed every year to ensure that they reflect current developments in corporate governance and corporate best practices, and the Board approves any necessary changes.
The Board charter describes the:
• composition and organization of the Board
• duties and responsibilities for managing our affairs, and
• oversight responsibilities for:
• management and human resources
• strategy and planning
• financial and corporate issues
• business and risk management, including compensation risk
• policies and procedures
• compliance reporting and corporate communications, and
• general legal obligations, including its ability to use independent advisors as necessary.
The Board has also developed position descriptions for the Chair of the Board, each committee Chair and the CEO. The position descriptions for the Chair of the Board and the CEO are part of their terms of reference. The position descriptions for the Chair of each committee are contained in the committee charters.
See Appendix A for a copy of the Board charter. The Board charter, committee charters and position descriptions for the Chair of the Board and the CEO are posted on our website (www.transcanada.com).

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Strategic planning
We have a multi-year strategic plan that balances risk and reward.
The Board provides oversight and direction in the strategic planning process to ensure management develops corporate strategies that support our vision to be the leading energy infrastructure company in North America. We set annual corporate objectives to support our core strategies for achieving growth and creating value for shareholders. These are established with and approved by the Board every year. The Governance committee oversees the processes used for the preparation and articulation of our strategic plan.
The Board monitors management’s progress toward achieving the strategic plan, and discusses a broad range of matters related to our strategy, business interests and the dynamic environment in which we operate at each regularly scheduled meeting. Management also reports regularly on our operational and financial performance.
The Board generally holds a formal session over two days on strategic planning every year and several sessions on strategic issues throughout the year. At strategic planning sessions, management and the Board review and discuss management’s strategic plan, with the strategic plan put forward to the Board for approval. The strategic issues sessions provide the Board with the opportunity to consider specific strategic issues in detail, which provides more context during the strategic planning process. The frequency of these strategic sessions provides the Board with the time they need to discuss and address strategic issues.
In addition to the ongoing strategic planning process, the Board and Governance committee address emerging strategic issues throughout the year as they arise.
See Meeting attendance on page 30 for more information about the meetings held in 2015 and Orientation and education on pages 43 and 44 for more information about the strategic issues and planning sessions attended by Board members in 2015.

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Risk oversight
Process
The Board and its committees are responsible for risk oversight including overseeing management systems and processes for identification, evaluation, prioritization, mitigation and monitoring of risk. Our directors have a broad range of experience and skills in risk management and, as a result, the Board is highly engaged and qualified to participate in a meaningful discussion of key business risks with management at Board and committee meetings.
A key business risk is generally defined as an exposure that has the potential to materially impact TransCanada’s ability to meet or support its business, operational or strategic objectives.
TransCanada maintains a comprehensive corporate risk register which identifies principal risks associated with our business and seeks input across the organization to ensure it reflects any new key business risks as our business grows and our environment evolves. In addition, ‘top-of-mind’ concerns are solicited from our senior executives and presented to the Board. This process recognizes the dynamic and evolving business environment in which we operate and allows management to keep the Board informed of existing and emerging risks and how those risks are managed or mitigated in accordance with TransCanada’s risk parameters and risk tolerance.
All risks identified under the corporate risk register are categorized using a risk responsibility matrix which establishes clear accountabilities to the Board, committees and executives responsible for specific oversight of each risk.
Our risks are categorized according to these main areas:
• corporate strategy
• business strategy and execution
• business opportunity
• commercial operations
• physical operations, and
• general corporate risk (including compensation risk).
The Governance committee oversees our risk management process. The committee reviews 'top-of-mind' business risks with management at each committee meeting and the risk responsibility matrix with management annually to ensure there is proper Board and committee oversight according to the terms of their charters, and that we have management programs in place to mitigate those risks. It also recommends, along with the respective committee (or executive) assigned responsibility for specific risks, any enhancements to our risk management program and policies to the Board.
In addition, all projects and opportunities recommended by management to the Board for approval include specific descriptions on the associated risks. The risk discussion associated with each project forms a part of the Board’s determination of whether to approve projects or pursue opportunities.
Our process ensures that the Board is fully informed of the interrelationship between the business environment and risks, and is intended to facilitate and stimulate discussion of our key business risks.
Our AIF and Annual report include more information about the risks applicable to TransCanada. The 2015 AIF and the 2015 Annual report are available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

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Committee responsibilities
The committees are also involved in risk oversight in their respective areas to ensure a robust risk management process with appropriate expertise, attention and diligence given to each key business risk. The chart below includes the risk focus area of each committee, and information on each risk focus area. The committees receive updates regularly from management on their risk focus area, and update the Board on their risk oversight activities regularly. In addition to its specific focus area, each committee maintains an overall awareness of risk management for TransCanada, and includes other issues in its reports to the Board as appropriate.

Committee	Risk focus	Description
Audit	Financial risk
 • Oversees management’s role in monitoring compliance with financial risk management policies and procedures and reviewing the adequacy of our financial risk management.
• Ensures that:
• our financial risk management strategies, policies and limits are designed to ensure our risks and related exposures are in line with our business objectives and risk tolerance, and
• risks are managed within limits that are ultimately established by the Board, implemented by senior management and monitored by our risk management and internal audit groups.
• Oversees cybersecurity and its related risks to TransCanada.

Governance	Risk management process and management allocation of risks
• Reviews TransCanada’s ‘top-of-mind’ business risks with management at each committee meeting.
• Oversees the risk responsibility matrix with management annually to ensure there is proper Board and committee oversight according to the terms of their charters.
• Ensures that we have management programs in place to mitigate those risks.
•  Recommends, along with the respective committee (or executive) assigned responsibility for specific risks, any enhancements to our risk management program and policies to the Board.

Health, Safety and Environment	Operational risk, people and process safety, security and environmental risk
•  Monitors compliance with our health, safety and environment (HSE) corporate policy through regular reporting from management, within the framework of our integrated HSE management system that is used to capture, organize and document our related policies, programs and procedures. See the next page for more details.

Human Resources	Human resources and compensation risk
•  Oversees the compensation policies and practices to effectively identify and mitigate compensation risks and discourage members of the executive leadership team or others from taking inappropriate or excessive risks and to ensure our compensation policies are not reasonably likely to have a material adverse effect on TransCanada.
• See Compensation governance starting on page 56 for more information about how we manage our compensation risk.

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HSE Risk Management System
Our management system for HSE is modeled after international standards, conforms to external industry consensus standards and voluntary programs, and complies with applicable legislative and regulatory requirements and various other internal management systems. It follows a continuous improvement cycle organized into four key areas:

•	Planning: risk and regulatory assessment, objectives and targets, and structure and responsibility

•	Implementing: development and implementation of programs, plans, procedures and practices aimed at operational risk management

•	Reporting: document and records management, communication and reporting, and

•	Action: ongoing audit and review of HSE performance.
The committee reviews HSE performance and operational risk management. It receives detailed reports on:
• overall HSE corporate governance
• operational performance and preventive maintenance metrics
• asset integrity programs
• emergency preparedness, incident response and evaluation
• people and process safety performance metrics, and
• developments in and compliance with applicable legislation and regulations.
The committee also receives updates on any specific areas of operational and construction risk management review being conducted by management and the results and corrective action plans flowing from internal and third party audits.
Generally, each year the committee or the committee Chair tours one of our existing assets or projects under development as part of its responsibility to monitor and review our HSE practices. The Board may be invited to join the committee at its site visit and the Board typically has a separate site visit each year. In 2015, all of the Board members participated in a special session devoted to operational risk management.

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Succession planning
The Board takes responsibility for succession planning at the executive level including the development of the CEO succession plan. Succession planning for the CEO position is an ongoing process that includes analysis of each potential candidate’s performance, skills and experience, assessment of the personal attributes and characteristics that the Board believes are necessary for the role, and assessment of developmental opportunities to increase senior executive bench strength.
The CEO prepares an overview of the executive vice-president roles, noting the required skills and expertise for each position and the current executive's areas of strength. He also prepares development plans for each executive and presents them to the Board. The CEO meets with each executive at least twice a year, and more informally as necessary, to discuss progress on his or her development plan.
The CEO identifies potential future candidates for the executive vice-president positions and presents them to the Board for discussion. Each candidate is assessed based on their skills and experience and the competencies that are required for promotion to the senior executive level. Development opportunities are also identified so each candidate can receive additional or varied management experience, training, development and educational opportunities. The Board reviews each position and the performance assessment and competencies of potential successors at least once a year and makes decisions as appropriate.
Management diversity
Our executive leadership team includes our President and CEO, and all of our executive vice-presidents. Senior management includes our executive leadership team, as well as our senior vice-presidents and vice-presidents.
In 2013, management set and the Board reviewed three and five-year goals to increase the number of women in senior management.
Setting these goals supports our long term focus on ensuring TransCanada has a capable and diverse senior management team. We believe that having a defined goal for the representation of women in senior management is an effective way to increase the number of women on our executive leadership team over the long term. More women at the senior management level provides a larger group of women that can be considered for promotion to executive positions.
In order to achieve these goals we have focused on identifying, assessing and developing high potential candidates from our existing talent pool as well as strategic hires. High potential candidates are each assigned a sponsor on the executive leadership team who works with them to increase their exposure within the organization and at the Board.
The executive leadership team reviews and discusses this talent pool regularly and approves all senior management appointments. The Board approves all appointments to the executive leadership team.
Progress towards these goals is reviewed and assessed by the Human Resources committee and executive leadership team at least annually to ensure that we have a qualified pool of women, and that the women in senior management are being adequately supported and developed. The Board receives progress reports on our goals annually.

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We have achieved notable progress towards achieving our goals at the senior management level.
The Board encourages the inclusion of women candidates for consideration for all executive officer positions, but ultimate decisions are made based on the qualifications of the candidates.
We do not have specific goals for the executive leadership team. In 2015, two of our eight or 25% of our executive leadership team members were women.
Access to management
The Board has complete access to management, but gives reasonable advance notice to avoid disrupting the business and operations. The Board Chair and committee Chairs also connect with relevant members of the executive leadership team as needed.
The Board encourages the executive leadership team to include key managers in Board and committee meetings so they can share their expertise on specific matters. This gives the Board an opportunity to meet individuals who have the potential to assume more senior positions in the future, and for these individuals to gain exposure to the Board.

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ORIENTATION AND EDUCATION
New directors participate in an orientation program featuring sessions on corporate strategy, our main business issues, and historical and financial information about TransCanada. They also have an opportunity to visit and tour our facilities and project sites and meet with the executive leadership team and other directors. Our 2015 program included sessions on strategic issues.
We tailor the sessions for each director based on individual needs and their specific areas of interest. New directors also meet one-on-one with members of the executive leadership team for an overview of the different areas of our business and operations and a discussion of key areas of interest. Briefing sessions are also held for new committee members.
Directors receive a reference manual with:
• details about their duties and obligations as a member of the Board
• information about our business and operations
• copies of the Board and committee charters
• copies of past public filings, and
• documents from recent Board meetings.
The Governance committee reviews the orientation program and manual every year so they continue to meet our needs and those of new directors.
The committee also develops the continuing education program every year based on current and emerging issues, our corporate objectives and input from other directors.
Continuing education helps strengthen a director’s knowledge and understanding of the business, industry, governance and other issues. Senior management and external experts make presentations to the Board and committees from time to time on various topics related to the business, including changes to legal, regulatory and industry requirements. Continuing education is also conducted on an informal basis and our directors are provided with articles and publications of interest.
We suggest seminars and education programs for our directors that may be relevant, and pay the registration fee and travel expenses as appropriate. We also offer to pay annual fees for memberships with organizations that are appropriate and provide relevant publications and educational opportunities to our directors.

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2015 Director education program

Date	Topic	Presented/hosted by	Attended by
March 17	Cybersecurity risk environment	National Association of Corporate Directors	Mary Pat Salomone
April 1	Corporate governance	Les Affaires Newspaper and Institute of Corporate Directors	Paule Gauthier
April 30	Strategic issues session – corporate development projects and Bruce Power Board leadership conference	Members of the executive leadership team	All directors
June 15	Operational risk education session	Members of the executive leadership team	All directors
June 15	Strategic planning session – economic outlook and shareholder value	Members of the executive leadership team	All directors
September 9	Strategic issues session – Bruce Power	Executive Vice-President and President, Energy	All directors
October 1	Site visit - emergency response plan field exercise, Riverside Park, Yankton, South Dakota	Vice-President, Pipeline Safety & Compliance	D. Michael G. Stewart
November 2	Strategic issues session – federal election outcome; current M&A and capital market trends	Governance committee chair and Vice-President, Government Relations; Senior Vice-President, Strategy and Corporate Development	All directors
December 3	Director orientation session	Members of the executive leadership team	John Lowe
December 3	Strategic issues session – Liquids Pipelines strategy and current M&A and capital market trends	Executive Vice-President and President, Liquids Pipelines and Senior Vice-President, Strategy and Corporate Development	All directors
December 3	Tour of Calgary Oil Operations Control Centre and received presentation on outcome of emergency response exercise held in Riverside Park, Yankton South Dakota	VP, Pipeline Safety & Compliance	HSE Committee members and Kevin Benson
December 15	Tour of FPL Solar Energy Plant, Palm Beach, Florida	WomenCorporateDirectors (WCD)	Mary Pat Salomone

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BOARD EFFECTIVENESS AND DIRECTOR ASSESSMENT
The Governance committee oversees an assessment of the performance of the Board, the Chair, committees and individual directors annually and reports the results to the Board.
Interviews include questions about effectiveness, communication and personal and individual peer performance and solicit input from directors about areas for potential improvement. The interviews are open-ended to encourage discussion and seek specific input on topics such as risk, strategy and governance.
The Governance committee believes the interview process is the most effective way for directors to give feedback that can be reviewed by the entire Board. The committee also monitors developments in board governance and evolving best practices in corporate governance.

Assessment
Committee analysis and discussion
Board discussion and report
Chair of Board interviews each director
Chair of Governance committee interviews each director about Chair of Board
Results reported to Governance committee for discussion
Chair of Governance committee reports to Board
Committee Self-assessment
Committee discussion
Chair of each committee reports to Board
Chair of Board interviews each member of executive leadership team about Board
Chair of Board reports to Board

In 2015, the assessment process showed that the Chair, each director, and all committees are functioning effectively and fulfilling the mandates set out in the Board and committee charters.
Financial literacy
The Board has determined that all members of the Audit committee are financially literate, which means each member can read and understand a set of financial statements that are generally comparable to ours in terms of breadth and complexity of accounting issues. You can find more information about their education and financial experience in the director profiles starting on page 18, in the Audit committee report on page 52 and in the AIF which is available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

TCPL Annual information form 2015	55

Board renewal
The Governance committee regularly assesses the skill set of each director, and reviews it against the director retirement schedule, their ages and the composition of each committee. The review also takes into account the desirability of maintaining a reasonable diversity of backgrounds, and character and behavioural qualities such as integrity.
The Governance committee, with input from the Chair of the Board and the CEO, is responsible for identifying suitable director candidates, and canvasses the entire Board for potential nominees. The committee also uses a third party recruitment specialist to identify potential director candidates. The committee is responsible for assessing the individuals and proposing the strongest candidates for nomination. An evolving roster of suitable director candidates is maintained by the committee.
The committee looks for a mix of skills and experience required for overseeing our business and affairs. The Board considers personal characteristics such as gender, ethnic background and geographic residence when looking at diversity. However, candidates are nominated as directors based on their background and ability to contribute to the Board and committee meetings.

The committee ensures that the Board seeks expertise in the following key areas:
• Accounting & finance • Energy/utilities • Engineering • Governance • Government/regulatory • Health, safety and environment	• International markets • Law • Management/leadership • Oil & gas/utilities • Operations, and • Risk management.
Candidates who are being nominated for the first time must have experience in industries similar to ours, or experience in general business management or with corporations that are similar in size and scope. Candidates must also be willing to serve on the Board, able to devote the necessary time to fulfill their duties and responsibilities and be under 70 years old.
The committee recommends potential candidates based on their qualifications and independence and how these qualities balance with the skill set of the current Board, the structure and composition of the committees and the director retirement schedule. This assessment helps the Board determine the best mix of skills and experience to guide our business operations and our long-term strategy.

TCPL Annual information form 2015	56

Board matrix
The matrix below shows the likely retirement year of the current non-executive directors based on current age, and the skills, committees, education and expertise of all our nominated directors. The Governance committee considers these factors and others when discussing Board renewal.

Matrix of expected retirement year, education, committees (Audit, Governance, Human Resources, Health Safety and Environment) and key expertise areas (accounting/finance, energy/utilities, engineering, ect.) for Kevin Benson, Derek Burney, Russ Girling, Barry Jackson, John Lowe, Paula Reynolds, John Richels, Mary Pat Salomone, Indira Samarasekera, Michael Stewart, Siim Vanaselja, Richard Waugh

TCPL Annual information form 2015	57

Director tenure
The Governance committee reviews factors like age, changes in principal occupation, consistently poor attendance, poor performance and other relevant circumstances that may trigger the resignation or retirement of a director.
Once a director turns 70, he or she will not stand for re-election at the next annual meeting. The Board may waive the retirement age for a director if:
• they have not served seven consecutive years by age 70, or
• their continued service is in the best interests of the company, because of their specific skills and experience.
TransCanada does not use term limits for our directors. We do not believe term limits are an effective mechanism to promote board renewal. In addition to the annual director assessment, which ensures that each of our Board members, committees and the Board is functioning effectively, the committee reviews director succession planning at least annually. This review provides the opportunity for the committee to focus on creating a board with an appropriate mix of experience and skills to guide the long-term strategy and ongoing business operations of the company. Our flexible retirement policy promotes effective Board turnover without limiting the mix of skills and experience on the Board.
The Board has waived the retirement for Mr. Burney and asked him to stand for re-election at the 2016 annual and special meeting. The Board and Governance Committee determined that the retirement age policy should be waived for Mr. Burney, as he continues to provide significant contributions to the Board. Mr. Burney's experience and background and deep understanding of the evolving business and political environment continue to provide valuable input to TransCanada's business and affairs. The Board believes that the skills, experience and continuity provided by Mr. Burney's extended tenure will be valuable to the Board over the coming year.
The graphs below show the composition of our Board by years of service as of the date of this circular and after the annual and special meeting, assuming all of the nominated directors are elected.

TCPL Annual information form 2015	58

ENGAGEMENT
We believe it is important to engage with our stakeholders.
Members of our Board engage with governance organizations and shareholder advocacy groups to discuss emerging best practices and provide commentary on how we maintain our high standard of corporate governance.
TransCanada regularly engages with our shareholders and other stakeholders. Our executive leadership team hosts teleconferences to discuss our quarterly financial and operating results. The teleconferences are webcast and available to analysts, media, shareholders and the public. We also hold an annual investor day in November, where we discuss our financial outlook, business operations and strategy. Our executive and senior management also speak at investor conferences and meet one-on-one with investors as part of our shareholder engagement. In 2015, we engaged with institutions representing more than 50 per cent of current outstanding shares.
A list of upcoming and past events and presentations, including presentation slides and webcasts, where available, can be found online at www.transcanada.com.
You may contact our investor relations department directly by phone, email, fax or regular mail at:
Investor Relations
TransCanada Corporation
450 1st Street S.W.
Calgary, Alberta
Canada T2P 5H1
investor_relations@transcanada.com
1.800.361.6522

COMMUNICATING WITH THE BOARD
Shareholder engagement allows us to hear directly from shareholders and other important stakeholders about any issues or concerns.
Shareholders, employees and others can contact the Board directly by writing to:
Chair of the Board of Directors
c/o Corporate Secretary
TransCanada Corporation
450 1st Street S.W.
Calgary, Alberta T2P 5H1
The Board, including committee Chairs, will also be available at the annual and special meeting to receive questions from shareholders.

TCPL Annual information form 2015	59

SHAREHOLDER PROPOSALS
According to Canadian law, shareholder proposals can only be considered for the annual meeting of common shareholders if they are submitted by a specific date. We received one proposal for the 2016 annual and special meeting, which was withdrawn.
Our Corporate Secretary must receive any shareholder proposals before 5:00 p.m. MDT on November 25, 2016 to be considered for the Management information circular for our 2017 annual meeting of common shareholders.
ADVANCE NOTICE BYLAW
Shareholders who wish to nominate a director for the 2016 annual and special meeting of common shareholders, other than by a shareholder proposal, must:

•	notify the Corporate Secretary in writing, and

•	provide the information required in our By-law Number 1, which can be found on our website (www.transcanada.com) or on SEDAR (www.sedar.com).
Any notices of director nominees must be received by the Corporate Secretary before 5:00 p.m. MDT on March 14, 2016 for an individual to be included in our list of director nominees for our 2016 annual and special meeting of common shareholders.
For the 2017 annual meeting of shareholders, notification is required as in the chart below:

Type of meeting	Announcement timing	Advance notice deadline
Annual meeting	Public announcement more than 50 days before meeting	Not less than 30 days before meeting
	Public announcement 50 days or less before meeting	Not less than 10 days following the first public announcement of the meeting
Special meeting to elect directors	Public announcement more than 50 days before meeting	Not less than 15 days before meeting
	Public announcement 50 days or less before meeting	Not less than 15 days following the first public announcement of the meeting

TCPL Annual information form 2015	60

BOARD COMMITTEES
The Board has four standing committees:
• Audit committee
• Governance committee
• Health, Safety and Environment committee, and
• Human Resources committee.
Each of the committees is comprised entirely of independent directors.
The Governance committee is responsible for reviewing the composition of each committee and recommending any changes once new directors are appointed or elected to the Board. Each committee must consist entirely of independent directors, except for the Health, Safety and Environment committee, which must have a majority of independent directors. Currently all members of the Health, Safety and Environment committee are independent. Each committee has the authority to retain advisors to help it carry out its responsibilities. The Board does not have an executive committee.
Each committee reviews its charter at least once a year, and recommends any changes to the Governance committee and the Board. You can find the committee charters on our website (www.transcanada.com).
The Audit and the Human Resources committees hold simultaneous meetings, as do the Governance and Health, Safety and Environment committees, so each committee has sufficient time to focus on its responsibilities. As a result, Mr. Jackson, the independent non-executive Chair of the Board, is a voting member of the Governance committee and the Human Resources committee, and is not a member of the Audit committee or the Health, Safety and Environment committee.
The committees will be reconstituted after the annual and special meeting.
Each meeting has time set aside for members to discuss the committee operations and responsibilities without management present.

TCPL Annual information form 2015	61

Audit committee

Members	Siim Vanaselja (Chair) Kevin E. Benson Derek H. Burney John Lowe (as of September 9, 2015) Mary Pat Salomone D. Michael G. Stewart
Meetings in 2015	5 regularly scheduled meetings (February, April, July, November, December)
Independent	6 independent directors, 100 per cent independent and financially literate.

Mr. Vanaselja, Mr. Benson and Mr. Lowe are “audit committee financial experts” as defined by the SEC in the U.S., and each have the accounting or related financial management experience required under the NYSE rules.

Mandate	The Audit committee is responsible for assisting the Board in overseeing the integrity of our financial statements and our compliance with legal and regulatory requirements.
It is also responsible for overseeing and monitoring the internal accounting and reporting process and the process, performance and independence of our internal and external auditors.

The Audit committee meets in-camera with the Chief Financial Officer (CFO) at the beginning of each meeting, and also meets separately with the external auditors, Vice-President, Corporate Compliance and Internal Audit, and Executive-Vice-President, Stakeholder Relations and General Counsel. The committee also meets in-camera at the end of each meeting.
2015 highlights

•
Reviewed our 2015 interim and annual disclosure documents including the unaudited interim and audited annual consolidated financial statements and related management’s discussion and analysis, AIF and circular and recommended them for approval.

•	Oversaw our financial reporting risks including issues relating to materiality and risk assessment.

•
Received the external auditor’s formal written statement of independence (which sets out all of its relationships with TransCanada) and its comments to management about our internal controls and procedures.

•	Reviewed the appointment of the external auditors and estimated fees and recommended them to the Board for approval.

•	Reviewed the audit plans of the internal and external auditors and pre-approved the non-audit services performed by KPMG relating to tax and benefit plans.

•	Recommended the funding of the Registered Pension Plan and Supplemental Pension Plan.

•	Reviewed the major accounting policies and estimates.

•	Oversaw a request for proposal process for our external auditor.

•	Received reports from management on our cybersecurite plans and initiatives.

•	Monitored Canadian and U.S. financial reporting and legal and regulatory developments affecting our financial reporting process, controls and disclosure.

•	Reviewed and recommended changes to the suite of risk management policies, and reviewed developments and reports relating to counterparty, insurance and market risks.

•	Reviewed and recommended prospectuses relating to issuance of securities.

•	Recommended amendments to the Public disclosure policy and Code of business ethics.

•	Approved annual election to enter into uncleared swaps as permitted under U.S. legislation and monitored compliance.

•	Received regular reports from management on risk management, finance and liquidity, treasury, pensions, compliance, material litigation and information services security controls.

•	Reviewed regular reports from Internal Audit.

•	Reviewed adequacy of staff complements in accounting and tax.

•	Recommended amendments to the Audit committee charter.

Our AIF includes more information about the Audit committee, including the committee charter, oversight responsibilities, each member’s education and experience, and policies and procedures for pre-approving permitted non- audit services. The 2015 AIF is available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

TCPL Annual information form 2015	62

Governance committee

Members	Derek H. Burney (Chair) Kevin E. Benson S. Barry Jackson Siim A. Vanaselja Richard E. Waugh
Meetings in 2015	3 regularly scheduled meetings (February, April, November)
Independent	5 independent directors, 100 per cent independent
Mandate
The Governance committee is responsible for assisting the Board with maintaining strong governance policies and practices at TransCanada, reviewing the independence and financial literacy of directors, managing director compensation and the Board assessment process, and overseeing our strategic planning process and risk management activities.

It monitors the relationship between management and the Board, directors’ share ownership levels, governance developments and emerging best practices. It is also responsible for identifying qualified candidates for the Board to consider as potential directors.

It also recommends the meeting schedule for Board and committee meetings, site visits, and oversees matters related to the timing of our annual meeting.

The Governance committee meets in-camera at the beginning and end of each meeting.
2015 highlights

•
Reviewed the independence of each director according to our written criteria to give the Board guidance in its annual assessment of independence and the structure and composition of each committee and the other directorships held by Board members (including public and private companies, Crown corporations and non-profit organizations).

•	Oversaw our strategic planning process, including strategic issues to be considered and planning of our strategic issues and planning sessions.

•	Oversaw our risk management activities, including receiving updates on key business risks and making recommendations to the Board as appropriate.

•	Reviewed the identified principal risks with management to ensure we have proper Board and committee oversight and management programs in place to mitigate risks.

•	Monitored director share ownership requirements.
• Reviewed the Incentive compensation reimbursement ('clawback') policy, which was recommended to the Board by the Human Resources Committee.

•	Reviewed our Corporate governance guidelines and committee charters and recommended appropriate changes to the Board for approval. The changes included

•	limiting the total number of audit committees that an Audit committee member may serve on to three, and

•	beginning in 2016, the Governance committee charter includes oversight of lobbying policies, activities and expenditures.

•	Reviewed say on pay updates and voting trends.

•	Oversaw the annual assessment of the Board, committees and Chair.

•
Monitored updates to securities regulations (regulation and legal updates affecting our policies, procedures and disclosure practices) and matters relating to the financial markets. The committee continues to monitor legal developments and emerging best practices in Canada, the U.S. and internationally.

•	Oversaw the Board’s retirement policy, Board renewal and the selection of new director candidates.
• Reviewed external governance assessments and made recommendations for revisions to governance practices to the Board as appropriate.

TCPL Annual information form 2015	63

Health, Safety and Environment committee

Members	D. Michael G. Stewart (Chair) Paule Gauthier (retiring April 29, 2016) John Lowe (as of September 9, 2015) Paula Rosput Reynolds John Richels Mary Pat Salomone
Meetings in 2015	3 regularly scheduled meetings (February, May and November)
Independent	6 independent directors, 100 per cent independent
Mandate	The Health, Safety and Environment committee is responsible for oversight for health, safety, security and environmental matters (HSE matters).
The committee reviews and monitors:

• the performance and activities of TransCanada on HSE matters including compliance with applicable and proposed legislation, regulations and orders; conformance with industry standards and best practices; people, health, safety and security; process safety, asset reliability; operational risk management and asset integrity plans and programs; and emergency response plans and programs;
• the systems, programs and policies relating to HSE matters and whether they are being appropriately developed and effectively implemented;
• actions and initiatives undertaken by TransCanada to prevent, mitigate and manage risks related to HSE matters which may have the potential to adversely impact the our operations, activities, plans, strategies or reputation; or prevent loss or injury to our employees and assets or operations from malicious acts, natural disasters or other crisis situations;
• any critical incidents respecting our assets or operations involving: the fatality of or a life threatening injury to a person; any pipeline ruptures resulting in significant property damage or loss of product; any whistleblower events relating to HSE matters; or any incidents involving personnel and public safety, property damage, environmental damage or physical security that have the potential to severely and adversely impact our reputation and or business continuity; and
• significant regulatory audits, findings, orders, reports and/or recommendations issued by or to TransCanada related to HSE matters or issues, together with management's response thereto.

The Health, Safety and Environment committee met separately with the Executive Vice-President, Operations and Engineering at the end of each meeting. The committee also meets in-camera at the beginning of each meeting as necessary, and at the end of each meeting.
2015 highlights

•	Received and reviewed regular reports on HSE related activities, performance and compliance.

•	Received regular reports on operational risk management, people and process safety and regulatory compliance matters related to asset integrity.

•	Reviewed the status of critical incidents, root cause analysis and incident follow-up.

•
Monitored management’s response and the status of corrective action plans to significant audits from the National Energy Board, Pipeline and Hazardous Materials Safety Administration and other regulatory agencies.

•	Oversaw our risk management activities related to health, safety, security and environment, and reported to the Board as appropriate.

•
Monitored the effectiveness of health, safety and environment policies, management systems, programs, procedures and practices through the receipt of reports on four levels of governance activities related to internal and external audit findings.

•	Monitored updates to Canadian and U.S. air emissions and greenhouse gas legislation, climate change initiatives and related compliance matters.

•	Visited the Calgary Oil Operations Control Centre.

•	The Chair observed a Keystone pipeline emergency response field exercise along the Missouri River at Yankton, South Dakota.
Received an annual update on insurance coverage.

•	Attended a special session on operational risk management which involved the use of an external speaker.

•	Revised the charter to clarify and better articulate the role and responsibilities of the committee.

•	Received and reviewed regular reports on the operational and HSE performance at Bruce Power.

TCPL Annual information form 2015	64

Human Resources committee

Members	Paula Rosput Reynolds (Chair) Paule Gauthier (retiring April 29, 2016) S. Barry Jackson John Richels Richard E. Waugh
Meetings in 2015	5 regularly scheduled meetings (January, February, July, November and December)
Independent	5 independent directors, 100 per cent independent
Mandate
The Human Resources committee is responsible for assisting the Board with developing strong human resources policies and plans, overseeing the compensation programs, and assessing the performance of the CEO and other members of the executive leadership team against pre-established objectives and recommending their compensation to the Board.

It approves all executive incentive awards, and any major changes to the compensation programs and benefits plans for employees. It is also responsible for the benefits under our Canadian pension plans and reviewing our share ownership requirements for executives.

The Human Resources committee meets in-camera at the beginning and end of each meeting.
2015 highlights

•	Assessed the performance of the executive leadership team and recommended the 2015 executive compensation awards to the Board for approval.

•	Reappointed Meridian Compensation Partners as the independent compensation advisor to the committee.

•	Developed and approved a new peer group for benchmarking executive compensation.

•	Reviewed and recommended to the Board an Incentive compensation reimbursement ('clawback') policy which took effect in February 2015.

•	Approved an increase in the share ownership requirement for the CEO from four to five times base salary and determined that all executives must meet their requirements through direct share ownership.

•	Reviewed and recommended to the Board amendments to our executive separation agreements to align with current governance standards.

•
Simplified the approach to determining long-term incentive awards for the named executives by eliminating the ranges and setting specific target award levels for each named executive based on median market data as well as individual performance and potential to contribute to TransCanada's future success.

•	Reviewed the executive share unit plan and approved:

•	the introduction of an additional performance measure in the plan (earnings per share) and modified the performance peer group used for the relative total shareholder return (TSR) measure,

•	the elimination of the minimum payout of 50%, and

•	the increase of the maximum payout to 200%.

•	Reviewed our talent strategy and succession planning programs.

TCPL Annual information form 2015	65

Schedule C
CHARTER OF THE AUDIT COMMITTEE
1. PURPOSE
The Audit Committee shall assist the Board of Directors (the Board) in overseeing and monitoring, among other things, the:

•	Company’s financial accounting and reporting process;

•	integrity of the financial statements;

•	Company’s internal control over financial reporting;

•	external financial audit process;

•	compliance by the Company with legal and regulatory requirements; and

•	independence and performance of the Company’s internal and external auditors.
To fulfill its purpose, the Audit Committee has been delegated certain authorities by the Board that it may exercise on behalf of the Board.
2. ROLES AND RESPONSBILITIES
I. Appointment of the Company’s External Auditor
Subject to confirmation by the external auditor of their compliance with Canadian and U.S. regulatory registration requirements, the Audit Committee shall recommend to the Board the appointment of the external auditor, such appointment to be confirmed by the Company’s shareholders at each annual meeting. The Audit Committee shall also recommend to the Board the compensation to be paid to the external auditor for audit services. The Audit Committee shall also be directly responsible for the oversight of the work of the external auditor (including resolution of disagreements between management and the external auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The external auditor shall report directly to the Audit Committee.
The Audit Committee shall review and approve the audit plan of the external auditor. The Audit Committee shall also receive periodic reports from the external auditor regarding the auditor’s independence, discuss such reports with the auditor, consider whether the provision of non-audit services is compatible with maintaining the auditor’s independence and the Audit Committee shall take appropriate action to satisfy itself of the independence of the external auditor.
II. Oversight in Respect of Financial Disclosure
The Audit Committee, to the extent it deems it necessary or appropriate, shall:

a)
review, discuss with management and the external auditor and recommend to the Board for approval, the Company’s audited annual consolidated financial statements, annual information form, management’s discussion and analysis, all financial information in prospectuses and other offering memoranda, financial statements required by regulatory authorities, all prospectuses and all documents which may be incorporated by reference into a prospectus, including, without limitation, the annual management information circular, but excluding any pricing or prospectus supplement relating to the issuance of debt securities of the Company;

b)
review, discuss with management and the external auditor and recommend to the Board for approval, the release to the public of the Company’s interim reports, including the consolidated financial statements, management’s discussion and analysis and press releases on quarterly financial results;

c)	review and discuss with management and the external auditor the use of non-GAAP information and the applicable reconciliation;

d)
review and discuss with management any financial outlook or future-oriented financial information disclosure in advance of its public release; provided, however, that such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made). The Audit Committee need not discuss in advance each instance in which the Company may provide financial projections or presentations to credit rating agencies;

e)
review with management and the external auditor major issues regarding accounting and auditing policies and practices, including any significant changes in the Company’s selection or application of accounting policies, as well as major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies that could significantly affect the Company’s financial statements;

f)	review and discuss quarterly findings reports from the external auditor on:

66	TCPL Annual information form 2015

(i)	all critical accounting policies and practices to be used;

(ii)
all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditor;

(iii)	other material written communications between the external auditor and management, such as any management letter or schedule of unadjusted differences;

g)	review with management and the external auditor the effect of regulatory and accounting developments as well as any off-balance sheet structures on the Company’s financial statements;

h)
review with management, the external auditor and, if necessary, legal counsel, any litigation, claim or contingency, including arbitration and tax assessments, that could have a material effect upon the financial position of the Company, and the manner in which these matters have been disclosed in the financial statements;

i)
review disclosures made to the Audit Committee by the Company’s CEO and CFO during their certification process for the periodic reports filed with securities regulators about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls;

j)
discuss with management the Company’s material financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies;

III. Oversight in Respect of Legal and Regulatory Matters

(a)
review with the Company’s General Counsel legal matters that may have a material impact on the financial statements, the Company’s compliance policies and any material reports or inquiries received from regulators or governmental agencies;

IV. Oversight in Respect of Internal Audit

(a)
review and approve the audit plans of the internal auditor of the Company including the degree of coordination between such plans and that of the external auditor and the extent to which the planned audit scope can be relied upon to detect weaknesses in internal control, fraud or other illegal acts;

(b)
review the significant findings prepared by the internal audit department and recommendations issued by it or by any external party relating to internal audit issues, together with management’s response thereto;

(c)	review compliance with the Company’s policies and avoidance of conflicts of interest;

(d)	review the report prepared by the internal auditor on officers' expenses and aircraft usuage;

(e)
review the adequacy of the resources of the internal auditor to ensure the objectivity and independence of the internal audit function, including reports from the internal audit department on its audit process with subsidiaries and affiliates;

(f)
ensure the internal auditor has access to the Chair of the Audit Committee, the Board and the Chief Executive Officer and meet separately with the internal auditor to review with him or her any problems or difficulties he or she may have encountered and specifically:

(i)	any difficulties which were encountered in the course of the audit work, including restrictions on the scope of activities or access to required information, and any disagreements with management;

(ii)	any changes required in the planned scope of the internal audit;

(iii)	the internal audit department responsibilities, budget and staffing; and to report to the Board on such meetings;
V. Insight in Respect of the External Auditor

(a)
review any letter, report or other communication from the external auditor in respect of any identified weakness or unadjusted difference and management’s response and follow-up, inquire regularly of management and the external auditor of any significant issues between them and how they have been resolved, and intervene in the resolution if required;

(b)	receive and review annually the external auditor’s formal written statement of independence delineating all relationships between itself and the Company;

TCPL Annual information form 2015	67

(c)	meet separately with the external auditor to review any problems or difficulties the external auditor may have encountered and specifically:

(i)	any difficulties which were encountered in the course of the audit work, including any restrictions on the scope of activities or access to required information, and any disagreements with management;

(ii)	any changes required in the planned scope of the audit; and to report to the Board on such meetings;

(d)	meet with the external auditor prior to the audit to review the planning and staffing of the audit;

(e)
receive and review annually the external auditor's written report on their own internal quality control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the external auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, and any steps taken to deal with such issues;

(f)	review and evaluate the external auditor, including the lead partner of the external auditor team;

(g)
ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law, but at least every five years;

VI. Oversight in Respect of Audit and Non-Audit Services

(a)	pre-approve all audit services (which may entail providing comfort letters in connection with securities underwritings) and all permitted non-audit services, other than non-audit services where:

(i)
the aggregate amount of all such non-audit services provided to the Company that were not pre-approved constitutes not more than 5 per cent of the total fees paid by the Company and its subsidiaries to the external auditor during the fiscal year in which the non-audit services are provided;

(ii)	such services were not recognized by the Company at the time of the engagement to be non-audit services;

(iii)
such services are promptly brought to the attention of the Audit Committee and approved prior to the completion of the audit by the Audit Committee or by one or more members of the Audit Committee to whom authority to grant such approvals has been delegated by the Audit Committee;

(b)	approval by the Audit Committee of a non-audit service to be performed by the external auditor shall be disclosed as required under securities laws and regulations;

(c)
the Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by this subsection. The decisions of any member to whom authority is delegated to pre-approve an activity shall be presented to the Audit Committee at its first scheduled meeting following such pre-approval;

(d)
if the Audit Committee approves an audit service within the scope of the engagement of the external auditor, such audit service shall be deemed to have been pre-approved for purposes of this subsection;

VII. Oversight in Respect of Certain Policies

(a)
review and recommend to the Board for approval the implementation of, and significant amendments to, policies and program initiatives deemed advisable by management or the Audit Committee with respect to the Company’s code of business ethics (COBE) risk management and financial reporting policies;

(b)
obtain reports from management, the Company’s senior internal auditing executive and the external auditors and report to the Board on the status and adequacy of the Company’s efforts to ensure its businesses are conducted and its facilities are operated in an ethical, legally compliant and socially responsible manner, in accordance with the Company’s codes of business conduct and COBE;

(c)
establish a non-traceable, confidential and anonymous system by which callers may ask for advice or report any ethical or financial concern, ensure that procedures for the receipt, retention and treatment of complaints in respect of accounting, internal controls and auditing matters are in place, and receive reports on such matters as necessary;

(d)	annually review and assess the adequacy of the Company’s public disclosure policy;

68	TCPL Annual information form 2015

(e)
review and approve the Company’s hiring policies for partners, employees and former partners and employees of the present and former external auditor (recognizing the Sarbanes-Oxley Act of 2002 does not permit the CEO, controller, CFO or chief accounting officer to have participated in the Company’s audit as an employee of the external auditor during the preceding one-year period) and monitor the Company’s adherence to the policy;

VIII. Oversight in Respect of Financial Aspects of the Company’s Canadian Pension Plans (the Company’s pension plans), specifically:

(a)	review and approve annually the Statement of Investment Beliefs for the Company’s pension plans;

(b)
delegate the ongoing administration and management of the financial aspects of the Canadian pension plans to the Pension Committee comprised of members of the Company’s management team appointed by the Human Resources Committee, in accordance with the Pension Committee Charter, which terms shall be approved by both the Audit Committee and the Human Resources Committee, and the terms of the Statement of Investment Beliefs;

(c)
monitor the financial management activities of the Pension Committee and receive updates at least annually from the Pension Committee on the investment of the Plan assets to ensure compliance with the Statement of Investment Beliefs;

(d)	provide advice to the Human Resources Committee on any proposed changes in the Company’s pension plans in respect of any significant effect such changes may have on pension financial matters;

(e)	review and consider financial and investment reports and the funded status relating to the Company’s pension plans and recommend to the Board on pension contributions;

(f)	receive, review and report to the Board on the actuarial valuation and funding requirements for the Company’s pension plans;

(g)	approve the initial selection or change of actuary for the Company’s pension plans;

(h)	approve the appointment or termination of auditor;
IX. U.S. Stock Plans

(a)	review and approve the engagement and related fees of the auditor for any plan of a U.S. subsidiary that offers Company stock to employees as an investment option under the plan;
X. Oversight in Respect of Internal Administration

(a)
review annually the reports of the Company’s representatives on certain audit committees of subsidiaries and affiliates of the Company and any significant issues and auditor recommendations concerning such subsidiaries and affiliates;

(b)	oversee succession planning for the senior management in finance, treasury, tax, risk, internal audit and the controllers’ group; and
XI. Information Security

(a)	review, at least quarterly, the report of the Chief Information Officer (or such other appropriate Company representative) on information security controls, education and awareness.
XII. Oversight Function
While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate or are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the external auditor. The Audit Committee, its Chair and any of its members who have accounting or related financial management experience or expertise, are members of the Board, appointed to the Audit Committee to provide broad oversight of the financial disclosure, financial risk and control related activities of the Company, and are specifically not accountable nor responsible for the day to day operation of such activities. Although designation of a member or members as an “audit committee financial expert” is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Audit Committee, designation as an “audit committee financial expert” does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Audit Committee and Board in the absence of such designation. Rather, the role of any audit committee financial expert, like the role of all

TCPL Annual information form 2015	69

Audit Committee members, is to oversee the process and not to certify or guarantee the internal or external audit of the Company’s financial information or public disclosure.
3. COMPOSITION OF AUDIT COMMITTEE
The Audit Committee shall consist of three or more Directors, a majority of whom are resident Canadians (as defined in the Canada Business Corporations Act), and all of whom are unrelated and/or independent for the purposes of applicable Canadian and United States securities law and applicable rules of any stock exchange on which the Company's securities are listed. Each member of the Audit Committee shall be financially literate and at least one member shall have accounting or related financial management expertise (as those terms are defined from time to time under the requirements or guidelines for audit committee service under securities laws and the applicable rules of any stock exchange on which the Company’s securities are listed for trading or, if it is not so defined, as that term is interpreted by the Board in its business judgment).
4. APPOINTMENT OF AUDIT COMMITTEE MEMBERS
The members of the Audit Committee shall be appointed by the Board from time to time, on the recommendation of the Governance Committee and shall hold office until the next annual meeting of shareholders or until their successors are earlier appointed or until they cease to be Directors of the Company.
5. VACANCIES
Where a vacancy occurs at any time in the membership of the Audit Committee, it may be filled by the Board on the recommendation of the Governance Committee.
6. AUDIT COMMITTEE CHAIR
The Board shall appoint a Chair of the Audit Committee who shall:

(a)	review and approve the agenda for each meeting of the Audit Committee and, as appropriate, consult with members of management;

(b)	preside over meetings of the Audit Committee;

(c)	make suggestions and provide feedback from the Audit Committee to management regarding information that is or should be provided to the Audit Committee;

(d)	report to the Board on the activities of the Audit Committee relative to its recommendations, resolutions, actions and concerns; and

(e)	meet as necessary with the internal and external auditor.
7. ABSENCE OF AUDIT COMMITTEE CHAIR
If the Chair of the Audit Committee is not present at any meeting of the Audit Committee, one of the other members of the Audit Committee present at the meeting shall be chosen by the Audit Committee to preside at the meeting.
8. SECRETARY OF AUDIT COMMITTEE
The Corporate Secretary shall act as Secretary to the Audit Committee.
9. MEETINGS
The Chair, or any two members of the Audit Committee, or the internal auditor, or the external auditor, may call a meeting of the Audit Committee. The Audit Committee shall meet at least quarterly. The Audit Committee shall meet periodically with management, the internal auditor and the external auditor in separate executive sessions.
10. QUORUM
A majority of the members of the Audit Committee, present in person or by telephone or other telecommunication device that permit all persons participating in the meeting to speak to each other, shall constitute a quorum.

70	TCPL Annual information form 2015

11. NOTICE OF MEETINGS
Notice of the time and place of every meeting shall be given in writing, facsimile communication or by other electronic means to each member of the Audit Committee at least 24 hours prior to the time fixed for such meeting; provided, however, that a member may in any manner waive a notice of a meeting. Attendance of a member at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.
12. ATTENDANCE OF COMPANY OFFICERS AND EMPLOYEES AT MEETING
At the invitation of the Chair of the Audit Committee, one or more officers or employees of the Company may attend any meeting of the Audit Committee.
13. PROCEDURE, RECORDS AND REPORTING
The Audit Committee shall fix its own procedure at meetings, keep records of its proceedings and report to the Board when the Audit Committee may deem appropriate but not later than the next meeting of the Board.
14. REVIEW OF CHARTER AND EVALUATION OF AUDIT COMMITTEE
The Audit Committee shall review its Charter annually or otherwise, as it deems appropriate and, if necessary, propose changes to the Governance Committee and the Board. The Audit Committee shall annually review the Audit Committee’s own performance.
15. OUTSIDE EXPERTS AND ADVISORS
The Audit Committee is authorized, when deemed necessary or desirable, to retain and set and pay the compensation for independent counsel, outside experts and other advisors, at the Company’s expense, to advise the Audit Committee or its members independently on any matter.
16. RELIANCE
Absent actual knowledge to the contrary (which shall be promptly reported to the Board), each member of the Audit Committee shall be entitled to rely on (i) the integrity of those persons or organizations within and outside the Company from which it receives information, (ii) the accuracy of the financial and other information provided to the Audit Committee by such persons or organizations and (iii) representations made by management and the external auditor, as to any information technology, internal audit and other non-audit services provided by the external auditor to the Company and its subsidiaries.

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Schedule D
Compensation

We are committed to high standards of corporate governance, including compensation governance.
This section tells you how the Board makes director and executive compensation decisions at TransCanada, and explains its decisions for 2015.

			WHERE TO FIND IT

		>	Compensation governance	72
			Expertise	73
			Compensation oversight	74
Compensation governance The Board, the Human Resources committee and the Governance committee are responsible for the integrity of our compensation governance practices.			Independent consultant	77
		>	Director compensation	78
			Director compensation discussion and analysis	78
			2015 details	82
Human Resources committee • Paula Rosput Reynolds (Chair) • Paule Gauthier (retiring April 29, 2016) • S. Barry Jackson • John Richels • Richard E. Waugh	Governance committee • Derek H. Burney (Chair) • Kevin E. Benson • S. Barry Jackson • Siim A. Vanaselja • Richard E. Waugh	>	Executive compensation	90
			Human Resources committee letter to shareholders	87
			Executive compensation discussion and analysis	90
			2015 details	118

The Board approves all matters related to executive and director compensation. The committees are responsible for reviewing compensation matters and making any recommendations. Both committees are entirely independent. Each Human Resources committee member is independent under the NYSE compensation committee independence requirements.

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EXPERTISE
Human resources and executive compensation
The Human Resources committee is responsible for executive compensation. It consists of five independent directors who have an appropriate mix of skills and experience in management, business, industry, human resources, executive compensation and public accountability for carrying out their responsibilities.

Name	Human resources/ compensation experience	CEO/EVP experience	Risk management	Governance	Law	Finance & accounting
Paula Rosput Reynolds (Chair)	X	X	X	X		X
Paule Gauthier (retiring April 29, 2016)	X			X	X
S. Barry Jackson	X	X		X		X
John Richels	X	X	X	X	X	X
Richard E. Waugh	X	X	X	X		X
All of the members have experience as members of human resources or compensation committees of other public companies. All of the members also have governance experience and most have finance and accounting experience.
Ms. Reynolds, the committee Chair, was the CEO of two U.S. public companies and was responsible for overseeing compensation plans and their implementation, and has experience in designing and assessing performance-based goals for executives. She has worked closely with compensation consultants and has been involved in all aspects of the design, implementation and administration of compensation programs.
Mme. Gauthier has legal expertise and experience in overseeing executive compensation programs as a member of compensation committees of public companies in banking and other industries. Mme. Gauthier will be retiring on April 29, 2016.
Mr. Jackson has served as the chair or been a member of the compensation committee for several public companies. As a former CEO of a public oil and gas company, Mr. Jackson has experience in overseeing executive compensation programs and working closely with compensation consultants, and has been involved in all aspects of the design, implementation and administration of compensation programs as a senior executive and director.
Mr. Richels was the president and CEO, and now serves as vice chair of a publicly traded company. He was the CFO of a public company, and was the managing and chief operating partner for a law firm. Mr. Richels has experience in developing and implementing compensation plans and performance-based goals for executives and enterprise-wide personnel.
Mr. Waugh, as the former CEO of a publicly traded financial institution, has experience in overseeing, administering and implementing executive compensation programs and compensation plans.
In addition to the committee’s collective experience in compensation matters, all of the members stay actively informed of trends and developments in compensation matters and the applicable legal and regulatory frameworks.
Governance
You can find specific details about each director’s background and experience in the director profiles starting on page 18, and more information about the committees starting on page 51.
The Governance committee is responsible for director compensation and risk oversight. It consists of five independent directors who have a mix of skills and experience in business, risk, governance, human resources and compensation. Four of the members are currently or have been members of human resources or compensation committees of other public companies. Four of the members also have experience as a CEO of one or more public companies, which has provided each of them with experience in oversight of and direct involvement in compensation matters.

TCPL Annual information form 2015	73

COMPENSATION OVERSIGHT
The purpose of the Board’s compensation oversight is to ensure that executives and directors are compensated fairly with respect to market in a way that does not lead to undue risk in TransCanada’s business and operations.
The Board reviews our compensation policies and practices every year, considers the possibility of risks, and makes any adjustments it deems necessary to ensure that our compensation policies are not reasonably likely to have a material adverse effect on TransCanada. It carries out this work directly or through the Human Resources committee and the Governance committee.
The Board has approved various compensation policies and practices to effectively identify and mitigate compensation risks and discourage members of the executive leadership team or others from taking inappropriate or excessive risks.
Multi-year strategic plan
We have a multi-year strategic plan that identifies our core strategies to achieve our vision of being the leading energy infrastructure company in North America. Our core strategies include:
• maximizing the full-life value of our infrastructure assets and commercial positions
• commercially developing and building new asset investment programs
• cultivating a focused portfolio of high quality development options, and
• maximizing our competitive strengths.
Executive compensation is closely linked to the strategic plan. Our annual corporate objectives support the strategic plan and are integrated in our compensation decision-making process. At the end of each year, the Board assesses our performance against the corporate objectives to determine the Corporate factor that is used in calculating short-term incentive awards for the executive leadership team and all other employees. The Board also ensures that the annual individual performance objectives for each member of the executive leadership team align with our corporate objectives and reflect performance areas that are specific to each role when it determines total direct compensation for each executive.
Compensation philosophy
Our compensation philosophy guides all compensation program design and decisions. Our approach to compensation is structured to meet four key objectives: pay for performance, be market competitive, align executives’ interests with those of our shareholders and customers, and attract, engage and retain our executives. In setting compensation levels, each component – base salary, short-term and long-term incentives – as well as total direct compensation are determined with reference to median levels in our peer group (see pages 79 through 91 for details).
Executive compensation is also designed to pay for performance as a significant portion of total direct compensation is variable or at-risk compensation. See pages 97 through 101 for the pay mix for each named executive.

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Executive compensation structured to manage risk
The Human Resources committee and the Board have structured the executive compensation program to ensure that executives are compensated fairly and in a way that does not present undue risk to TransCanada or encourage executives to take inappropriate risks.

•
Structured process: The committee has implemented a formal decision-making process that involves management, the committee and the Board. The committee uses a multi-step review process for all compensation matters, first adopting goals and metrics of performance, reviewing how performance compares to the pre-established metrics and then seeking Board input as to the reasonableness of the results.

•
Benchmarking to ensure fairness: Executive compensation is reviewed every year. Director compensation is reviewed every two years by the Governance committee and the Board. Both director and executive compensation are benchmarked against size appropriate peer groups to assess competitiveness and fairness, and the appropriateness of the composition of the applicable peer groups is reviewed.

•
Modelling and stress testing: The committee uses modelling to stress test different compensation scenarios and potential future executive compensation. This includes an analysis of the potential effect of different corporate performance scenarios on previously awarded and outstanding compensation to assess whether the results are reasonable. The committee also uses modelling to assess the payments under the terms of the executives’ employment agreements for severance and change of control situations.

•
Independent advice: The committee uses an independent external compensation consultant to provide advice in connection with executive pay benchmarking, incentive plan design, compensation governance and pay for performance.

•
Alignment with shareholders: The committee and the Board place a significant emphasis on long-term incentives when determining the total direct compensation for the executive leadership team. Our long-term incentives include stock options and performance vesting executive share units (ESUs) – both of which encourage value creation over the long-term and align executives’ interests with our shareholders.

•
Pre-established objectives: Each year the Board approves corporate, business/functional and individual objectives that are aligned with the overall business plan for each member of the executive leadership team. These objectives are used to assess performance and determine compensation.

•	Multi-year performance-based compensation: Awards under the ESU plan are paid out based on our performance against objectives set for the three-year vesting period.

•
Limits on variable compensation payments: Short-term incentive awards are subject to a maximum payout of two times target. Long-term incentive awards under the ESU plan are limited to a maximum payout of 1.5 times the final number of units accrued at the end of the vesting period (2.0 times starting with the 2015 grant).

•
Discretion: The Board completes a formal assessment annually, and can then use its discretion to increase or decrease any compensation awards if it deems it appropriate based on market factors or other extenuating circumstances. However, to maintain the integrity of the metrics-based framework, the Board exercises its discretion sparingly.

TCPL Annual information form 2015	75

Policies and guidelines to manage risk
The Governance committee, the Human Resources committee and the Board have instituted several policies to ensure that compensation risk is appropriately managed and that the interests of both directors and executives are aligned with those of our shareholders. These policies are derived from best practices in governance and legal requirements.

•	Corporate objectives: We adopt corporate objectives consistent with our approved financial plan so that the Board can monitor how compensation influences business decisions.

•
Recommended amendments: We recommended amendments to the stock option plan, including an increase to the number of shares reserved for issuance to allow for option grants over the next three years, for shareholder approval.

•
Share ownership requirements: We have share ownership requirements for both directors and executives, reflecting the Board’s view that directors and executives can represent the interests of shareholders more effectively if they have a significant investment in TransCanada.

•
Prohibition on hedging: Our trading policy includes an Anti-hedging policy preventing directors and officers from using derivatives or other instruments to insulate them from movements in our share price. This includes prepaid variable forward contracts, equity swaps, collars and units of exchange funds.

•
Reimbursement: If there is an incidence of misconduct with our financial reporting and we must restate our financial statements because of material non-compliance with a financial reporting requirement, our CEO and CFO are required by law to reimburse TransCanada for incentive-based compensation related to the period the misconduct occurred. They must also reimburse us for any profits they realized from trading TransCanada securities during the 12 months following the issue of the misstated financial statements.

We also have an Incentive compensation reimbursement policy which requires employees at the vice-president level and above to repay vested and unvested short and long-term incentive compensation (including proceeds realized from the exercise of stock options) granted in the three year period preceding a restatement of financial results or a material error in financial reporting if the restatement or error resulted from the employee’s intentional misconduct. We will amend the policy as necessary to conform with any applicable laws, such as the final Dodd-Frank rules.

•
Say on pay: We implemented a non-binding advisory shareholder vote on our approach to executive compensation starting in 2010. The results shown in the table below confirm that a significant majority of shareholders have accepted our approach to executive compensation. The approval vote as a percentage of shares voted in favour of our approach to executive compensation for the last three years are as follows:

Year	Approval vote (%)
2015	97.34
2014	94.28
2013	92.67

•
Code of business ethics: Our Code of business ethics applies to employees, contract workers, independent consultants and directors. The Code incorporates principles of good conduct and ethical and responsible behaviour to guide our decisions and actions and the way we conduct business.

After considering the implications associated with our compensation policies and practices and completing a review of our policies and practices described above, the Board believes that:
• we have the proper practices in place to effectively identify and mitigate potential risk, and
• TransCanada’s compensation policies and practices do not encourage any member of our executive leadership team, or any employee to take inappropriate or excessive risks, and are not reasonably likely to have a material adverse effect on our company.
In addition to our compensation policies and practices, our corporate values – Integrity, Collaboration, Responsibility and Innovation – also guide director, officer and employee behaviour, underpin our company culture and define the character of the organization we share and work in every day.

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INDEPENDENT CONSULTANT
The Human Resources committee retains an independent compensation consultant to provide advice on compensation-related matters.
The committee created a mandate for the consultant that includes:
• advising on compensation levels for the CEO and named executives
• assessing the CEO’s recommendations on the compensation of the other named executives
• attending all of its committee meetings (unless otherwise requested by the committee Chair)
• providing data, analysis or opinion on compensation-related matters requested by the committee or its Chair, and
• reporting to the committee on any matters that may arise related to executive compensation.
Effective July 1, 2013, the NYSE adopted new listing standards requiring issuers to consider certain enumerated factors that are relevant to an advisor’s independence from management. Before engaging an external consultant, the committee considers all factors bearing on the consultant’s independence, including those factors enumerated by the NYSE.
Meridian Compensation Partners (Meridian) has been the independent compensation consultant since September 2014. The committee obtains independent advice from the consultant who provides a neutral source of data and information on compensation practices and trends. While the consultant’s advice is an important tool in the committee’s processes, the committee remains wholly responsible for making its own decisions and recommendations to the Board.
While Meridian provides advice to the committee, it does not provide consulting or other services to TransCanada. Before engaging Meridian, and after considering all factors bearing on the consultant’s independence, including those factors enumerated by the NYSE, the committee determined that Meridian is independent.
Meridian is not permitted to provide services to management.
The table below shows the executive compensation-related fees paid in 2014 and 2015.
Executive compensation-related fees
($ in millions)

Meridian	2015	2014
Consulting to the Human Resources committee	0.17	0.09
Willis Towers Watson
Consulting to the Human Resources committee	-	0.04
Consulting to human resources management
• compensation consulting and market data services for executives and non-executives	0.03	0.15
• benefit and pension actuarial consulting services for our Canadian and U.S. operations	2.77	2.53
• pension administration services for our Canadian and U.S. operations	1.85	2.01
Consulting to the Governance committee
• preparing a report on director compensation	-	0.03
All other fees	-	-
Total fees	$4.82	$4.85

TCPL Annual information form 2015	77

The Governance committee reviews director compensation every two years, and makes compensation recommendations to the Board for its review and approval. Recommendations take into consideration the directors’ time commitment, duties and responsibilities, and director compensation practices at comparable companies.
Directors of TransCanada also serve as directors of TCPL. Board and committee meetings of TransCanada and TCPL run concurrently, and the director compensation described below is for serving on both Boards. TransCanada does not hold any material assets directly, other than TCPL common shares and receivables from some of our subsidiaries. As a result, TCPL assumes all directors’ costs according to a management services agreement between the two companies.

TCPL Annual information form 2015	78

Benchmarking
Director compensation is benchmarked against two peer groups. The companies in the custom peer group are relatively consistent with the group of Canadian publicly-traded companies included in the executive compensation peer group and this group provides an industry specific market reference point. Since directors tend to be recruited from a variety of industries, the general industry peer group provides an additional market reference point of publicly-traded Canadian companies that are similar in size and scope to TransCanada. Total compensation is determined with reference to median levels in our peer groups, so we can attract and retain qualified directors. The Governance committee reviews director compensation every two years, based on independent advice respecting compensation paid by our peer companies. The Governance committee refers to the report when conducting its compensation review.
2014 peer groups

Custom peer group	General industry peer group

ATCO Ltd.	Agrium Inc.
Canadian Natural Resources Ltd.	Canadian National Railway Company
Cenovus Energy Inc.	Canadian Pacific Railway Limited
Enbridge Inc.	Cenovus Energy Inc.
Encana Corporation	Enbridge Inc.
Fortis Inc.	Encana Corporation
Husky Energy Inc.	Maple Leaf Foods Inc.
Imperial Oil Ltd.	Metro Inc.
Suncor Energy Inc.	National Bank of Canada
Talisman Energy Inc.	Potash Corporation of Saskatchewan Inc.
TransAlta Corporation	Resolute Forest Products Inc.
Suncor Energy Inc.
Talisman Energy Inc.
TELUS Corporation

TCPL Annual information form 2015	79

Aligning the interests of directors and shareholders
The Board believes that directors can represent the interests of shareholders more effectively if they have a significant investment in TransCanada. Directors must hold at least four times their annual cash plus equity retainer in shares or DSUs within five years of joining the Board.
Directors can meet the requirements by purchasing TransCanada shares, participating in our dividend reinvestment plan or by directing all or a portion of their compensation to be paid in DSUs. We recalibrate the ownership values if the cash plus equity retainer is increased.
If their holdings fall below the minimum level because of fluctuations in our share price, we expect directors to attain the minimum threshold within a reasonable amount of time set by the Governance committee.
As President and CEO, Mr. Girling must instead meet our CEO share ownership requirement which is five times his base salary. Mr. Girling meets these ownership requirements (see page 83 for details).
As of February 23, 2016, all but one of our directors meet the share ownership requirements. Ms. Salomone does not meet the requirements, but has five years from the date she was appointed to meet the director share ownership requirements as described on page 35.
Deferred share units
DSUs are notional shares that have the same value as TransCanada shares. DSUs earn dividend equivalents as additional units, at the same rate as dividends paid on our shares.
Our DSU plan allows directors to choose to receive a portion of their retainers, meeting fees and travel fees in DSUs instead of cash. The plan also allows the Governance committee to use discretion to grant DSUs to directors as additional compensation (excluding employee directors such as our President and CEO). No discretionary grants of DSUs were made to directors in 2015.
Directors redeem their DSUs when they leave the Board. Directors can redeem their DSUs for cash or shares purchased on the open market.

TCPL Annual information form 2015	80

COMPONENTS
Directors receive annual retainers, meeting fees and travel fees when applicable. They are also reimbursed for out-of-pocket expenses they incur while attending meetings, and are paid a per diem for Board and committee activities outside of our meeting schedule. Directors who are U.S. residents receive the same amounts in U.S. dollars. Mr. Girling is compensated in his role as President and CEO, and does not receive any director compensation. Both the annual Board retainer and the separate retainer for the Chair of the Board are paid in cash and DSUs according to the fee schedule below:

2015 compensation

Retainers paid quarterly from the date the director is appointed to the Board and committees

Board paid to each director except the Chair of the Board	$180,000 per year ($70,000 cash + $110,000 in DSUs)		represented 2,309 DSUs for Canadian directors and 3,034 DSUs for U.S. directors in 2015

Chair of the Board receives a higher retainer because of his level of responsibility	$491,000 per year ($201,000 in cash + $290,000 in DSUs)		represented 6,110 DSUs in 2015

Committee paid to each committee member except the Chair of the committee	$5,500 per year

Committee Chairs receive a higher committee retainer for additional duties and responsibilities	$20,000 per year	Audit

	$15,000 per year	Human resources

	$12,000 per year	Governance and health, safety and environment

Meeting fees Board and committee meetings	$1,500 per meeting

Travel fees if round trip travel is more than three hours	$1,500 per round trip

Other fees special assignments	$1,500 (per diem for additional activities)		no other fees were paid in 2015
DSUs are credited quarterly, in arrears, using the closing price of TransCanada shares on the TSX at the end of each quarter. In 2015, six directors chose to receive 100 per cent of their retainer, meeting and travel fees in DSUs:
• Derek Burney
• S. Barry Jackson
• John Lowe
• John Richels
• Siim Vanaselja, and
• Richard E. Waugh.
Starting January 1, 2015, the mandatory DSU portion of the Board retainer was increased by $10,000 from $100,000 to $110,000. This increase aligns compensation closer to the median of our peer groups.
Starting January 1, 2015, the Chair of the Board no longer receives a meeting attending fee of $3,000 per Board meeting attended. The cash DSU portion of the Chair’s retainer was increased by $21,000 from $180,000 to $201,000 for a total compensation of $491,000 per year. This change aligns more closely with the compensation structure of our peer groups.

TCPL Annual information form 2015	81

Director compensation – 2015 details
The table below shows total director compensation awarded, credited or paid in 2015.
DIRECTOR COMPENSATION TABLE

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Kevin E. Benson	114,320	110,000	–	–	–	–	224,320
Derek H. Burney	122,000	110,000	–	–	–	–	232,000
Paule Gauthier (retiring April 29, 2016)	118,500	110,000	–	–	–	–	228,500
S. Barry Jackson	201,000	290,000	–	–	–	44,030	535,030
John Lowe (joined September 9, 2015)	38,592	34,356					72,948
Paula Rosput Reynolds	128,000	110,000	–	–	–	–	238,000
John Richels	117,000	110,000	–	–	–	–	227,000
Mary Pat Salomone	117,000	110,000	–	–	–	–	227,000
D. Michael G. Stewart	117,500	110,000	–	–	–	–	227,500
Siim A. Vanaselja	125,180	110,000	–	–	–	–	235,180
Richard E. Waugh	117,000	110,000	–	–	–	–	227,000
Notes

•	Mr. Lowe, Ms. Reynolds, Mr. Richels and Ms. Salomone received their compensation in U.S. dollars.

•	Fees earned includes Board and committee retainers, meeting fees and travel fees paid in cash, including the portion they chose to receive as DSUs.

•	Share-based awards include the portion of the Board retainer ($110,000) and the Board Chair retainer ($290,000) that we automatically pay in DSUs. There were no additional grants of DSUs in 2015.

•	In 2015, we paid $38,153 for third-party office and other expenses for Mr. Jackson and he received a reserved parking space valued at $5,877.
.

TCPL Annual information form 2015	82

The table below is a breakdown of director compensation by component. It includes the total fees paid in cash and the DSUs credited as at the grant date, unless stated otherwise. DSUs credited includes the minimum portion of the Board retainer paid in DSUs and the retainers, meeting and travel fees that directors chose to receive as DSUs in 2015.

	Retainers			Meeting fees		Travel	Other	Totals
Name	Board ($)	Committee ($)	Committee Chair ($)	Board meetings ($)	Committee meetings ($)	Travel fee ($)	Strategic planning sessions ($)	Fees paid in cash ($)	DSUs credited ($)	Total cash & DSUs credited ($)
Kevin E. Benson	70,000	9,172	6,648	15,000	12,000	-	1,500	114,320	110,000	224,320
Derek H. Burney	70,000	5,500	12,000	13,500	12,000	9,000	-	-	232,000	232,000
Paule Gauthier (retiring April 29, 2016)	70,000	11,000	-	15,000	12,000	9,000	1,500	85,000	143,500	228,500
S. Barry Jackson	201,000	-	-	-	-	-	-	-	491,000	491,000
John Lowe (joined September 9, 2015)	21,685	3,408	-	4,500	4,500	4,500	-	-	72,948	72,948
Paula Rosput Reynolds	70,000	5,500	15,000	15,000	12,000	9,000	1,500	57,250	180,750	238,000
John Richels	70,000	11,000	-	15,000	10,500	9,000	1,500	-	227,000	227,000
Mary Pat Salomone	70,000	11,000	-	13,500	12,000	9,000	1,500	117,000	110,000	227,000
D. Michael G. Stewart	70,000	5,500	12,000	15,000	12,000	1,500	1,500	117,500	110,000	227,500
Siim A. Vanaselja	70,000	7,328	13,352	15,000	7,500	10,500	1,500	-	235,180	235,180
Richard E. Waugh	70,000	11,000	-	15,000	12,000	7,500	1,500	-	227,000	227,000
Notes

•
Mr. Lowe, Ms. Reynolds, Mr. Richels and Ms. Salomone received their retainers, meeting fees, travel and other fees in U.S. dollars. Their DSU value is presented in Canadian dollars in this table, but is converted into U.S. dollars when paid.

•
DSUs credited include all share-based awards vested or earned by the directors in 2015. The minimum portion of the Board retainer paid in DSUs in 2015 was $290,000 for the Chair and $110,000 for the other directors. DSUs credited also includes the portion of the retainers, meeting fees and travel fees directors chose to receive in DSUs in 2015.

•	Total cash and DSUs credited is the total dollar amount paid for duties performed on the TransCanada and TCPL boards.

•
DSUs were paid quarterly based on share prices of $54.16, $50.76, $42.20 and $45.19, the closing prices of TransCanada shares on the TSX at the end of each quarter in 2015. Directors are able to redeem their DSUs when they leave the Board.

TCPL Annual information form 2015	83

AT-RISK INVESTMENT
The table below shows:
• the total value of each director’s shares and DSUs or shares of our affiliates, including the DSUs credited as dividend equivalents up to January 29, 2016
• their holdings as a percentage of their 2015 annual retainer, and
• the minimum equity investment required, as a multiple of their annual cash retainer.
The change in value represents the value of DSUs received in 2015, including dividend equivalents credited up to January 29, 2016, plus any additional shares acquired in 2015. The change in value also includes increases and decreases in market value.
As of the date of this circular, all of our directors who have served for at least five years meet the share ownership requirements, as do most of our directors that have served for fewer than five years. Ms. Salomone has five years from the date she was appointed to meet the share ownership requirements, as described on page 35.
Mr. Girling meets the CEO ownership requirements under the executive share ownership guidelines. See pages 64 and 83 for more information about our share ownership requirements for directors and executives.
None of the nominated directors (or all of our directors and executives as a group) own more than one per cent of TransCanada shares, or any class of shares of its subsidiaries and affiliates.
In the table:

•	DSUs include DSUs credited as dividend equivalents up to January 29, 2016.

•
Total market value is the market value of TransCanada shares and DSUs, calculated using a closing share price on the TSX of $55.22 on March 2, 2015 and $50.83 on February 23, 2016. It includes DSUs credited as dividend equivalents up to January 29, 2016.

• Mr. Richels’ holdings include 10,000 shares held in a family partnership controlled by Mr. Richels and his wife.
• Mr. Stewart’s holdings include 2,052 shares held beneficially by his wife.
• Mr. Waugh’s holdings include 4,220 shares held by his wife.

TCPL Annual information form 2015	84

At-risk investment

					At-risk investment		Minimum investment required
Name	Date	Common shares	DSUs	Total common shares and DSUs	Total market value ($)	As a multiple of annual retainer	Total value of minimum investment ($)	Multiple of cash & equity retainer
Kevin E. Benson	2016	13,000	61,866	74,866	3,805,439	21.14	720,000	4x
	2015	13,000	57,059	70,059	3,868,658	21.49	720,000	4x
	Change	-	4,807	4,807	(63,219)	(0.35)
Derek H. Burney	2016	12,318	56,230	68,548	3,484,295	19.36	720,000	4x
	2015	10,083	49,131	59,214	3,269,797	18.17	720,000	4x
	Change	2,235	7,099	9,334	214,498	1.19
Paule Gauthier	2016	2,032	63,924	65,956	3,352,543	18.63	720,000	4x
(retiring April 29, 2016)	2015	1,992	58,377	60,369	3,333,576	18.52	720,000	4x
	Change	40	5,547	5,587	18,967	0.11
S. Barry Jackson	2016	39,000	132,848	171,848	8,735,034	17.79	1,964,000	4x
	2015	39,000	117,261	156,261	8,628,732	17.57	1,964,000	4x
	Change	-	15,587	15,587	106,302	0.22
John E. Lowe	2016	15,000	2,271	17,271	877,885	4.88	720,000
(joined September 9, 2015)	2015	-	-	-	-	-	-
	Change	15,000	2,271	17,271	877,885	4.88
Paula Rosput Reynolds	2016	6,000	16,651	22,651	1,151,350	6.40	720,000	4x
	2015	4,500	11,066	15,566	859,555	4.78	720,000	4x
	Change	1,500	5,585	7,085	291,795	1.62
John Richels	2016	10,000	13,866	23,866	1,213,109	6.74	720,000	4x
	2015	10,000	7,148	17,148	946,913	5.26	720,000	4x
	Change	-	6,718	6,718	266,196	1.48
Mary Pat Salomone	2016	2,000	8,512	10,512	534,325	2.97	720,000	4x
	2015	2,000	5,177	7,177	396,314	2.20	720,000	4x
	Change	-	3,335	3,335	138,011	0.77
D. Michael G. Stewart	2016	16,008	27,882	43,890	2,230,929	12.39	720,000	4x
	2015	15,404	24,467	39,871	2,201,677	12.23	720,000	4x
	Change	604	3,415	4,019	29,252	0.16
Siim A. Vanaselja	2016	12,000	7,898	19,898	1,011,415	5.62	720,000	4x
	2015	-	2,701	2,701	149,149	0.83	—	4x
	Change	12,000	5,197	17,197	862,266	5.62
Richard E. Waugh	2016	29,730	18,557	48,287	2,454,428	13.64	720,000	4x
	2015	29,150	13,111	42,261	2,333,652	12.96	720,000	4x
	Change	580	5,446	6,026	120,776	0.67
Total	2016	157,088	410,505	567,593	28,850,752
	2015	125,129	345,498	470,627	25,988,023
	Change	31,959	65,007	96,966	2,862,729

TCPL Annual information form 2015	85

INCENTIVE PLAN AWARDS
Outstanding option-based and share-based awards
The table below shows all outstanding share-based awards previously granted to the directors that were outstanding at the end of 2015. Year-end values are based on $45.19 being the closing price of TransCanada shares on the TSX at December 31, 2015. Non-executive directors are not eligible to participate in our stock option plan and accordingly, none of our non-executive directors have outstanding option-based awards.

Name	Number of shares or units of share- based awards that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Number of shares or units of vested share-based awards not paid out or distributed (#)	Market or payout value of vested share-based awards not paid out or distributed ($)	Number of share-based awards vested during 2015	Share-base awards- value vested during 2015 ($)
Kevin E. Benson	654	29,554	61,212	2,766,171	4,632	209,338
Derek H. Burney	594	26,843	55,636	2,514,197	6,918	312,625
Paule Gauthier (retiring April 29, 2016)	676	30,548	63,248	2,858,206	5,362	242,334
S. Barry Jackson	1,404	63,447	131,443	5,939,915	15,169	685,495
John Lowe (joined September 9, 2015)	24	1,085	2,247	101,543	2,247	101,542
Paula Rosput Reynolds	176	7,953	16,475	744,525	5,501	248,623
John Richels	146	6,598	13,719	620,006	6,631	299,684
Mary Pat Salomone	90	4,067	8,422	380,610	3,288	148,587
D. Michael Stewart	294	13,286	27,587	1,246,679	3,326	150,307
Siim A. Vanaselja	83	3,751	7,814	353,143	5,136	232,106
Richard E. Waugh	196	8,857	18,361	829,761	5,360	242,229
Notes

•	All share-based awards in this chart are DSUs.

•	The total Market or payout value of share-based awards that have not vested is $195,989 at December 31, 2015.

•
Shares or Units not vested are dividends declared at December 31, 2015, but not payable until January 29, 2016. Number of shares or units of share based awards that have not vested is calculated using the closing price of TransCanada shares on the TSX at January 29, 2016 ($48.65).

TCPL Annual information form 2015	86

Human Resources committee
letter to shareholders
Dear Shareholder:

The Board is holding its seventh consecutive say on pay advisory vote regarding our approach to executive compensation. We are pleased with the level of shareholder support we have received to date and continue to provide comprehensive information to help you with your own decision about the say on pay vote this year.
The Executive compensation discussion and analysis (CD&A) section that follows explains how our executive compensation program works and how the Human Resources committee and the Board have assessed our performance in 2015 and made related compensation decisions for each of our named executive officers.
TransCanada’s approach to compensation
TransCanada’s vision is to be the leading energy infrastructure company in North America, focusing on pipeline and power generation opportunities in regions where we have or can develop a significant competitive advantage. Our strategy is to create value for our shareholders by maximizing the full-life value of our existing infrastructure and commercially developing and building new asset investment programs for future growth.

	WHERE TO FIND IT

>	Human Resources committee letter to shareholders	87
>	Executive compensation discussion and analysis	90
	Executive summary	90
	Approach	95
	Components	100
	Corporate performance	108
	Payout of 2013 executive share unit award	111
	Executive profiles	112
>	2015 details	118
	Summary compensation table	118
	Incentive plan awards	121
	Equity compensation plan information	124
	Retirement benefits	125
	Termination and change of control	126

TransCanada’s businesses are capital-intensive; most are subject to various types of regulatory regimes, including many that are subject to regulated returns. Growth is typically driven by projects that have long periods of time from conception and approval to construction, startup and ultimate profitability. Supporting this business portfolio and the strategy for the generation of future shareholder value, as well as maintaining strength in the company’s financial position, requires a balance between short-term financial measures, capital management, and longer term growth and profitability. The Board is also mindful of the importance of dividends to shareholders and the need for a balance among current returns, a highly-rated capital structure and long-term growth.
TransCanada’s executive compensation program is designed to ‘pay for performance’ by rewarding executives for results that are based on annual objectives and for delivering longer term shareholder value. The compensation program is also aligned with our risk management standards to ensure an appropriate balance exists between risk and reward. At the core of the program is a ‘build to last’ philosophy. The Board seeks to incent and reward TransCanada’s named executives, and indeed all TransCanada employees, for excellence in how they select, construct, and/or operate energy infrastructure – profitably, to be sure, but also built with care, operated at the highest standards of safety, and generating reliable service and economic value for customers. Because of the broad range of considerations that underlie the business, the Board understands that some important elements of executive performance cannot be measured entirely through financial measures. For example, how well management meets the company’s objectives with respect to safety and the environment is critical to the health of the business. However, just because objectives are not always denominated in dollars and cents does not mean that goals are not rigorous. In fact, the Board has supported management’s efforts to institute a disciplined process of setting objectives. The process of assessing the performance of named executives against those goals is equally rigorous. The Board spends considerable time discussing corporate objectives for each upcoming year as well as the goals that must be achieved over a multi-year period. This is an interactive process with management. The Board believes the active discussion of how strategies translate to goals contributes to clarity and discipline within the organization as well as to the quality of its engagement in fulfilling its duties.
In terms of structure, the Board oversees both annual and multi-year plans, and both cash and equity plans. For our named executives, the Board ensures that a the majority of pay is linked to longer term shareholder value.

TCPL Annual information form 2015	87

As an example, in 2015, approximately 66 per cent of our CEO’s awarded compensation was linked to total shareholder return. In addition, senior leaders are required to hold significant equity interests in TransCanada. In 2015, the Board modified the share ownership requirements, increasing the minimum threshold for the CEO and determined that all executives must meet the requirements through direct share ownership.
2015 performance and compensation
TransCanada’s diverse portfolio of critical energy infrastructure assets generated solid earnings and cash flow in 2015. Comparable earnings per share increased two per cent and funds generated from operations were up six per cent compared to 2014. We met overall safety targets which are aggressive relative to industry standards. Although our application for a Presidential Permit for our Keystone XL Pipeline project was denied, we nevertheless continued to progress a large portfolio of major infrastructure projects and we captured over $10 billion in new, commercially secured pipeline and energy projects.
Given the size of the financial impact of the Keystone XL permit denial, the Board thoroughly reviewed and considered implications for compensation in order to ensure that the outcomes were aligned with the impact on shareholders. The Board noted that the value of previously granted long-term incentive awards has been significantly eroded through lower share price resulting in part from the lack of success on Keystone XL. In addition, the annual incentive payout was reduced to reflect the Keystone XL permit denial.
Ultimately the Board approved a Corporate factor for 2015 of 1.2, which is above target level performance and reflects overall solid performance on financial, operational, safety and growth objectives. The Corporate factor was used in determining annual incentive awards for all employees.
The Board also approved a performance multiplier of 0.54 for the 2013 ESU grant that vested in 2015. This factor reflected relative total shareholder return (TSR) at the 27th percentile of the peer group over the three year period.
Competitive compensation linked to performance
TransCanada’s programs are designed to attract, engage and retain employees by offering a level and type of compensation that is market competitive. To ensure that employees are rewarded at competitive levels, the company uses peer groups to benchmark compensation programs. The Board does the same for senior executives.
Every year, the committee reviews the compensation peer group with its independent consultant and approves the inclusion of specific companies in the group. In 2015, the committee approved a new compensation peer group of size-appropriate, capital intensive Canadian and U.S. businesses that it used to calibrate compensation awards for our executive leadership team. You can find additional information on our compensation peer group for named executives on pages 81 and 82.
The Board also uses a separate performance peer group to benchmark our relative TSR performance for the ESU plan. The peer group consists of publicly-traded peer companies that represent investment opportunities for equity investors seeking exposure to the North American pipeline, power and utility sectors. Every year, the Board reviews and approves the measures and peer group for the ESU program, and in 2015, the Board approved two key changes to the ESU grant. Earnings per share was added as a metric and total shareholder return was measured relative to two peer groups: the S&P/TSX 60 (representing our competitors for shareholder investment) and a group of pipeline and related companies (representing our business competitors). See page 87 for more information.
Annual decision-making process
The Board undertakes a comprehensive decision-making process that includes management, the Human Resources committee and the full Board who receive and analyze market data, input from the CEO and advice from the committee’s independent consultant.
The Board approves annual objectives in our corporate scorecard to support our core strategies for operating safely and efficiently, achieving growth and creating value for shareholders. The Board also establishes annual performance objectives and business/functional scorecards for the CEO and other named executives. Periodically, the Board approves objectives that drive performance under multi-year incentive plans and, as those plans mature, determines whether the approved objectives have been met.

TCPL Annual information form 2015	88

At the end of each year, the CEO assesses the performance of his direct reports, including the other named executives, and makes compensation recommendations to the committee. He also provides a self-evaluation which the committee reviews. All compensation awards are recommended by the committee for approval by the Board.
The Board and committee have a rigorous process of objective setting and we use various benchmarks and analysis to measure progress relative to goals. The Board also retains discretion to adjust the calculated results, using its experience and collective business judgment, recognizing that the effectiveness of the various plans is best served when the Board uses its discretion sparingly. In general, the Board uses its discretion in the following types of situations: where business results represent one-time circumstances out of management’s control and should be excluded for purposes of calculations; where management explicitly decides not to meet an objective because of other potentially adverse effects that might result; where there have been unique circumstances affecting one or more companies in the peer group which, in turn, affect the calculation of comparative results; or where the business results are likely to be realized, but outside of the time frame anticipated in the adopted objectives.
Independent consultant
The committee retains Meridian Compensation Partners as its independent advisor on all executive compensation matters. The consultant’s mandate includes providing advice on compensation for the named executives, incentive design, compensation governance and pay for performance, attending all committee meetings, and providing data, analysis or opinions on compensation-related matters as requested.
While the committee is ultimately responsible for making its own decisions and recommendations to the Board, the consultant brings expertise, experience, independence and objectivity to the committee’s deliberations. The committee meets frequently in-camera with the consultant, thereby ensuring that the discussions regarding compensation are substantive and unconstrained. The consultant freely offers opinions and is responsive to the committee’s request for data and information on compensation trends and current information regarding the regulatory and legal environment in this arena. You can find additional information on the independent consultant on page 61.
Conclusion
Executive compensation is important to our shareholders and the Board is keenly aware of our responsibility to ensure that our approach to executive compensation supports our strategy and aligns with the interests of our shareholders. The Board and committee are also aware that our decisions must be logical and understandable to our employees, shareholders, and other stakeholders. To this end, the circular includes significant detail in the CD&A section starting on the next page. We also respond to shareholder questions on an individual basis, take input from stakeholders, and continue to re-evaluate our practices to ensure that our program remains appropriate.
We thank you for your continued confidence in our company and welcome your comments or questions. You can contact the committee or the Board through the Corporate Secretary, TransCanada Corporation, 450 1st Street S.W., Calgary, Alberta T2P 5H1.
Sincerely,

Paula Rosput Reynolds	S. Barry Jackson
Chair, Human Resources Committee	Chair of the Board of Directors

TCPL Annual information form 2015	89

Executive compensation discussion and analysis
EXECUTIVE SUMMARY
This CD&A explains our executive compensation program, our 2015 performance, the performance assessment by the Human Resources committee and the Board, and their compensation decisions for our named executives:
• Russell K. Girling, President and Chief Executive Officer
• Donald R. Marchand, Executive Vice-President, Corporate Development and Chief Financial Officer
• Alexander J. Pourbaix, Chief Operating Officer
• Karl Johannson, Executive Vice-President and President, Natural Gas Pipelines, and
• William C. Taylor, Executive Vice-President and President, Energy.
The named executives and three other executive vice-presidents make up our executive leadership team.
Performance results
To evaluate corporate performance for 2015, the committee and the Board looked at a number of quantitative and qualitative factors including safety, financial performance, execution of ongoing projects and transactions, operational performance and progress on key growth initiatives.
The company experienced a major disappointment with the denial of a Presidential Permit for Keystone XL and the resulting $2.9 billion after-tax non-cash impairment charge. The Board carefully considered the impact of Keystone XL both in terms of financial impact in the current year and to ensure that long-term compensation for employees reflects alignment with our shareholders. For the 2015 short-term incentive program, notwithstanding progress on much of the company's significant growth portfolio, the major projects component of the corporate scorecard was rated at zero to reflect the magnitude of Keystone XL. This reduced the overall Corporate factor by 0.2. In addition, the Board noted that the impact of the impairment charge and loss of future earnings from Keystone XL are reflected in our share price performance, which has significantly impacted the value of all outstanding long-term incentive grants for employees.
Notwithstanding this setback, the company performed well on its annual objectives and is positioned to continue to grow earnings and cash flow in the years ahead.
At TransCanada, safety is our number one priority. We met or exceeded several of our safety targets for the year, but did not meet some others mainly due to minor vehicle incidents. Our asset integrity measures, related to avoiding pipeline leaks and ruptures, exceeded overall targets.
Our comparable earnings per share were $2.48, an increase of two per cent over 2014 but just under our target for the year. The increase was primarily the net result of higher earnings from existing assets including the Keystone Pipeline System, the U.S. and Eastern power businesses, and U.S. and Mexico natural gas pipelines. These were partially offset by lower earnings from Western Power as a result of lower prices and volumes, and higher interest expenses. Funds generated from operations were similarly higher than in 2014.
In addition to our financial results, we secured new contracts and incentive arrangements that will enhance revenues in future years. The Local Distributor Companies (LDC) settlement on the Canadian Mainline was approved allowing the Mainline to recognize future incentive earnings. New long-term revenues on Keystone were secured, as well as new long-term firm peak winter capacity service at the Becancour power facility. Future earnings will also benefit from the Business Transformation initiative commenced in 2015 that will result in sustainable lower costs.
We continued to advance our slate of development projects with significant advances on several fronts during the year. The NEB approved the NGTL System's $1.7 billion North Montney Mainline Project. Construction remains subject to a positive final investment decision on the proposed Pacific Northwest LNG Project. The NEB also approved the Kings North Connection project which will increase gas transmission capacity into the greater Toronto area and provide shippers with the flexibility to source growing supplies of Marcellus gas from the U.S. Northeast.

TCPL Annual information form 2015	90

We achieved significant construction progress on our regional Alberta projects, Grand Rapids and Northern Courier pipeline systems.
During the year, we filed an amendment to the Energy East existing application with the NEB that adjusts the proposed route, scope and capital cost. And we began construction of the Napanee 900 MW natural gas-fired power plant.
We captured over $10 billion of new projects, of which the most significant was the agreement to extend the operating life of the Bruce Power facility to 2064 and acquisition of additional ownership interest in this facility. Other projects include the Tuxpan-Tula pipeline in Mexico, expansion of the NGTL system, the ANR mainline upgrade and the Grand Rapids lateral. We also acquired the Ironwood power plant.
We are proceeding with a total of $13 billion of near-term growth opportunities that are expected to be in-service by 2018. Over the medium to longer-term we are advancing $45 billion of commercially secured, large-scale projects and various other initiatives that will create significant shareholder value.
To fund our growth activities, in 2015 we raised over $6 billion in debt and subordinated capital at very attractive rates while prudently managing our capital structure and preserving our solid credit ratings.
We set ambitious goals each year. In 2015, most of the objectives we established at the beginning of the year were either met or exceeded. While our total shareholder return for the year was negative, we performed well compared to others in the energy infrastructure industry.
You can read more about 2015 performance starting on page 92.
Compensation highlights
The Human Resources committee and Board made the following executive compensation decisions in 2016:
• None of our named executives received an increase to base salary. This is consistent with current trends in the market.
• After considering the performance results and their relative weightings, overall corporate performance for 2015 was assessed as above target and a Corporate factor of 1.2 was assigned. The Corporate factor is used in the determination of the short-term incentive awards for all employees, including our named executives.
• The Board approved a performance multiplier for the 2013 grant of 0.54, which reflects relative TSR performance at the 27th percentile of the peer group. The performance multiplier, combined with the change in valuation price from $46.98 to $44.90, and dividend reinvestment results in a payout that is 58% of the original grant value.
• For the 2016 ESU grant, the Board approved three-year targets for earnings per share and relative TSR.
• The Board recommended amendments to the stock option plan, including an increase to the number of shares reserved for issuance to allow for option grants over the next three years, subject to shareholder approval.

TCPL Annual information form 2015	91

Compensation vs. financial performance
The chart below compares our key financial results for the last five fiscal years to total direct compensation awarded to the named executives for the same period. Total direct compensation includes base salary, the short-term incentive award (paid in the first quarter following the performance year) and the grant value of ESU and stock option awards.
The table below shows total direct compensation awarded to our named executives as a percentage of our comparable earnings for the last five fiscal years:

	2011	2012	2013	2014	2015
Total direct compensation awarded to the named executives (as a % of comparable earnings)	1.1%	1.3%	1.2%	1.1%	1.2%
Notes

•
The increase in Total direct compensation awarded to the named executives from 2012 to 2013 is due to base salary adjustments to reflect progression for certain named executives, higher short-term incentive awards due to strong corporate performance, and increases in long-term incentives to more closely align with median levels in the peer group.

•
Funds generated from operations, Comparable earnings per share, and Comparable earnings are non-GAAP measures and do not have any standardized meanings prescribed by U.S. GAAP (see Appendix B for more information).

Chart: comparing compensation and financial performance for 2011, 2012, 2013, 2014 and 2015. Fund generated from operations (billions), comparable earnings per share ($ dollars) total direct compensation awarded to the named executives ($ millions). Data by year (IGFO, Comparable Earnings, Total Direct Compensation): 2011 ($3.45, $2.22, $16.5), 2012 ($3.28, $1.89, $16.7), 2013 ($4, $2.24, $19.7) 2014 ($4.27, $2.42, $19.5) 2015 $4.51, $2.48, $20.9

TCPL Annual information form 2015	92

Compensation vs. total shareholder return
Our TSR, the change in value of TransCanada shares plus reinvestment of dividends, has tracked favourably against the S&P/TSX Composite Total Returns Index over the last five years, delivering an annual compound return of 7.6 per cent compared to 2.3 per cent for the Index.
The chart below illustrates TSR, assuming an initial investment of $100 in TransCanada shares on December 31, 2010, and compares it to the return of the S&P/TSX Composite Total Returns Index and the trend in total direct compensation awarded to our named executives over the same period.
TSR is only one of the performance measures the Board considers when assessing performance and determining compensation for our named executives, so we do not necessarily expect there to be a direct correlation between TSR and total direct compensation awarded in a given period. In addition, the realized value of long-term compensation awarded in any given year is not guaranteed. A portion of it is equity-based, and its value is directly affected by changes in our share price.

At Dec. 31	2010	2011	2012	2013	2014	2015	Compound annual return
TRP	$100.00	$122.17	$134.21	$143.90	$175.51	$144.52	7.6%
TSX	$100.00	$91.29	$97.85	$110.56	$122.23	$112.06	2.3%
Note

•
The increase in Total direct compensation awarded to the named executives from 2012 to 2013 is due to base salary adjustments to reflect progression for certain named executives, higher short-term incentive awards due to strong corporate performance, and increases in long-term incentives to more closely align with median levels in the peer group.

Chart for 2011, 2012, 2013, 2014, 2015 of total shareholder return for TransCanada (TRP) and S&P/TSX Composite, Total Returns Index (TSX) compared to Total Direct Compensation awarded to the named executives ($millions). Total direct compensation by year: 2011-$16.5, 2012 - $16.7, 2013 - $19.7, 2014 - $19.5, 2015 - $20.9

TCPL Annual information form 2015	93

Program changes
The Board approved changes to the executive compensation program effective for 2015:
• Adopted a new compensation peer group for the named executives to better reflect:
• the size of TransCanada relative to the peer companies
• a broader sample size which reduces potential volatility in the data
• the scope of TransCanada’s North American business activities, and
• the broader market from which TransCanada competes for executive talent.
• Simplified the approach to determining long-term incentive awards for the named executives by eliminating the ranges and setting specific target award levels for each named executive based on median market data as well as individual performance and potential to contribute to TransCanada’s future success.
• For the ESU program, adopted a three-part formula that provides for vesting 50 per cent based on earnings per share, 25 per cent on relative TSR performance of TransCanada compared to a revised industry peer group, and 25 per cent on relative TSR performance compared to the S&P/TSX 60. For the 2016 ESU grant, the cumulative comparable earnings per share multiplier will be a maximum of 1.0 if the ratio of cumulative dividends per share/cumulative funds generated from operations per share for the three year period is greater than 50%.
• Adjusted the ESU grant vesting terms by eliminating the 50 per cent minimum payout so as to remove any guarantee of vesting, but raising the maximum payout to 200 per cent to reward executives for outstanding performance.
• Amended the provisions of the ESU and stock option plans to reflect:
• a consistent definition of change of control, and
• consistency of vesting provisions for outstanding grants in the event of a termination without cause following a change of control.
• Increased the share ownership requirement for the CEO from four to five times base salary and determined that all executives must meet their requirements through direct share ownership.
• Implemented an Incentive compensation reimbursement (‘clawback’) policy.
The changes above were implemented after thoughtful review of the purpose of our program – namely, to give executives significant incentive to build long-term value for shareholders through share price appreciation. Given the challenging environment in which TransCanada operates, the Board believes that additional incentive for long-term value creation was warranted and that these changes more closely align our program with those of our peers. The committee examined market and performance data and modeled results in an effort to assure itself that program changes would provide such incentive.
The inclusion of earnings per share as a measure in the ESU program provides for a clear line of sight for executives and emphasizes the importance of increased earnings to underpin our share value and our dividend. The additional measure provides a balance between relative and absolute performance measures. In order to ensure that there is sufficient cash to sustain and grow our dividend, for the 2016 grant the cumulative comparable earnings per share multiplier will be a maximum of 1.0 if the ratio of cumulative dividends per share/cumulative funds generated from operations per share for the three year period is greater than 50%. The performance peer group was modified to create a set of performance peers with businesses more similar to TransCanada’s than the prior group. The new group includes companies whose businesses are less volatile and not as sensitive to the commodity cycle. In addition, measuring TSR relative to the S&P/TSX 60 balances the potential volatility of the smaller performance peer group and reflects the dynamics of performance among the larger Canadian companies for which TransCanada competes for capital.
Additionally, the Board approved the following changes effective for 2016:
• Increased the number of common shares reserved for issuance under the stock option plan to allow for grants to be made over the next three years, subject to shareholder approval.
The Board believes these changes ensure that our executive compensation program continues to meet our key compensation objectives as outlined in the next section.

TCPL Annual information form 2015	94

APPROACH
TransCanada’s executive compensation program is designed to meet four key objectives:
• provide a compensation package that 'pays for performance' by rewarding executives for delivering on our corporate objectives and achieving our overall strategy
• offer levels and types of compensation that are competitive with the market
• align executives’ interests with those of our various stakeholders, and
• attract, engage and retain our executives.
Compensation is also aligned with our risk management processes to ensure there is an appropriate balance between risk and reward. See pages 59 and 60 for more information.
Decision-making process
We follow a comprehensive decision-making process that involves management, the Human Resources committee and the Board, and takes into account market data, input from the CEO and advice from the committee’s independent consultant.
The Board makes all decisions affecting executive compensation based on the committee’s recommendations.

TCPL Annual information form 2015	95

Compensation analysis
Assessing the market
The independent consultant to the committee analyzes and provides relevant market data and other information to the committee and the Board. This process includes benchmarking executive compensation against a peer group of companies (see Benchmarking on pages 81 and 82).
The committee and Board also consider compensation relative to other executives, scope and criticality of the role and experience when determining compensation levels.
Determining performance objectives
The Board approves annual corporate objectives to support our core strategies for operating safely and efficiently, achieving growth and creating value for shareholders. Our corporate performance scorecard incorporates these objectives, including a combination of financial, operational, safety, and growth measures which are weighted and approved by the Board.
The Board establishes annual performance objectives and relative weightings for the CEO and the other named executives. The CEO’s performance objectives are reflected in the corporate scorecard. Performance objectives for the other named executives include the corporate scorecard, business/functional scorecards aligned to their roles, as well as their individual key performance areas and priorities for the year.
Recommendation
The committee and the Board assess the performance of the company and of the CEO.
The CEO assesses the performance of his direct reports, including the other named executives, obtains input from the Board on executive performance, and makes compensation recommendations to the committee.
The committee recommends compensation awards for the CEO and other named executives to the Board. The committee seeks advice from its independent consultant and other advisors, but is responsible for making its own decisions and recommendations to the Board.
The committee bases its recommendations on the relevant performance period. Although it reviews historical information on the value of previous grants, it does not make adjustments to any performance-related measures based on the number, term or current value of any outstanding compensation previously awarded or gains an executive may have realized in prior years. Similarly, the committee does not take into account the value of long-term incentive awards it grants in a given year to offset less-than-expected returns from awards granted in prior years. The committee believes that reducing or limiting grants or awards based on prior gains could detract from the integrity of the performance-based framework or undermine the incentives for executives to deliver strong performance.
Approval
The Board reviews the recommendations by the committee and approves all executive compensation decisions.

TCPL Annual information form 2015	96

Benchmarking
We benchmark our executive compensation against a peer group of companies to stay competitive with the market. Each year, the committee reviews the companies with its independent consultant, makes adjustments as it deems appropriate, and approves the peer group.
For 2015, the committee adopted a new peer group for the named executives to better reflect:
• the size of TransCanada relative to the peer companies
• a broader sample size which reduces potential volatility in the data
• the scope of TransCanada’s North American business activities, and
• the broader market from which TransCanada competes for executive talent.
Our 2015 peer group for our named executives is listed below.

Named executive peer group

American Electric Power Co.	Imperial Oil Ltd.
Canadian National Railway Company	Kinder Morgan Inc.
Canadian Natural Resources Ltd.	NextEra Energy Inc.
Cenovus Energy Inc.	Occidental Petroleum Corporation
Dominion Resources Inc.	Pacific Gas & Electric Company
Enbridge Inc.	Southern Company
Encana Corporation	Spectra Energy Corp.
Exelon Corporation	Suncor Energy Inc.
Fortis Inc.	Talisman Energy Inc.
Hess Corporation	Teck Resources Ltd.
Husky Energy Inc.	Williams Companies Inc.
We benchmark each named executive position against similar positions in the peer group. We recognize that even with a relatively large peer group, the results can be skewed by changes in the underlying market data. As a result, we exercise judgment in the interpretation of the data and are guided by our independent consultant in this regard. Competitive market data on the peer group provides an initial reference point for determining executive compensation.

TCPL Annual information form 2015	97

Profiles At December 31, 2014	TransCanada	Peer group
		Median	75th percentile
Assets	$58.5 billion	$57.9 billion	$71.2 billion
Revenue	$10.2 billion	$18.8 billion	$21.1 billion
Market capitalization at December 31, 2015 (Monthly closing price of shares × shares outstanding for the most recent quarter)	$32.0 billion	$33.3 billion	$51.5 billion
Employees	5,971	10,200	14,400
Note

•
Peer group scope information reflects 2014 data, unless otherwise noted, as this is the most current information available. For comparability, the TransCanada scope information also reflects 2014 data.

For 2016, the committee made only consequently minor adjustments to the peer group. Talisman Energy Inc. was removed as it is no longer a public company and Hess Corp. was removed to maintain the 50-50 weighting between Canadian and U.S. companies.

Total direct compensation is generally set within a competitive range of the market median:
See Components on page 84 for more information about total direct compensation.

TCPL Annual information form 2015	98

Aligning the interests of executives and shareholders
We have share ownership requirements to align the interests of our executives and shareholders. The minimum requirements are significant and vary by executive level. The ownership requirements are:

Executive level	Required ownership (multiple of base salary)
Chief Executive Officer	5x
Executive Vice-Presidents	2x
Senior Vice-Presidents	1x
Effective for 2015, the Board approved an increase in the share ownership requirement for the CEO to five times base salary, and determined that all executives must meet their ownership requirements through direct ownership of shares of TransCanada or units of TC PipeLines, LP only. Prior to this, up to 50 per cent could be held in the form of unvested ESUs.
Executives have five years to meet the requirement. Executives, including the CEO, must ‘buy and hold’ 50 per cent of all stock options they exercise until they meet their share ownership requirement.
The committee reviews share ownership levels for each executive every year. It may use its discretion when assessing compliance if ownership levels fall below the minimum because of fluctuations in share price.
All of the named executives met their share ownership requirements in 2015, with the exception of Mr. Marchand and Mr. Taylor who have until the end of 2020 to replace the value previously satisfied through unvested ESUs.
See the Executive profiles starting on page 97 for current share ownership levels.

TCPL Annual information form 2015	99

COMPONENTS
Total direct compensation includes fixed and variable pay. Base salary is the only form of fixed compensation. Variable compensation includes our short and long-term incentive plans.

Element	Form	Performance period	Objective
base salary (fixed)	cash	• one year	• provide base compensation commensurate with the role • attract and retain executives
short-term incentive (variable)	cash	• one year
• motivate executives to achieve key annual business objectives
• reward executives for relative contribution to TransCanada
• align interests of executives and shareholders
• attract and retain executives

long-term incentive (variable)	ESUs	• three-year term • vesting at the end of the term • awards subject to a performance multiplier based on pre-established targets	• motivate executives to achieve medium-term business objectives • align interests of executives and shareholders • attract and retain executives
	stock options	• seven-year term • one third vest each year beginning on the first anniversary of the grant date	• motivate executives to achieve long-term sustainable business objectives • align interests of executives and shareholders • attract and retain executives
We also offer indirect compensation which includes retirement benefits, other benefits and perquisites. See pages 90 and 91 for more information.

TCPL Annual information form 2015	100

Fixed compensation
Base salary
Base salaries for executive positions are generally aligned within a competitive range of median base salary levels in our peer group. The independent consultant to the committee analyzes and provides relevant market data to the committee and the Board.
Increases in base salary for the named executives are based on their performance, competitive market data, experience in and scope of the role and compensation relative to other executives at TransCanada. Base salary adjustments are typically effective March 1.
For 2016 no base salary increases were awarded, reflecting current market conditions.
Variable or at-risk compensation
Variable compensation accounts for a significant portion of executive pay, and increases by executive level.
Market data is used to establish short-term incentive targets for each executive role. Target awards are expressed as a percentage of base salary and are determined with reference to median market levels in our peer group. While targets are reviewed annually against the competitive market data, they are not expected to change year-to-year unless the role changes or is reassessed against market conditions.
Beginning in 2015, the Board simplified the approach to determining long-term incentive awards for the named executives by eliminating ranges and setting specific target award levels for each named executive based on median market data as well as individual performance and potential to contribute to TransCanada’s future success.
Short-term incentive
The short-term incentive plan is designed to attract and retain executives, and motivate them to achieve key annual business objectives. It rewards executives for their contributions to TransCanada and aligns interests of executives with shareholders.
Annual cash awards are made to the named executives based on a formula that takes into account:
• base salary and the short-term incentive target, expressed as a percentage of base salary, for each role
• performance against business/functional and individual objectives, expressed as an individual performance factor determined for each named executive, and
• performance against corporate performance objectives, expressed as the Corporate factor.

				(				)		(				)
Base salary	x	Short-term incentive target	x		Business/functional and individual performance factor	x	Business/functional and individual weighting		+		Corporate performance factor	x	Corporate weighting		=	Short-term incentive award ($)

TCPL Annual information form 2015	101

Awards can range from 0 to 200 per cent of the short-term incentive target based on the level of corporate and business/functional and individual performance. Awards will generally be 50 per cent of the target if performance meets threshold standards, 100 per cent for target performance, and 200 per cent of the target for exceptional performance relative to pre-determined standards. There is no payout if overall performance is below the threshold.
The corporate and business/functional and individual factors are weighted for each executive and then added together to determine the overall award. The Board can adjust the calculated short-term incentive awards up or down at its discretion to take into account other factors when it believes it is appropriate to do so. Short-term incentive awards are paid as a lump sum cash payment in March following the performance year.
Awards for 2015 were based on the following target levels and performance weightings. Effective for 2016, performance weightings were modified to reflect organizational changes as follows:

Short-term incentive target (% of base salary)		Performance weighting
		2015		2016
		Corporate	Business/functional and individual	Corporate	Business unit	Individual
President & Chief Executive Officer(Russell K. Girling)	100%	100%	_	100%	_	_
Executive Vice-President, Corporate Development & Chief Financial Officer (Donald R. Marchand)	65%	50%	50%	60%	_	40%
Chief Operating Officer (Alexander J. Pourbaix)	75%	50%	50%	80%	_	20%
Executive Vice-President & President, Natural Gas Pipelines (Karl Johannson)	65%	50%	50%	40%	40%	20%
Executive Vice-President & President, Energy (William C. Taylor)	65%	50%	50%	40%	40%	20%
Effective January 1, 2016, the target annual incentive for Mr. Pourbaix was increased to 80%.

TCPL Annual information form 2015	102

Long-term incentive
Each year, the committee and the Board grant long-term incentive awards to the named executives based on median market levels.
The allocation of long-term incentive awards for our executive leadership team is 50 per cent each to ESUs and stock options.
Executive share units
These are notional share units granted under the ESU plan. ESUs accrue dividend equivalents and vest on December 31 at the end of the three-year performance period. The payout depends on how well we perform against targets established at the beginning of the period.
ESU awards are paid out in a lump sum cash payment in the first quarter following the end of the performance period.

Number of ESUs vesting	x	Valuation price on the vesting date	x	Performance multiplier	=	ESU payout ($)

Notes

•	Number of ESUs vesting is the number of ESUs originally granted plus ESUs earned as dividend equivalents during the three-year performance period.

•	Valuation price on the vesting date is the volume- weighted average closing price of TransCanada shares for the 20 trading days immediately prior to and including the vesting date (December 31).
2016 Executive share unit grant
The committee and the Board approved a 2016 ESU grant as follows:

Performance measure	Weighting	Measurement period
Relative TSR against the S&P/TSX 60	25%	January 1, 2016 to December 31, 2018
Relative TSR against the ESU peer group	25%
Comparable earnings per share	50%
The cumulative comparable earnings per share multiplier will be a maximum of 1.0 if the ratio of cumulative dividends per share/cumulative funds generated from operations per share for the three year period is greater than 50%.
We have two peer groups for assessment of relative TSR. The first group is the S&P/TSX 60, a group of publicly-traded peer companies that represents competitors for shareholder investment. The second group consists of specific business competitors.

2016 ESU grant peer group for relative TSR
AltaGas Ltd.	Enbridge Inc.	Pembina Pipeline Corp.
Canadian Utilities Ltd.	Enterprise Products Partners L.P.	Sempra Energy
CenterPoint Energy Inc.	Fortis Inc.	Spectra Energy Corp.
Dominion Resources Inc.	Inter Pipeline Ltd.	Veresen Inc.
Emera Inc.	Kinder Morgan Inc.	Williams Companies Inc.

TCPL Annual information form 2015	103

2013 Executive share unit award
For the 2013 ESU grant, the performance multiplier was determined based on the guidelines in the table below. Relative TSR is calculated using the twenty-day volume weighted average share price at the end of the three-year performance period.

If TransCanada’s relative TSR is	Then the performance multiplier is
At or below the 25th percentile of the ESU peer group (threshold)	0.50	We calculate the performance multiplier using a straight-line interpolation if performance is between: • threshold and target, or • target and maximum
At the 50th percentile of the ESU peer group (target)	1.00
At or above the 75th percentile of the ESU peer group (maximum)	1.50
For more details on the ESU payout, see Payout of 2013 executive share unit award on page 95 and 96.
Stock options
Shareholders first approved our stock option plan in 1995, and the most recent version of the plan was last approved by shareholders in 2013 when the number of shares reserved for issue was increased by 10,000,000. The plan is administered by the Human Resources committee, which is composed entirely of independent directors. The total number of shares that can be reserved for issuance to insiders, or issued to insiders at any time and within any one-year period, under any of our security based compensation arrangements (as defined in the TSX Company Manual), is limited to 10 per cent or less of our issued and outstanding shares. Non-executive directors are not eligible to participate in the plan.
Vesting
Stock options vest one third each year, beginning on the first anniversary of the grant date and have a seven-year term.
Executives are limited to trading TransCanada shares in four windows (known as open trading windows), which are designated annually. The open trading windows relate to the completion and disclosure of quarterly and annual financial reports. If the expiry date of a stock option does not fall during an open trading window, or falls within the first five days of an open trading window, the expiry date is extended to 10 business days after the next window opens. Similar extensions apply when there is a trading blackout imposed during one of the four open trading windows and stock options expire during the trading blackout.
Exercise price
The exercise price of an option is the closing market price of TransCanada shares on the TSX on the last trading day immediately preceding the grant date. Option holders only benefit if the market value of our shares exceeds the exercise price at the time they exercise the options. We do not provide financial assistance to plan participants in connection with the exercise of options.
Adjustments
The number of shares subject to an option will be adjusted under the terms of the plan when exercised if, before the exercise of any option:

•	the shares are consolidated, subdivided, converted, exchanged, reclassified or in any way substituted, or

•	a stock dividend that is not in place of an ordinary course cash dividend is paid on the shares.

TCPL Annual information form 2015	104

More about the stock option plan
Options cannot be transferred or assigned to another person. A personal representative can exercise options on behalf of the holder if he or she dies or is incapacitated.
The committee has the authority to suspend or discontinue the plan at any time without shareholder approval. Management does not have this right, and cannot make changes to the plan. The committee can recommend to the Board for approval certain amendments to the plan, or any stock option grant without shareholder approval, provided they are to:

•	clarify an item

•	correct an error or omission

•	change the vesting date of an existing grant, or

•	change the expiry date of an outstanding option to an earlier date.
The committee cannot make any amendments to the plan that adversely affect the holders’ rights relating to any previously granted options without their consent.
The plan requires certain amendments to be approved by shareholders, including:

•	increasing the number of shares available for issue under the plan

•	lowering the exercise price of a previously granted option

•	canceling and reissuing an option

•	permitting options to be transferable or assignable other than for normal estate settlement purposes

•	changing the categories of individuals eligible to participate in the plan

•	providing financial assistance to a participant in connection with the exercise of options, or

•	extending the expiry date of an option.
As described under Business of the meeting, we are proposing to amend our plan to require shareholder approval of any change to the types of amendments that require shareholder approval.
The committee and the Board amended the stock option plan in February 2015 to allow for immediate vesting of stock options held by executives who have an executive employment agreement with TransCanada if the executive is terminated without cause or constructively dismissed within two years of a change of control (‘double trigger’). Vesting of stock options upon a change of control was previously dealt with in the executive employment agreements. Dealing with accelerated vesting in the stock option plan will allow us to be responsive to changes in governance best practices. We also made a number of housekeeping amendments to the plan in 2015 and 2016. None of these amendments constitute an amendment under the plan or the rules of the TSX that require shareholder approval.
For more details on stock options, see Equity compensation plan information on page 108.
See the Compensation on termination table on page 111 and 112 for the effect of certain employment events on participants’ entitlements under the plan.

TCPL Annual information form 2015	105

Retirement benefits
Defined benefit plan
Our Canadian defined benefit (DB) plan includes a registered pension plan and a supplemental pension plan for eligible employees.
Participation in the DB plan is mandatory once an employee has 10 years of continuous service. All of the named executives participate in the DB plan.
Normal retirement for participants is when they turn 60, or between 55 and 60 if their age and years of continuous service add up to 85 points. The retirement benefit is calculated as follows:

(				)
	1.25% of employee's highest average earnings (up to the final average YMPE)	+	1.75% of employee's highest average earnings (above the final average YMPE)		x	Credited service	=	Annual retirement benefit ($)

Notes

•
Highest average earnings is the average of an employee’s best 36 consecutive months of pensionable earnings in their last 15 years of employment. Pensionable earnings means an employee’s base salary plus the annual short-term incentive award up to a pre-established maximum, expressed as a percentage of base salary. For 2015, this is 100 per cent for the CEO, and between 60 to 75 per cent for the other named executives. Pensionable earnings do not include any other forms of compensation.

•	YMPE is the Year’s Maximum Pensionable Earnings under the Canada/Québec Pension Plan.

•	Final average YMPE is the average of the YMPE in effect for the latest calendar year from which earnings are included in Employees’ highest average earnings calculation plus the two previous years.

•
Credited service is the employee’s years of credited pensionable service in the plan. Registered DB plans are subject to a maximum annual benefit accrual under the Income Tax Act (Canada). As this is currently $2,890 for each year of credited service, participants cannot earn benefits in the registered plan on any compensation that is higher than approximately $180,000 per year.

Participants can retire between 55 and 60, but the benefit is reduced by 4.8 per cent per year for each year until they reach age 60 or 85 points, whichever is earlier. They can retire 10 years prior to normal retirement age, however the benefit is reduced by an actuarial equivalence from age 55.
Although our DB plan is non-contributory, participants can decide to make pension contributions to an enhancement account for buying ancillary or ‘add on’ benefits within the registered pension plan. The DB plan is integrated with the Canada/Québec Pension Plan benefits.

TCPL Annual information form 2015	106

Supplemental pension plan
The DB pension plan uses a hold harmless approach, where the maximum amount allowed under the Income Tax Act (Canada) is paid from the registered pension plan and the remainder is paid from the supplemental pension plan. The supplemental pension plan is funded through a retirement compensation arrangement under the Income Tax Act (Canada). Currently there are approximately 970 participants in the supplemental pension plan (with pensionable earnings exceeding approximately $180,000 per year) including the named executives.
Contributions to the fund are subject to Board approval, and are based on an actuarial valuation of the supplemental pension plan obligations each year.
Effective 2012, solely at the discretion of the Board, our funding practice for the supplemental pension plan was revised to align it generally with the registered pension plan wherein annual funding approximates current year service cost accruals and the five-year amortization of deficits.
The DB plan does not generally recognize past service, but the committee has used its discretion in the past to grant additional years of credited service to senior executives under the supplemental pension plan. See the Defined benefit pension plan table and footnotes on page 109 for details.
All pension plan participants, including our named executives, receive the normal form of pension when they retire:

•	monthly pension for life, and 60 per cent is paid to the spouse after the employee dies, or

•	if the employee is not married, the monthly pension is paid to the employee’s beneficiary or estate for the balance of the 10 years, if the employee dies within 10 years of retirement.
Participants can choose a different form of payment, but must complete waivers, as required by law. Options include:

•	increasing the percentage of the pension value that continues after they die

•	adding a guarantee period to the pension, or

•
transferring the lump sum commuted value of the registered pension plan to a locked-in retirement account up to certain tax limits and the excess is paid in cash. Subject to company discretion, the supplemental pension plan commuted value may also be transferred and paid in cash.

Other benefits
All employees, including the named executives, receive other benefits such as traditional health and welfare programs that are based on competitive market practices and help to attract and retain talent.
Perquisites
Named executives receive a limited number of perquisites, including:

•	a flexible perquisite allowance of $4,500 that the named executive can use at his discretion

•	a limited number of luncheon and/or recreational club memberships, based on business needs

•	a reserved parking space valued at $5,877, and

•	an annual car allowance of $18,000.
All perquisites provided to the named executives have a direct cost to TransCanada and are valued on this basis.

TCPL Annual information form 2015	107

CORPORATE PERFORMANCE
The following summarizes our corporate performance against annual objectives.
You can find definitions of these terms and more information about our financial and business performance in our 2015 MD&A on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

	2015 target	2015 result	Rating (0-2.0)	Weighting	Factor
1. Maximized 2015 financial performance
Comparable earnings per share	$2.55	$2.48	1.5	20%	0.3
Funds generated from operations (millions)	$4,267	$4,513
2. Maximized the full life value of our infrastructure assets and commercial positions
Safety and asset integrity	Various targets	Exceeded	1.2	10%	0.1
Maximized long-term value of base business	$100 million of incremental long-term value	Exceeded	1.5	20%	0.3
3. Commercially developed and physically executed new asset investment programs
Advanced major projects	Various targets	Not met	0	20%	0
4. Cultivated a focused portfolio of high quality development opportunities
New opportunities	$3-$5 billion	Exceeded	2.0	15%	0.3
5. Maximized and maintained financial and organizational capacity and flexibility
Fund capital projects	Funding on compelling terms, leverage portfolio management	Exceeded	1.2	15%	0.2
Overall Corporate factor (1. + 2. + 3. + 4. + 5.)				100%	1.2
Notes
• Comparable earnings per share as reported by the company was $2.48, calculated as follows:

Net (loss)/income per common share	$(1.75)
Keystone XL impairment charge	4.08
Other asset valuation adjustments	0.18
Non-controlling interests (TC PipeLines, LP-Great Lakes impairment)	(0.28)
Restructuring costs	0.10
Bruce Power merger - debt retirement charge	0.04
Risk management activities	0.06
Alberta corporate income tax rate increase	0.05
Comparable earnings per share	$2.48

•	We calculate both Net income per share and Comparable earnings per share based on the weighted average number of our shares outstanding (709 million in 2015).

•	Funds generated from operations and Comparable earnings per share are non-GAAP measures and do not have any standardized meaning as prescribed by U.S. GAAP (see Appendix B for more information).

TCPL Annual information form 2015	108

The Board approved a Corporate factor of 1.2, which is above target level performance. The Corporate factor was used in determining the 2015 annual incentive awards for all employees.
The Board considered the overall strong performance of the company relative to objectives set out at the beginning of the year, in the context of the significant impact of the Keystone XL permit denial and related financial implications for the company. The Board reviewed and considered how development milestones for Keystone XL had been reflected in previous years' annual compensation decisions as well as the impact on TransCanada's share price and how that has been reflected in the value of long-term incentives for employees.
The Board determined that there had been no significant impact on previous years' annual incentive awards attributable to milestones achieved on the Keystone XL project. For the 2015 annual incentive award, the Board determined that it was appropriate to reduce the major projects component of the Corporate factor calculation, which comprises of 20% of the total, to a zero rating. While milestones were met on a number of other major projects, the denial of one of the cornerstone projects of TransCanada's portfolio and related write-down of project costs is significant and has therefore been taken into account in determining the annual performance assessment.
The Board is of the view that shareholders have taken into account in the share price valuation the costs related to the project and have not ascribed any value to future earnings from Keystone XL. The resulting share price performance has negatively impacted the value of long-term incentives for employees, including the reduced payout for the 2013 ESU award discussed on page 95 and 96.

TCPL Annual information form 2015	109

The following provides context for the performance ratings in the table above:

Key performance areas	2015 Results
Maximized 2015 financial performance
• Comparable earnings per share were slightly below target largely due to lower Western power prices, partially offset by higher U.S. gas pipelines and Bruce Power revenues
• In determining the financial performance rating, the Board excluded the impact of "non-comparable earnings" that are not related to the underlying operations of the business in the year.
• Funds generated from operations were higher than target as a result of lower pension funding requirements, realized mark-to-market positions and higher distributions from investments.

Maximized and maintained financial and organizational capacity and flexibility Maximized the full life value of our infrastructure assets and commercial positions
• We achieved some of our safety measures for both our employees and contractors, but did not meet some others mainly due to minor vehicle incidents.
• We exceeded our overall targets for asset integrity (pipeline leaks and ruptures).
• We raised over $6 billion in debt and subordinated capital at very attractive rates. We prudently managed our capital structure to preserve our solid credits ratings. A strong balance sheet and access to capital markets is critical to our ability to execute our growth portfolio.
• We secured contracts and incentive arrangements and achieved cost reductions that will add significant operating earnings and cash flows in future years.

Commercially developed and physically executed new asset investment programs Cultivated a focused portfolio of high quality development opportunities
• We placed $0.6 billion of assets into service in 2015.
• Notable progress was made in 2015 on our industry-leading portfolio of commercially secured projects, which now totals $58 billion and includes $13 billion in near term projects that are expected to drive earnings and cash flow growth as they come on stream through 2018.
• We captured over $10 billion in new pipeline and power opportunities throughout the year and advanced several key projects through the permitting phases and into construction.

TCPL Annual information form 2015	110

PAYOUT OF 2013 EXECUTIVE SHARE UNIT AWARD
Performance multiplier
The ESU award granted in 2013 vested on December 31, 2015, and will be paid in March 2016. This award provided for a performance multiplier from 0.5 to 1.5 based on the Board’s assessment of how well we performed against pre-established targets over the course of the three-year period. ESU payouts were calculated using a performance multiplier of 0.54, based on the following result:

Measure	Period	Performance level targets for 2013 ESU award			Actual performance	Multiplier
		Threshold	Target	Maximum
Relative TSR against the peer group (see below)	January 2013 to December 2015	at or below the 25th percentile	50th percentile	at least the 75th percentile	P27	0.54

Notes

•	Relative TSR is calculated using $44.90, the twenty-day volume weighted average closing price of TransCanada shares on the TSX at December 31, 2015. Our absolute TSR performance was 9.05 per cent.
Our peer group for relative TSR for the 2013 ESU award consisted of a group of publicly-traded peer companies that represented investment opportunities for equity investors seeking exposure to the North American pipeline, power and utility sector.

2013 ESU grant peer group for relative TSR
Canadian Utilities Ltd.	Enbridge Inc.	Sempra Energy
Dominion Resources Inc.	Entergy Corporation	Southern Company
DTE Energy Co.	Exelon Corporation	Spectra Energy Corporation
Duke Energy Corporation	Fortis Inc.	TransAlta Corporation
Emera Inc.	Pacific Gas & Electric Company	Xcel Energy Inc.

TCPL Annual information form 2015	111

Awards to named executives
The table below is a summary of the details of the original 2013 ESU award and the amount paid to each named executive when the award vested at the end of 2015.

	2013 ESU award		2013 ESU payout
	Number of ESUs granted	Value of ESU award ($)	Number of ESUs vesting (includes dividend equivalents to December 31, 2015)	Performance multiplier	Value of ESU payout ($)	% of original award
Russell K. Girling	63,856.960	3,000,000	71,823.641	0.54	1,741,436	58%
Donald R. Marchand	15,073.031	708,131	16,953.518		411,055
Alexander J. Pourbaix	26,979.566	1,267,500	30,345.500		735,757
Karl Johannson	11,880.268	558,135	13,362.410		323,985
William C. Taylor	6,385.696	308,970	7,182.380		198,411
Notes

•
Number of ESUs granted is the value of the ESU award divided by the valuation price of $46.98 (the volume-weighted average closing price of TransCanada shares on the TSX for the five trading days immediately prior to and including the grant date (January 1, 2013)).

•
Number of ESUs vesting includes an equivalent number of units for the final dividend that is declared as of December 31, 2015 but which has not been paid at the vesting date. The final dividend value is awarded in cash and has been converted to units and is reflected under Number of ESUs vesting.

•
Value of ESU payout is calculated using the valuation price of $44.90 (the volume-weighted average closing price of TransCanada shares on the TSX for the twenty trading days immediately prior to and including the vesting date (December 31, 2015)).

• The Value of ESU award for Mr. Taylor is expressed here in Canadian dollars based on the Bank of Canada's average annual exchange rate of 1.0299 for 2013. The Value of ESU payout for Mr. Taylor is split for the portion of the term that he was on assignment in the U.S. The portion of the award in U.S. dollars is expressed here in Canadian dollars based on the Bank of Canada's average annual exchange rate of 1.2787 for 2015.

EXECUTIVE PROFILES
This next section profiles each of the named executives, including their key results in 2015, details of their compensation for 2015 and the two previous fiscal years, and their share ownership as at December 31, 2015.

TCPL Annual information form 2015	112

Russell K. Girling
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Mr. Girling is responsible for our overall leadership and vision in developing with our Board our strategic direction, values and business plans. This includes overall responsibility for operating and growing our business while managing risk to create long-term sustainable value for our shareholders.

2015 Key results
•  Record earnings and funds generated from operations
• Secured approximately $10 billion of contracted or rate-regulated new infrastructure projects that support future growth
• Advanced development of major projects including Energy East, B.C. west coast LNG-related projects
• Led Business Transformation organizational restructuring that improved efficiency and effectiveness
• Provided visible leadership consistent with TransCanada's values
• Keystone XL permit denial

• Mr. Girling’s short-term incentive award was based 100 per cent on corporate performance.
• The short-term incentive award for 2015 performance was based on Mr. Girling’s target of 100 per cent of base salary.
• Mr. Girling’s 2015 short-term and long-term incentive awards as a percentage of 2015 base salary were 120 per cent and 431 per cent, respectively.

Compensation (as at December 31)		2015	2014	2013
Fixed
Base salary		$1,300,008	$1,300,008	$1,300,008
Variable
Short-term incentive		1,560,000	1,690,000	1,950,000
Long-term incentive
ESUs		2,800,000	2,437,500	3,000,000
Stock options		2,800,000	2,437,500	2,200,000
Total direct compensation		$8,460,008	$7,865,008	$8,450,008
Change from last year		8%	-7%	~~—~~
2015 Pay mix

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.
Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $44.90 for TransCanada shares as at December 31, 2015.
Share ownership
Minimum level of ownership	Minimum value	Ownership under the guidelines
		TransCanada shares	Total ownership as a multiple of base salary
5x	$6,500,040	$6,651,755	5.1x

Photo of Russell K. Girling

TCPL Annual information form 2015	113

Donald R. Marchand
EXECUTIVE VICE-PRESIDENT, CORPORATE DEVELOPMENT AND CHIEF FINANCIAL OFFICER (Executive Vice-President and Chief Financial Officer to September 30, 2015)

Mr. Marchand is responsible for all corporate financial affairs of the company including financial reporting, taxation, finance, treasury, risk management and investor relations. He is also responsible for our corporate strategy process and corporate development activities.

2015 Key results
• Maintained “A” grade credit rating
• Completed over $6 billion of financing on favorable terms
• Maintained excellent communication with the investment community
• Establishment of Normal Course Issuer Bid program and repurchase of common shares
• Oversaw strong financial control environment

• Mr. Marchand’s short-term incentive award was based on a combination of corporate performance (50 per cent) and functional unit performance (50 per cent).
• The short-term incentive award for 2015 performance was based on Mr. Marchand’s target of 65 per cent of base salary.
• Mr. Marchand’s 2015 short-term and long-term incentive awards as a percentage of 2015 base salary were 78 per cent and 325 per cent, respectively.

Compensation (as at December 31)		2015	2014	2013
Fixed
Base salary		$575,004	$530,004	$515,004
Variable
Short-term incentive		448,550	465,100	525,000
Long-term incentive
ESUs		934,375	861,250	708,131
Stock options		934,375	861,250	708,130
Total direct compensation		$2,892,304	$2,717,604	$2,456,265
Change from last year		6%	11%	~~—~~
2015 Pay mix

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.
Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $44.90 for TransCanada shares as at December 31, 2015.
Share ownership
Minimum level of ownership	Minimum value	Ownership under the guidelines
		TransCanada shares	Total ownership as a multiple of base salary
2x	$1,150,008	$927,948	1.6x
Per the amendments approved in 2015 (page 83), Mr. Marchand has until the end of 2020 to replace the value previously satisfied through unvested ESUs.

Photo of Donald R. Marchand

TCPL Annual information form 2015	114

Alexander J. Pourbaix
CHIEF OPERATING OFFICER (Executive Vice-President and President, Development to September 30, 2015)

Mr. Pourbaix is accountable for the profitability and growth of all of TransCanada's business units as well as the operations and projects centre of excellence.

2015 Key results
• Fostered safety culture
• Placed $0.6 billion of assets into service in 2015
• Advanced major projects, including Energy East and B.C. west coast LNG-related projects
• Leadership on Business Transformation organizational restructuring that improved efficiency and effectiveness
• Keystone XL permit denial

• Mr. Pourbaix’s short-term incentive award was based on a combination of corporate performance (50 per cent) and business unit performance (50 per cent).
• The short-term incentive award for 2015 performance was based on Mr. Pourbaix’s target of 75 per cent of base salary.
• Mr. Pourbaix’s 2015 short-term and long-term incentive awards as a percentage of 2015 base salary were 94 per cent and 400 per cent, respectively.

Compensation (as at December 31)		2015	2014	2013
Fixed
Base salary		$800,004	$800,004	$780,000
Variable
Short-term incentive		750,050	810,050	975,000
Long-term incentive
ESUs		1,600,000	1,400,000	1,267,500
Stock options		1,600,000	1,400,000	1,267,500
Total direct compensation		$4,750,054	$4,410,054	$4,290,000
Change from last year		8%	3%	~~—~~
2015 Pay mix

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.
Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $44.90 for TransCanada shares as at December 31, 2015.
Share ownership
Minimum level of ownership	Minimum value	Ownership under the guidelines
		TransCanada shares	Total ownership as a multiple of base salary
2x	$1,600,008	$2,739,618	3.4x

Photo of Alexander J. Pourbaix

TCPL Annual information form 2015	115

Karl Johannson
EXECUTIVE VICE-PRESIDENT AND PRESIDENT, NATURAL GAS PIPELINES

Mr. Johannson is responsible for the profitability and growth of our natural gas pipeline and regulated natural gas storage businesses in Canada, the United States and Mexico.

2015 Key results
• Strong financial results from natural gas pipeline business
• Awarded the contract to build, own and operate the Tuxpan-Tula pipeline in Mexico
• NEB approval of the NGTL System's $1.7 billion North Montney Mainline Project
• NEB approval of the Kings North Connection Project which enables shippers to source growing supplies of Marcellus gas
• Agreement with eastern LDC's that resolves their issues with Energy East and the Eastern Mainline Project
• NEB approval, as filed, of compliance filing for LDC settlement tolls
• 2.7 BCF/d of new firm natural gas transportation service that will require a further $600 million expansion of the NGTL system

• Mr. Johannson’s short-term incentive award was based on a combination of corporate performance (50 per cent) and business unit performance (50 per cent).
• The short-term incentive award for 2015 performance was based on Mr. Johannson’s target of 65 per cent of base salary.
• Mr. Johannson’s 2015 short-term and long-term incentive awards as a percentage of 2015 base salary were 85 per cent and 300 per cent, respectively.

Compensation (as at December 31)		2015	2014	2013
Fixed
Base salary		$575,004	$550,008	$475,008
Variable
Short-term incentive		485,900	518,400	500,000
Long-term incentive
ESUs		862,500	756,250	558,135
Stock options		862,500	756,250	558,134
Total direct compensation		$2,785,904	$2,580,908	$2,091,277
Change from last year		8%	23%	~~—~~
2015 Pay mix

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.
Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $44.90 for TransCanada shares as at December 31, 2015.
Share ownership
Minimum level of ownership	Minimum value	Ownership under the guidelines
		TransCanada shares	Total ownership as a multiple of base salary
2x	$1,150,008	$1,221,370	2.1x

Photo of Karl Johannson

TCPL Annual information form 2015	116

William C. Taylor
EXECUTIVE VICE-PRESIDENT AND PRESIDENT, ENERGY

Mr. Taylor is responsible for the profitability and growth of our power and non-regulated gas storage business in Canada and the United States.

2015 Key results
• Lower than targeted financial results due largely to lower Western power prices
• Agreement to extend the operating life of the Bruce Power facility to 2064 and acquired additional ownership interest in this facility
• Acquisition of Ironwood power plant
• Agreement allowing for dispatch of up to 570 MW of firm peak winter capacity for a term of 20 years

• Mr. Taylor’s short-term incentive award was based on a combination of corporate performance (50 per cent) and functional unit performance (50 per cent).
• The short-term incentive award for 2015 performance was based on Mr. Taylor's target of 65 per cent of base salary.
• Mr. Taylor's 2015 short-term and long-term incentive awards as a percentage of 2015 base salary were 85 per cent and 260 per cent, respectively.

Compensation (as at December 31)		2015	2014	2013
Fixed
Base salary		$450,000	$400,008	$365,623
Variable
Short-term incentive		380,250	355,713	504,651
Long-term incentive
ESUs		585,000	441,800	308,970
Stock options		585,000	441,800	154,485
Total direct compensation		$2,000,250	$1,639,321	$1,333,729
Change from last year		22%	23%	~~—~~

The values provided to Mr. Taylor in U.S. dollars have been expressed in Canadian dollars based on the Bank of Canada's average annual exchange rate for the financial year noted, namely 1.0299 for 2013, 1.1045 for 2014, and 1.2787 for 2015.

2015 Pay mix

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.
Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $44.90 for TransCanada shares as at December 31, 2015.
Share ownership
Minimum level of ownership	Minimum value	Ownership under the guidelines
		TransCanada shares	Total ownership as a multiple of base salary
2x	$900,000	$452,143	1.0x
Per the amendments approved in 2015 (page 83), Mr. Taylor has until the end of 2020 to replace the value previously satisfied through unvested ESUs.

Photo of Bill Taylor

TCPL Annual information form 2015	117

Executive compensation – 2015 details
All amounts are in Canadian dollars, unless otherwise indicated.
SUMMARY COMPENSATION TABLE
The table below is a summary of the compensation awarded to our named executives for the last three fiscal years ended December 31, 2015, 2014 and 2013.

					Non-equity incentive plan compensation
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Annual incentive plans ($)	Long-term incentive plans ($)	Pension value ($)	All other compensation ($)	Total compensation ($)

Russell K. Girling	2015	1,300,008	2,800,000	2,800,000	1,560,000	—	326,000	13,000	8,799,008
President & Chief Executive Officer	2014	1,300,008	2,437,500	2,437,500	1,690,000	—	224,000	13,000	8,102,008
	2013	1,300,008	3,000,000	2,200,000	1,950,000	—	217,000	33,001	8,700,009

Donald R. Marchand	2015	567,504	934,375	934,375	448,550	—	454,000	13,829	3,352,633
Executive Vice-President, Corporate Development & Chief Financial Officer	2014	527,504	861,250	861,250	465,100	—	165,000	23,102	2,903,206
	2013	505,838	708,131	708,130	525,000	—	476,000	6,717	2,929,816

Alexander J. Pourbaix	2015	800,004	1,600,000	1,600,000	750,050	—	179,000	20,308	4,949,362
Chief Operating Officer	2014	796,670	1,400,000	1,400,000	810,050	—	725,000	19,967	5,151,687
	2013	777,500	1,267,500	1,267,500	975,000	—	204,000	52,775	4,544,275

Karl Johannson	2015	570,838	862,500	862,500	485,900	—	301,000	12,055	3,094,793
Executive Vice-President & President, Natural Gas Pipelines	2014	537,508	756,250	756,250	518,400	—	580,000	43,741	3,192,149
	2013	473,340	558,135	558,134	500,000	—	142,000	8,310	2,239,919

William C. Taylor	2015	441,668	585,000	585,000	380,250	—	530,000	385,819	2,907,737
Executive Vice-President & President, Energy	2014	421,546	441,800	441,800	355,713	—	848,000	369,868	2,878,727
	2013	364,646	308,970	154,485	504,651	—	79,000	91,672	1,503,424

Notes

•
Mr. Marchand was appointed Executive Vice-President, Corporate Development and Chief Financial Officer on October 1, 2015. Amounts shown for 2015 include compensation earned for three months in his new position and nine months in his previous position as Executive Vice-President and Chief Financial Officer.

•
Mr. Pourbaix was appointed Chief Operating Officer on October 1, 2015. Amounts shown for 2015 include compensation earned for three months in his new position and nine months in his previous position as Executive Vice-President and President, Development.

•
The values provided to Mr. Taylor in U.S. dollars have been expressed in Canadian dollars based on the Bank of Canada's average annual exchange rate for the financial year noted, namely 1.0299 for 2013, 1.1045 for 2014, and 1.2787 for 2015.

•	Salary is the actual base salary earned during each of the three years.

•
Share-based awards is the long-term incentive compensation that was awarded as ESUs. The number of ESUs granted is the value of the ESU award divided by the volume-weighted average closing price of TransCanada shares for the five trading days (twenty for the 2015 grant) immediately prior to and including the grant date: $54.64 in 2015, $48.55 in 2014, and $46.98 in 2013.

•
Option-based awards is the long-term incentive compensation that was awarded as stock options. The exercise price is the closing market price of TransCanada shares on the TSX on the trading day immediately prior to the grant date: $56.58 in 2015, $49.03 in 2014, and $47.09 in 2013. See Stock option valuation below for more information.

•	Annual incentive plans is the short-term incentive award, paid as an annual cash bonus and attributable to the noted financial year. Payments are made in the first quarter of the following year.

•	There are no long-term non-equity incentive plans.

•
Pension value includes the annual compensatory value from the DB pension plan. The annual compensatory value is the compensatory change in the accrued obligation and includes the service cost to TransCanada in 2015, plus compensation changes that were higher or lower than the base salary assumptions, and plan changes. See Retirement benefits below for more information.

TCPL Annual information form 2015	118

•	All other compensation includes other compensation not reported in any other column for each named executive and includes:

•
payments to the named executives by any of our subsidiaries and affiliates (including directors’ fees paid by affiliates and amounts paid for serving on management committees of entities that we hold an interest in). These include:

	2015	2014	2013

Mr. Pourbaix	$ —	$12,000	$45,000
Mr. Taylor	48,000	31,500	—

•	matching contributions we made on behalf of the named executives under the employee stock savings plan:

	2015	2014	2013

Mr. Girling	$13,000	$13,000	$13,000
Mr. Marchand	5,675	5,275	5,058
Mr. Pourbaix	8,000	7,967	7,775
Mr. Johannson	5,708	5,375	4,733

•	cash payments if the named executive elected to receive payment in lieu of vacation entitlement from the previous year:

	2015	2014	2013

Mr. Girling	$ —	$ —	$20,001
Mr. Marchand	8,154	17,827	1,659
Mr. Pourbaix	12,308	—	—
Mr. Johannson	6,346	38,366	3,577
Mr. Taylor	22,309	1,508	300

•	payments, taxes, and gross-ups related to relocation, pension, and financial counseling made on behalf of a named executive include:

	2015	2014	2013

Mr. Taylor	$315,510	$336,860	$91,372

•	Perquisites in 2015, 2014, and 2013 are not included because they are less than $50,000 and 10 per cent of each named executive's total base salary.

TCPL Annual information form 2015	119

Additional notes to the summary compensation table
Stock option valuation
The amount under Option-based awards is calculated using the grant date fair value of the stock option award, as determined by the committee.
The committee and Board have approved the Binomial valuation model as the methodology to determine stock option awards. The Binomial valuation model is a generally accepted valuation method for stock options. The Binomial valuation model is used to calculate TransCanada’s accounting value, which we use for both compensation and financial reporting purposes. Each year, the committee and Board review the valuation as prepared by management’s independent consultant. The value takes into account the historic and implied volatility of the underlying shares, dividend yield, risk-free interest rate, option term, vesting period, and expected life based on historical stock option exercise activity for TransCanada plan participants.
The table below is a summary of the final compensation value using the Binomial valuation model for the stock option awards granted in 2015, 2014 and 2013:

Grant date	Exercise price ($)	Compensation value of each stock option ($)
February 19, 2015	56.58	6.45
February 25, 2014	49.03	5.54
February 15, 2013	47.09	5.74
Total stock option exercises in 2015 (supplemental table)
The table below shows for each named executive:
• the number of stock options exercised in 2015, and
• the total value they realized when the options were exercised.

	Total stock options exercised (#)	Total value realized ($)
Russell K. Girling	83,857	1,388,367
Donald R. Marchand	—	—
Alexander J. Pourbaix	120,929	1,841,535
Karl Johannson	18,000	308,946
William C. Taylor	15,000	215,550

TCPL Annual information form 2015	120

INCENTIVE PLAN AWARDS
Outstanding option-based and share-based awards
The table below shows all outstanding option-based and share-based awards previously granted to the named executives that were still outstanding at the end of 2015. Year-end values are based on $45.19, the closing price of TransCanada shares on the TSX at December 31, 2015.

	Option-based awards				Share-based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Russell K. Girling	100,000	31.97	23-Feb-2016	1,322,000	107,773	2,435,131	—
	100,000	31.93	14-Sept-2016	1,326,000
	133,080	35.08	26-Feb-2017	1,345,439
	100,000	36.90	16-Jun-2017	829,000
	158,172	37.93	18-Feb-2018	1,148,329
	385,475	41.95	17-Feb-2019	1,248,939
	383,275	47.09	15-Feb-2020	—
	439,982	49.03	25-Feb-2021	—
	434,109	56.58	19-Feb-2022	—
Donald R. Marchand	47,500	36.26	29-Jul-2017	424,175	37,030	836,693	—
	30,756	37.93	18-Feb-2018	223,289
	96,369	41.95	17-Feb-2019	312,236
	123,368	47.09	15-Feb-2020	—
	155,460	49.03	25-Feb-2021	—
	144,864	56.58	19-Feb-2022	—
Alexander J. Pourbaix	95,057	35.08	26-Feb-2017	961,026	61,744	1,395,106	—
	27,500	36.26	29-Jul-2017	245,575
	97,540	37.93	18-Feb-2018	708,140
	213,687	41.95	17-Feb-2019	692,346
	220,819	47.09	15-Feb-2020	—
	252,708	49.03	25-Feb-2021	—
	248,062	56.58	19-Feb-2022	—
Karl Johannson	19,011	35.08	26-Feb-2017	192,201	33,319	752,843	—
	18,348	37.93	18-Feb-2018	133,206
	32,899	41.95	17-Feb-2019	106,593
	48,450	45.29	2-Nov-2019	—
	97,236	47.09	15-Feb-2020	—
	136,507	49.03	25-Feb-2021	—
	133,721	56.58	19-Feb-2022	—
William C. Taylor	15,209	35.08	26-Feb-2017	153,763	20,083	453,775	—
	16,487	37.93	18-Feb-2018	119,696
	26,071	41.95	17-Feb-2019	84,470
	26,132	47.09	15-Feb-2020	—
	72,202	49.03	25-Feb-2021	—
	90,698	56.58	19-Feb-2022	—

TCPL Annual information form 2015	121

Notes

•	Value of unexercised in-the-money options is based on outstanding vested and unvested stock options and the difference between the option exercise price and year-end closing price of our shares.

•	Number of shares or units of shares that have not vested includes the amount of the grant, plus reinvested units earned as dividend equivalents of all outstanding ESUs as at December 31, 2015.

•
Market or payout value of share-based awards that have not vested is the minimum payout value of all outstanding ESUs as at December 31, 2015. The value is calculated by multiplying 50 per cent of the number of units that have not vested by the year-end closing price of our shares.

•
No value is shown for Market or payout value of vested share-based awards not paid out or distributed. The ESU award granted in 2013 vested on December 31, 2015, and will be paid in March 2016. These awards are shown in the next table.

Incentive plan awards – value vested during the year
The table below shows the total value of all option-based and share-based awards previously granted to the named executives that vested in 2015. It also shows the total amount they earned from non-equity incentive plan awards in 2015.

Name	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
Russell K. Girling	4,000,666	1,741,436	1,560,000
Donald R. Marchand	1,173,907	411,055	448,550
Alexander J. Pourbaix	2,261,370	735,757	750,050
Karl Johannson	734,682	323,985	485,900
William C. Taylor	348,507	198,411	380,250
Notes

•	Option-based awards is the total value the named executives would have realized if they had exercised the stock options on the vesting date.

•	Share-based awards is the payout value of the 2013 ESU awards for the named executives. See the Payout of 2013 executive share unit award section for more information.

•	Non-equity incentive plan compensation is the short-term incentive award for 2015. This amount is shown under Annual incentive plans in the Summary compensation table on page 102.

TCPL Annual information form 2015	122

Value of outstanding options at vesting (supplemental table)
The next table shows the details by grant for calculating the total value of the option-based awards in the table above. Stock options vest one third each year, beginning on the first anniversary of the grant date. The share price on vesting date is the closing price for TransCanada shares on the TSX on the vesting date or the first trading day following that date.

Name	Grant date	Total number of securities under options granted (#)	Option exercise price ($)	Number of options that vested during the year (#)	Share price on vesting date ($)	Value at vesting ($)
Russell K. Girling	25-Feb-2014	439,982	49.03	146,661	54.49	800,769
	15-Feb-2013	383,275	47.09	127,759	57.00	1,266,092
	17-Feb-2012	385,475	41.95	128,492	57.00	1,933,805
Donald R. Marchand	25-Feb-2014	155,460	49.03	51,820	54.49	282,937
	15-Feb-2013	123,368	47.09	41,122	57.00	407,519
	17-Feb-2012	96,369	41.95	32,123	57.00	483,451
Alexander J. Pourbaix	25-Feb-2014	252,708	49.03	84,236	54.49	459,929
	15-Feb-2013	220,819	47.09	73,607	57.00	729,445
	17-Feb-2012	213,687	41.95	71,229	57.00	1,071,996
Karl Johannson	25-Feb-2014	136,507	49.03	45,502	54.49	248,441
	15-Feb-2013	97,236	47.09	32,412	57.00	321,203
	2-Nov-2012	48,450	45.29	16,150	44.22	—
	17-Feb-2012	32,899	41.95	10,966	57.00	165,038
William C. Taylor	25-Feb-2014	72,202	49.03	24,067	54.49	131,406
	15-Feb-2013	26,132	47.09	8,710	57.00	86,316
	17-Feb-2012	26,071	41.95	8,690	57.00	130,785

TCPL Annual information form 2015	123

EQUITY COMPENSATION PLAN INFORMATION
Securities authorized for issue under equity compensation plans
The table below shows the:
• number of shares to be issued under the stock option plan when outstanding options are exercised
• weighted average exercise price of the outstanding options, and
• number of shares available for future issue under the option plan.

at December 31, 2015 Plan category	Number of securities to be issued upon exercise of outstanding options (#)	Weighted-average exercise price of outstanding options ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column) (#)
Equity compensation plans approved by security holders	9,819,819	46.62	6,123,649
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	9,819,819	46.62	6,123,649
Stock option grants as a percentage of outstanding shares

					Dilution	Overhang	Burn rate
Effective date	Total number of shares outstanding (A)	Total number of options outstanding (B)	Total reserve (C)	Total options granted during year (D)	Options outstanding as a % of shares outstanding (B / A)	% of stock options outstanding plus total reserve divided by total shares outstanding ((B + C) / A)	Grant as a % of shares outstanding (D / A)
Dec 31, 2013	707,441,313	7,393,698	10,507,290	1,939,199	1.05	2.53	0.27
Dec 31, 2014	708,662,996	8,464,305	8,215,001	2,292,289	1.19	2.35	0.32
Dec 31, 2015	702,614,096	9,819,819	6,123,649	2,214,028	1.40	2.27	0.32

TCPL Annual information form 2015	124

RETIREMENT BENEFITS
All of the named executives participate in our DB plan. The table below shows their benefits under the DB plan.
Defined benefit pension plan

at December 31, 2015		Annual benefits
Name	Number of years of credited service	At year end ($)	At age 65 ($)	Opening present value of defined benefit obligation ($)	Compensatory change ($)	Non- compensatory change ($)	Closing present value of defined benefit obligation ($)
Russell K. Girling	20.00	885,000	1,398,000	13,610,000	326,000	330,000	14,266,000
Donald R. Marchand	21.92	314,000	479,000	5,025,000	454,000	105,000	5,584,000
Alexander J. Pourbaix	20.00	442,000	770,000	7,275,000	179,000	154,000	7,608,000
Karl Johannson	20.00	275,000	419,000	4,780,000	301,000	166,000	5,247,000
William C. Taylor	19.75	182,000	314,000	3,549,000	530,000	13,000	4,092,000
Notes

•
In 2004, the committee approved arrangements for Mr. Girling, Mr. Pourbaix, Mr. Johannson and Mr. Taylor to receive additional credited service to recognize their high potential and to retain them as employees. The credited service was received for years when they were not formally enrolled in the pension plan, but were employees of TransCanada. Messrs. Girling, Pourbaix and Johannson each received an additional three years of credited service on September 8, 2007 after maintaining continuous employment with us of the same duration. Mr. Taylor received an additional 2.08 years of credited service. The additional credited service is recognized only in the supplemental pension plan for earnings exceeding the maximum set under the Income Tax Act (Canada).

•	Annual benefits at year end is the annual lifetime benefit payable at age 60, based on the years of credited service and the actual pensionable earnings history, as of December 31, 2015.

•	Annual benefits at age 65 is the annual lifetime benefit payable at age 65, based on the years of credited service at age 65 and the actual pensionable earnings history, as of December 31, 2015.

•
Opening and closing present value of defined benefit obligation is at December 31, 2014 and December 31, 2015, respectively. It represents actuarial assumptions and methods that are consistent with those used for calculating the pension obligations disclosed in our 2014 and 2015 consolidated financial statements. These assumptions reflect our best estimate of future events, and the values in the above table may not be directly comparable to similar estimates of pension obligations that may be disclosed by other corporations.

•
Compensatory change in the present value of the obligation includes the service cost to TransCanada in 2015, plus compensation changes that were higher or lower than the base salary assumption, and plan changes.

•	Non-compensatory change in the present value of the obligation includes the interest on the accrued obligation at the start of the year and changes in assumptions in the year.
Accrued pension obligations
Our accrued obligation for the supplemental pension plan was approximately $343 million at December 31, 2015. The current service costs were approximately $9 million and the interest costs were approximately $14 million for a total of $23 million.
The accrued pension obligation is calculated using the method prescribed by U.S. GAAP and is based on management’s best estimate of future events that affect the cost of pensions, including assumptions about future base salary adjustments and short-term incentive awards.
You can find more information about the accrued obligations and assumptions in Note 22 Employee post-retirement benefits to our 2015 consolidated financial statements, which are available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

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TERMINATION AND CHANGE OF CONTROL
Termination
We have an employment agreement with each named executive that outlines the terms and conditions that apply if the executive leaves TransCanada. The table on the following page is a summary of the material terms and provisions if the executive resigns, is terminated, retires or dies. These do not apply when there is a change of control.
The general terms and provisions of ESUs are discussed under each event, however, the committee can use its discretion to decide how to treat unvested ESUs upon termination for executives who have an employment agreement. Each employment agreement includes a non-competition provision that applies for 12 months following the executive’s separation date.
Like all other employees, the named executives are eligible for retiree benefits if they are 55 or older with 10 or more years of continuous service on the separation date. Retiree benefits include:
• a health spending account that can be used to pay for eligible health and dental expenses and/or to purchase private health insurance

•	a security plan that provides a safety net if there are significant medical expenses, and
• life insurance that provides a death benefit of $10,000 to a designated beneficiary.
The employee stock plan, spousal and dependent life insurance, accident insurance and disability insurance end at the separation date.

TCPL Annual information form 2015	126

Compensation on termination
The table below shows how each named executive’s compensation is treated if he leaves TransCanada.

Base salary	Resignation	Payments end.
	Termination without cause	Severance allowance includes a lump-sum payment of the base salary as of the separation date multiplied by the notice period.
Termination with cause
	Retirement	Payments end.
Death
Short-term incentive	Resignation	Not paid.
	Termination without cause	Year of separation: Equals the average bonus pro-rated by the number of months in the current year prior to the separation date.
Years after separation: Equals the average bonus multiplied by the notice period.
	Termination with cause	Not paid.
	Retirement	Year of separation: Equals the average bonus pro-rated by the number of months in the current year prior to the separation date.
Death
ESUs	Resignation	Vested units are paid out; unvested units are forfeited.
	Termination without cause	Vested units are paid out.
Unvested units are forfeited, however the original grant value is generally paid out on a pro rata basis.
	Termination with cause	Vested units are paid out, unvested units are forfeited.
	Retirement	Vested units are paid out. Unvested units continue to vest and the value is assessed at the end of the term. The award is pro-rated for the period of employment up to the retirement date.
	Death	Vested units are paid out.
Unvested units are forfeited, however the original grant value is generally paid out on a pro rata basis.
Stock options	Resignation	Grants after January 1, 2010
Vested stock options must be exercised by their expiry date or six months from the separation date (whichever is earlier).
No stock options vest after the last day of employment.
Grants before 2010
Outstanding stock options continue to vest for six months from the separation date and must be exercised by their expiry date or six months from the separation date (whichever is earlier).
	Termination without cause	Vested stock options must be exercised by the earlier of i) their expiry date or ii) the later of a) the end of the notice period, and b) six months following the separation date.
No stock options vest after the last day of the notice period.
	Termination with cause	Grants after January 1, 2010
Vested stock options must be exercised by their expiry date or six months from the separation date (whichever is earlier).
No stock options vest after the last day of employment.
Grants before 2010
Outstanding stock options must be exercised by their expiry date or six months from the separation date (whichever is earlier).

TCPL Annual information form 2015	127

Stock options (continued)	Retirement
Grants after January 1, 2012
Outstanding stock options continue to vest and must be exercised by their expiry date or three years from the separation date (whichever is earlier). If there is less than six months between the vesting date and the expiry date, the expiry date is extended for six months from the final vesting date of the options.

Grants before 2012 Outstanding stock options vest immediately and must be exercised by their expiry date or three years from the separation date (whichever is earlier).
	Death	Outstanding stock options vest immediately and must be exercised by their expiry date or the first anniversary of death (whichever is earlier).
Pension	Resignation
	Termination without cause	Paid as a commuted value or monthly benefit according to the Registered Plan, the Supplemental Plan, or both, as applicable.
Termination with cause
	Retirement	For termination without cause, credited service is provided for the applicable notice period.
Death
Benefits	Resignation	Coverage ends, or retiree benefits begin if eligible.
	Termination without cause	Coverage continues during the notice period (or an equivalent lump-sum payout is made). Retiree benefits eligibility is determined at the end of the notice period.
	Termination with cause	Coverage continues during the notice period (or an equivalent lump-sum payout is made). Once the notice period ends, coverage ends and retiree benefits begin if eligible.
	Retirement	Coverage ends, or retiree benefits begin if eligible.
	Death	Coverage continues to eligible dependents for a specified period of time after death.
Perquisites	Resignation	Payments end.
	Termination without cause	A lump-sum cash payment equal to the corporate cost of the perquisite package in the one-year period preceding the separation date multiplied by the notice period.
Termination with cause
	Retirement	Payments end.
Death
Other	Resignation	–
	Termination without cause	Out-placement services.
	Termination with cause	–
	Retirement	–
	Death	–
Notes

•
Resignation includes voluntary resignation but not resignation as a result of constructive dismissal. If a named executive resigns because of constructive dismissal, it is treated as termination without cause.

•	The short-term incentive award is not paid on resignation unless the Board uses its discretion.

•	Average bonus equals the average short-term incentive award paid to the named executive for the three years preceding the separation date.

•	The notice period is currently two years for each named executive.

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Change of control
In 2015, amendments were made to the employment agreements for all named executives, including the CEO, as well as to the stock option plan and the ESU plan to provide for consistency in the definition of change of control and in termination benefits. These amendments were made to align with market practices and as part of our commitment to strong corporate governance.
Under the terms of the employment agreements, the stock option plan and ESU plan, a change of control includes an event where another entity becomes the beneficial owner of:
• more than 50% of the voting shares of TransCanada, or
• more than 50% of the voting shares of TCPL (not including the voting shares held by TransCanada).
Other events can also constitute a change of control including a merger where TransCanada is not the surviving entity, a sale of all or substantially all of TCPL’s assets or if the incumbent board ceases to be a majority of the board.
The following is a summary of the terms and provisions that apply to the compensation of the named executives if there is a change of control and there has been a termination without cause or a constructive dismissal within two years of the change of control (‘double trigger’). Upon a double trigger for the named executives, a two year notice period applies which provides for:
• payment of a severance allowance equal to the annual compensation during the notice period which is composed of base salary and the three year average of annual incentive compensation
• a pensionable service credit of two years under the supplemental pension plan
• continuation of health, dental, life and accident insurance benefits during the notice period or cash payment in lieu of such benefits
• a cash payment in lieu of perquisites during the notice period
• professional out-placement services to a maximum of $25,000
• accelerated vesting and payment of ESUs, and
• accelerated vesting of stock options.
If, for any reason, we are unable to implement accelerated vesting (for example, our shares stop trading), we will pay the named executive a cash amount. This would be equal to the net amount of the compensation the named executive would have received if, on the date of a change of control, he had exercised all vested options and unvested options that would have had accelerated vesting.

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Separation and other payments
The table below is a summary of the incremental payments that would be made to each named executive under the different separation events, with and without a deemed change of control. All payments have been calculated using December 31, 2015 as the separation date and the date of a change of control as if it applies. These amounts would be paid under the terms of the employment agreements as amended in February 2015.
They do not include certain amounts that would be provided under normal course, such as the value of:
• any stock options or ESUs vesting as part of normal employment
• pension benefits that would normally be provided following resignation, or
• retiree benefits.

	Without a change of control				With a change of control
Name	Termination with cause ($)	Termination without cause ($)	Retirement ($)	Death ($)	Termination without cause ($)
Russell K. Girling	_	13,742,459	3,474,769	6,033,103	16,017,192
Donald R. Marchand	_	4,492,904	890,605	1,776,230	5,267,191
Alexander J. Pourbaix	_	7,772,804	1,580,790	3,047,457	8,459,544
Karl Johannson	_	4,976,628	825,419	1,617,085	5,114,293
William C. Taylor	_	3,213,769	611,949	1,092,195	3,664,499
Notes

•
Termination without cause following a change of control also applies if the named executive resigns because of constructive dismissal and the separation date is within two years of the date of a change of control.

•	There are no incremental payments that would be made to each named executive in the event of a change of control without termination.

•	The amounts from share-based compensation include the payouts of outstanding 2013 ESU awards for some separation events:

•
include additional units from reinvested dividends up to and including an equivalent number of units for the final dividend that is declared as of December 31, 2015, based on $44.90, the twenty-day volume-weighted average closing price of TransCanada shares on the TSX at December 31, 2015, and

•	include the performance multiplier of 0.54 as determined by the committee and the Board.

•	ESUs and stock options continue to vest under the Retirement scenario provided the named executive is age 55 or over.

•
The values provided to Mr. Taylor in U.S. dollars have been expressed here in Canadian dollars based on the Bank of Canada's average annual exchange rate for the financial year noted, namely 1.0299 for 2013, 1.1045 for 2014, and 1.2787 for 2015.

Every year the committee reviews the severance amounts calculated for each named executive under his employment agreement. The data represents the total value to be paid to the executive if he is terminated without cause and with and without a deemed change of control.

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Appendices
Appendix A
Charter of the Board of Directors
I. INTRODUCTION
A. The Board’s primary responsibility is to foster the long- term success of the Company consistent with the Board’s responsibility to act honestly and in good faith with a view to the best interests of the Company.
B. The Board of Directors has plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board. This Charter is prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.
II. COMPOSITION AND BOARD ORGANIZATION
A. Nominees for directors are initially considered and recommended by the Governance Committee of the Board, approved by the entire Board and elected annually by the shareholders of the Company.
B. The Board must be comprised of a majority of members who have been determined by the Board to be independent. A member is independent if the member has no direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.
C. Directors who are not members of management will meet on a regular basis to discuss matters of interest independent of any influence from management.
D. Certain of the responsibilities of the Board referred to herein may be delegated to committees of the Board. The responsibilities of those committees will be as set forth in their Charter, as amended from time to time.
III. DUTIES AND RESPONSIBILITIES
A. Managing the Affairs of the Board
The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. Certain of the legal obligations of the Board are described in detail in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:
i) planning its composition and size;
ii) selecting its Chair;

iii) nominating candidates for election to the Board;
iv) determining independence of Board members;
v) approving committees of the Board and membership of directors thereon;
vi) determining director compensation; and
vii) assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities.
B. Management and Human Resources
The Board has the responsibility for:
i) the appointment and succession of the Chief Executive Officer (CEO) and monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO’s duties;
ii) approving a position description for the CEO;
iii) reviewing CEO performance at least annually, against agreed-upon written objectives;
iv) approving decisions relating to senior management, including the:
a) appointment and discharge of officers of the Company and members of the senior executive leadership team;
b) compensation and benefits for members of the senior executive leadership team;
c) annual corporate and business/functional and individual performance objectives utilized in determining incentive compensation or other awards to officers; and

d)
employment contracts, termination and other special arrangements with senior executive officers, or other employee groups if such action is likely to have a subsequent material(1) impact on the Company or its basic human resource and compensation policies.

v) taking all reasonable steps to ensure succession planning programs are in place, including programs to train and develop management;
vi) the overall oversight of the Company sponsored Canadian pension plans and ensuring that processes are in place to properly oversee the administration and management of such pension plans either directly or through delegation of the duties and responsibilities to one or more Board Committees;

(1)
For purposes of this Charter, the term “material” includes a transaction or a series of related transactions that would, using reasonable business judgment and assumptions, have a meaningful impact on the Corporation. The impact could be relative to the Corporation’s financial performance and liabilities as well as its reputation.

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vii) approving certain matters relating to all employees, including:
a) the annual salary policy/program for employees;
b) new benefit programs or changes to existing programs that would create a change in cost to the Company in excess of $10,000,000 annually; and
c) material benefits granted to retiring employees outside of benefits received under approved pension and other benefit programs.
C. Strategy and Plans
The Board has the responsibility to:
i) participate in strategic planning sessions to ensure that management develops, and ultimately approve, major corporate strategies and objectives;
ii) approve capital commitment and expenditure budgets and related operating plans;
iii) approve financial and operating objectives used in determining compensation;
iv) approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;
v) approve material divestitures and acquisitions; and
vi) monitor management’s achievements in implementing major corporate strategies and objectives, in light of changing circumstances.
D. Financial and Corporate Issues
The Board has the responsibility to:
i) take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;
ii) monitor operational and financial results;
iii) approve annual financial statements and related Management’s Discussion and Analysis, review quarterly financial results and approve the release thereof by management;
iv) approve the Management Information Circular, Annual Information Form and documents incorporated by reference therein;
v) declare dividends;
vi) approve financings, changes in authorized capital, issue and repurchase of shares, issue and redemption of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and trust indentures;
vii) recommend appointment of external auditors and approve auditors’ fees;
viii) approve banking resolutions and significant changes in banking relationships;
ix) approve appointments, or material changes in relationships with corporate trustees;

x) approve contracts, leases and other arrangements or commitments that may have a material impact on the Company;
xi) approve spending authority guidelines; and
xii) approve the commencement or settlement of litigation that may have a material impact on the Company.
E. Business and Risk Management
The Board has the responsibility to:
i) take reasonable steps to ensure that management has identified the principal risks of the Company’s businesses and implemented appropriate strategies to manage these risks, understands the principal risks and achieves a proper balance between risks and benefits;
ii) review reports on capital commitments and expenditures relative to approved budgets;
iii) review operating and financial performance relative to budgets or objectives;
iv) receive, on a regular basis, reports from management on matters relating to, among others, ethical conduct, environmental management, employee health and safety, human rights, and related party transactions; and
v) assess and monitor management control systems by evaluating and assessing information provided by management and others (e.g. internal and external auditors) about the effectiveness of management control systems.
F. Policies and Procedures
The Board has responsibility to:
i) monitor compliance with all significant policies and procedures by which the Company is operated;
ii) direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;
iii) provide policy direction to management while respecting its responsibility for day-to-day management of the Company’s businesses; and
iv) review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).
G. Compliance Reporting and Corporate Communications
The Board has the responsibility to:
i) take all reasonable steps to ensure the Company has in place effective disclosure and communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;
ii) approve interaction with shareholders on all items requiring shareholder response or approval;

TCPL Annual information form 2015	132

iii) take all reasonable steps to ensure that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;
iv) take all reasonable steps to ensure that financial results are reported fairly and in accordance with generally accepted accounting principles;
v) take all reasonable steps to ensure the timely reporting of any other developments that have significant and material impact on the Company; and
vi) report annually to shareholders on the Board’s stewardship for the preceding year (the Annual Report).
IV. GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS
A. The Board is responsible for:
i) directing management to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained;
ii) approving changes in the By-laws and Articles of Incorporation, matters requiring shareholder approval, and agendas for shareholder meetings;
iii) approving the Company’s legal structure, name, logo, mission statement and vision statement; and
iv) performing such functions as it reserves to itself or which cannot, by law, be delegated to Committees of the Board or to management.

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Appendix B
Non‑GAAP measures
In our disclosure, we use the following non-GAAP measures as certain key financial metrics and performance goals:

•	EBITDA

•	EBIT

•	Funds generated from operations

•	Distributable cash flow

•	Distributable cash flow per share

•	Comparable earnings

•	Comparable earnings per common share

•	Comparable EBITDA

•	Comparable EBIT

•	Comparable distributable cash flow

•	Comparable distributable cash flow per share
These measures do not have any standardized meaning as prescribed by U.S. generally accepted accounting principles (GAAP) and, therefore may, not be similar to measures presented by other entities.
We adjust these non-GAAP measures for specific items that are significant but do not reflect our operations in the year. In calculating these non-GAAP measures, we use our judgment and make informed decisions to identify specific items to exclude, some of which may occur again.
USING NON-GAAP MEASURES
We use these non-GAAP measures to improve our ability to compare financial results between reporting periods and to enhance our understanding of operating performance, liquidity and ability to generate funds to finance operations. We provide these non-GAAP measures as additional information on our operating performance, liquidity and ability to generate funds to finance operations.
See our 2015 MD&A for:

•	a reconciliation of comparable earnings to net income attributable to common shares in the Reconciliation of Non-GAAP Measures table, and

•	a reconciliation of funds generated from operations to net cash provided by operations, in the Net cash provided by operations table in the Financial condition section.

•	a reconciliation of comparable distributable cash flow to net cash provided by operations in the comparable distributable cash flow table in the Financial condition section.
CALCULATING THE MEASURES
EBITDA and EBIT
We use EBITDA as an approximate measure of our pre-tax operating cash flow. It measures our earnings before deducting financial charges, income tax, depreciation and amortization, net income attributable to non-controlling interests and preferred share dividends, and includes income from equity investments. EBIT measures our earnings from ongoing operations and is a useful measure of our performance and an effective tool for evaluating trends in each segment as it is equivalent to our segmented earnings.

Funds generated from operations
Funds generated from operations includes net cash provided by operations before changes in operating working capital. We believe it is a useful measure of our consolidated operating cash flow because it does not include fluctuations from working capital balances, which do not necessarily reflect underlying operations in the same period and is used to provide a consistent measure of the cash generating performance of our assets.
Distributable cash flow
Distributable cash flow is defined as funds generated from operations less preferred, share dividends, distribution to non-controlling interests and maintenance capital, which costs are necessary to preserve the operating ability of our assets. We believe it is a useful supplemental measure of performance that defines cash available to common shareholders before capital allocation.
Comparable measures
We calculate the comparable measures by adjusting certain GAAP and non-GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. These comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable.

Comparable measure	Original measure
comparable earnings	net income attributable to common shares
comparable earnings per common share	net income per common share
comparable EBITDA	EBITDA
comparable EBIT	segmented earnings
comparable distributable cash flow	distributable cash flow
Our decision not to include a specific item is subjective and made after careful consideration. Specific items may include:

•	certain fair value adjustments relating to risk management activities

•	income tax refunds and adjustments

•	gains or losses on sales of assets

•	legal, contractual and bankruptcy settlements

•	impact of regulatory or arbitration decisions relating to prior year earnings, or

•	restructuring costs

•	impairment of assets and investments
We calculate comparable earnings and comparable distributable cash flow by excluding the unrealized gains and losses from changes in the fair value of certain derivatives used to reduce our exposure to certain financial and commodity price risks. These derivatives provide effective economic hedges, but do not meet the criteria for hedge accounting. As a result, the changes in fair value are recorded in net income. As these unrealized changes in fair value do not accurately reflect the gains and losses that will be realized at settlement, we do not consider them part of our underlying operations.

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